07066084

WHX CORPORATION

2006 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________

Commission file number 1-2394

WHX CORPORATION

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	**13-3768097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
555 Theodore Fremd Avenue **Rye, New York**	**10580**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: 914-925-4413

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No ✓

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No ✓

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _ No ✓

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer____ Accelerated filer_____ Non-accelerated filer ✓

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes __ No ✓

The aggregate market value of the voting and non-voting common equity held by non-affiliates of registrant as of June 30, 2006 totaled approximately $45.7 million based on the then-closing stock price.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes __ No ✓

On March 26, 2007, there were approximately 10,000,498 shares of common stock, par value $0.01 per share.

TABLE OF CONTENTS

PART I

Item 1. *Business*

The Company

WHX Corporation

WHX Corporation ("WHX") is a holding company that invests in and/or manages a group of businesses. WHX's primary business is Handy & Harman (together with its subsidiaries, "H&H"), a diversified manufacturing company. H&H is also principally a holding company which owns operating companies (described below). WHX also owns Bairnco Corporation. See "Recent Developments" below. WHX, together with all of its subsidiaries, shall be referred to herein as the "Company".

WHX acquired H&H in April 1998. H&H's operating companies encompass three segments (a) Tubing, which manufactures and sells tubing products fabricated from stainless steel, carbon steel and specialty alloys; (b) Precious Metals, which manufactures and sells precious metal brazing products and precision electroplated materials and stamped parts; and (c) Engineered Materials, which manufactures and sells engineered materials supplied to the roofing, construction, natural gas, electric, and water industries. H&H's products are sold to industrial users in a wide range of applications which include the roofing, construction, electric, electronic, automotive original equipment, computer equipment, oil, refrigeration, utility, telecommunications, medical and energy related industries.

Business Strategy

The Company's business strategy is a) to enhance the growth and profitability of H&H and to build upon the strengths of certain of H&H's businesses through internal growth and strategic acquisitions, and to make profitable acquisitions from time to time, and b) to maximize the value of the businesses of Bairnco.

H&H expects to continue to focus on high margin products and innovative technology, while limiting its exposure to low margin, capital-intensive businesses. As part of that strategy, in March 2007, H&H sold the East Providence, Rhode Island facility of Handy & Harman Electronic Materials Corp., and in 2006, H&H closed its H&H Tube Co. Norristown, Pennsylvania facility, and sold its 50% interest in a Singapore precious metals operation. In 2005, H&H closed its wire and cable operations and in 2002, H&H exited certain of its precious metal activities that had been part of its historical business base. H&H focuses its engineering expertise to expand production of higher value-added products. H&H from time to time continues to evaluate the sale of non-core assets and certain underperforming businesses, as well as strategic acquisitions. WHX has provided, and may provide from time to time in the future, information to interested parties regarding portions of its non-core assets and businesses.

Pursuant to an Asset Purchase Agreement dated as of December 28, 2006, a subsidiary of H&H acquired a mechanical roofing fastener business. The purchase price was approximately $26 million, including a working capital adjustment. The assets acquired included, among other things, machinery, equipment, inventories of raw materials, work-in-process and finished products, certain contracts, accounts receivable and intellectual property rights, all as related to the acquired business and as provided in the Asset Purchase Agreement. This acquired business develops and manufactures fastening systems for the commercial roofing industry. H&H believes this acquisition solidifies its position as a leading manufacturer and supplier of mechanical fasteners, accessories and components, and building products for the North American commercial and residential construction industry.

Recent Developments

On April 12, 2007, Steel Partners II, L.P. ("Steel"), a Delaware limited partnership, and WHX entered into a Stock Purchase Agreement whereby WHX acquired Steel's entire interest in BZ Acquisition Corp. ("BZA"), a Delaware corporation and wholly owned subsidiary of Steel (the "BZA Transfer") for $10.00. In addition, WHX agreed to reimburse all reasonable fees and expenses incurred by Steel in connection with the Offer and the Merger (each as defined below). BZA is the acquisition subsidiary in a tender offer to acquire up to all of the outstanding stock of Bairnco Corporation, a Delaware corporation ("Bairnco") for $13.50 per share in cash. Steel beneficially owns approximately 50.3% of WHX's outstanding common stock.

Steel, BZA, and Bairnco entered into an Agreement and Plan of Merger dated as of February 23, 2007 (the "Merger Agreement"), pursuant to which BZA amended its tender offer to acquire all of the outstanding common shares of Bairnco at a price of $13.50 per share in cash (the "Offer"). In addition, all Bairnco shareholders of record on March 5, 2007 continued to be entitled to receive the declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share. On April 13, 2007, upon the expiration of the Offer pursuant to the Merger Agreement, BZA acquired approximately 88.9% of the outstanding common stock of Bairnco.

Pursuant to the Merger Agreement, on April 24, 2007, BZA was merged with and into Bairnco with Bairnco continuing as the surviving corporation as a wholly owned subsidiary of WHX (the "Merger"). At the effective time of the Merger, each Bairnco common share then outstanding (other than shares owned by BZA or its direct parent entity, shares owned by Bairnco as treasury stock and shares held by stockholders who properly exercise their appraisal rights) was automatically converted into the right to receive $13.50 per share in cash without interest and subject to applicable withholding taxes. Immediately prior to the Merger, BZA held approximately 90.1% of the outstanding shares of Bairnco. The proceeds required to fund the closing of the Offer and the resulting Merger and to pay related fees and expenses were approximately $101.5 million.

In connection with the closing of the Offer, initial financing was provided by Steel through two facilities. Steel extended to BZA bridge loans in principal amount of approximately $75.1 million, $1.4 million, and $10.0 million (and may extend additional loans of approximately $3.6 million, up to an aggregate total amount of borrowings of $90.0 million) pursuant to a Loan and Security Agreement (the "Bridge Loan Agreement"), between BZA and Bairnco, as borrowers, and Steel, as lender. In addition, Steel extended to WHX a $15.0 million subordinated loan, which is unsecured at the WHX level, pursuant to a Subordinated Loan and Security Agreement (the "Subordinated Loan Agreement" and, together with the Bridge Loan Agreement, the "Loan Agreements"), between WHX, as borrower, and Steel, as lender. WHX contributed the $15.0 million proceeds of the subordinated loan to BZA as a capital contribution.

The Bridge Loan Agreement provides for bridge term loans of up to $90 million from Steel to BZA, which were assumed by Bairnco as a result of the Merger. Borrowings under the Bridge Loan Agreement bear (i) cash interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 1.75% and (ii) pay-in-kind interest at a rate per annum equal to 4.5% for the first 90 days the initial loan is outstanding and 5% (instead of 4.5%) for the balance of the term, each as adjusted from time to time. The minimum aggregate interest rate on borrowings under the Bridge Loan Agreement is 14.5% per annum for the first 90 days the initial loan is outstanding, and 15% (instead of 14.5%) per annum for the balance of the term, and the maximum aggregate interest rate on borrowings under the Bridge Loan Agreement is 18% per annum. The cash interest rate and the pay-in-kind interest rate may be adjusted from time to time, by agreement of Steel and Bairnco, so long as the aggregate interest rate remains the same. Interest is payable monthly in arrears. Obligations under the Bridge Loan Agreement are guaranteed by certain of Bairnco's subsidiaries and secured by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. Obligations under the Bridge Loan Agreement are also guaranteed by the Company on an unsecured basis. The scheduled maturity date of the indebtedness under the Bridge Loan Agreement is the earlier to occur of (i) June 30, 2008 and (ii) such time as Bairnco obtains any replacement financing. Indebtedness under the Bridge Loan Agreement may be prepaid without penalty or premium.

The Subordinated Loan Agreement provides for a subordinated term loan of $15 million from Steel to WHX, which is unsecured at the WHX level. Borrowings under the Subordinated Loan Agreement bear pay-in-kind interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 7.75%, adjusted from time to time, with a minimum interest rate of 16% per annum and a maximum interest rate of 19% per annum. Interest is payable monthly in arrears. Obligations under the Subordinated Loan Agreement are guaranteed by Bairnco and certain of its subsidiaries and secured by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. The indebtedness under the Subordinated Loan Agreement will mature on the second anniversary of the issuance of the subordinated loan and may be prepaid without penalty or premium.

The Loan Agreements contain customary representations, warranties, covenants, events of default and indemnification provisions. The indebtedness under the Bridge Loan Agreement and the related security interests is subordinated to the indebtedness and related security interests granted under Bairnco's existing senior credit facility with Bank of America, N.A. The guarantees of the indebtedness under the Subordinated Loan Agreement and the related security interests is subordinated to all indebtedness and security interests described in the preceding sentence.

Bairnco operates two core businesses – Arlon and Kasco. Arlon designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets. Kasco is a leading provider of meat-room products and maintenance services for the meat and deli departments of supermarkets; restaurants; meat, poultry and fish processing plants; and manufacturers and distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America. WHX believes that the acquisition of Bairnco will be beneficial because of Bairnco's strong positions in niche engineered materials markets, and that it will improve Bairnco's plant level operations, profit margins and working capital. The results of operations and assets of Bairnco will be included in the financial statements of WHX beginning in the second quarter of 2007.

Unless specifically provided herein, references to the Company or similar terms do not include Bairnco, which became a subsidiary of WHX Corporation in April 2007.

Products and Product Mix

Tubing Segment

H&H manufactures a wide variety of steel tubing products. Small-diameter precision-drawn tubing fabricated from stainless steel, nickel alloy and carbon and alloy steel is produced in many sizes and shapes to critical specifications for use in the appliance, refrigeration, petrochemical, transportation, semiconductor, aircraft and instrumentation industries. Additionally, tubular products are manufactured for the medical industry for use in implants, surgical devices and instrumentation.

Precious Metals Segment

H&H's precious metals activities include the fabrication of precious metals and their alloys into brazing alloys and the utilization of precious metals in precision electroplating.

H&H's profits from precious metal brazing alloy products are principally derived from the "value added" of processing and fabricating (and not from the purchase and resale of) precious metals. In accordance with general practice in the industry, prices to customers are generally a composite of two factors: (1) the value of the precious metal content of the product and (2) the "fabrication value", which includes the cost of base metals, labor, overhead, financing and profit. Fabricated precious metal brazing alloys are used in many industries including automotive, air conditioning, general industrial and other metal-joining industries.

H&H produced precision-stamped, electroplated and molded materials and stamped parts (often using gold, silver, palladium and various base metals on such materials and stamped parts) for use in the automotive, electronics, telecommunications, semiconductor, and computer industries. The Company sold its precision-stamping operation in March 2007.

Engineered Materials Segment

H&H manufactures fasteners, fastening systems, plastic and steel fittings and connectors, non-ferrous thermite welding powders, and electrogalvanized products for the roofing, construction, appliance, do-it-yourself, natural gas, electric and water distribution industries.

Customers

H&H is diversified across industrial markets and customers. H&H sells to customers in the construction, electronics, telecommunications, home appliance OEM, transportation, utility, medical, semiconductor, computer, aerospace and general manufacturing industries. In 2006 and 2005, no customer accounted for more than 5% of H&H's sales. In 2004, one customer within our engineered materials segment accounted for 7.1% of H&H's sales.

Raw Materials

The raw materials used by H&H in its precious metal segment consist principally of silver, gold, copper, zinc, nickel, tin, and the platinum group metals in various forms. H&H purchases its precious metals at market prices from primary producers, bullion dealers, or in the form of scrap. The prices of silver, gold, and palladium are subject to fluctuations and are expected to continue to fluctuate and be affected by world market conditions. Nonetheless, H&H has generally not experienced any problem in obtaining the necessary quantities of raw materials. To the extent that supplier or customer metals are used by H&H, the amount of inventory which H&H owns is generally reduced. Precious metal raw materials are generally readily available from several sources. H& H does not engage in speculative buying or selling of precious metals.

The raw materials used by H&H in its non-precious metal operations consist principally of stainless, galvanized, and carbon steel, nickel alloys, a variety of high-performance alloys, and various plastic compositions. H&H purchases all such raw materials at open market prices from domestic and foreign suppliers. H&H has generally not experienced any long-term problem in obtaining the necessary quantities of raw materials. Prices and availability, particularly of raw materials purchased from foreign suppliers, are affected by world market conditions.

Backlog

H&H has no material backlog.

Capital Investments

The Company believes that H&H's business segments must continuously strive to improve productivity and product quality, and control and/or reduce manufacturing costs, in order to remain competitive. Accordingly, H&H's business segments expect to continue to incur capital investments that reduce overall manufacturing costs, improve the quality of products produced, and broaden the array of products offered to H&H's several markets served, as well as replace equipment as necessary to maintain compliance with environmental, health and safety laws and regulations. H&H's capital expenditures for 2006 and 2005 for continuing operations were $7.7 million and $20.4 million, respectively. A major capital project in 2005 and 2006 consisted of establishing a carbon tubing facility for the refrigeration and automotive markets in Mexico. Approximately $10.0 million of the 2005 expenditures related to a plant expansion at H&H's fastener facility in Agawam, MA. The level of capital expenditure in 2006 and prior were needed to expand and maintain productive capacity, improve productivity and upgrade selected facilities to meet competitive requirements and maintain compliance with environmental health and safety laws and regulations. H&H anticipates funding its capital expenditures in 2007 from cash on hand; funds generated by operations and borrowed funds. H&H anticipates its capital expenditures will approximate depreciation, on average, over the next few years. Other than at H&H, the Company did not make any material capital expenditures in 2006.

Energy Requirements

H&H requires significant amounts of electricity and natural gas to operate its facilities and is subject to price changes in these commodities. A shortage of electricity or natural gas, or a government allocation of supplies resulting in a general reduction in supplies, could increase costs of production and could cause some curtailment of production.

Employment

Total active employment of the Company at December 31, 2006 aggregated 1,628 employees worldwide. Of these employees, 514 were office employees, 466 were covered by collective bargaining agreements and 648 were non-union operating employees.

Competition

There are many companies, both domestic and foreign, which manufacture tubing products and other specially engineered products of the type H&H manufactures. There are also a number of competitors in each of the classes of precious metal products we sell. Some of these competitors are larger than we are and have financial resources greater than we do. Some of these competitors enjoy certain other competitive advantages, including greater name recognition; greater financial, technical, marketing and other resources; a larger installed base of customers; and well-established relationships with current and potential customers. Competition is based on quality, technology, service, and price and in some industries, new product introduction, each of which is of equal importance.

Prior Operations

WHX's other business through August 1, 2003, consisted of Wheeling-Pittsburgh Corporation ("WPC") and six of its subsidiaries including Wheeling-Pittsburgh Steel Corporation ("WPSC"), a vertically integrated manufacturer of value-added and flat rolled steel products. WPSC, together with WPC and its other subsidiaries shall be referred to herein as the "WPC Group."

On November 16, 2000, the WPC Group filed petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio, and continued business operations as debtors-in-possession until emerging from bankruptcy on August 1, 2003. Pursuant to the terms of the WPC Plan of Reorganization, the WPC Group ceased to be a subsidiary of WHX effective August 1, 2003, and from that date forward has been an independent company. Accordingly, as of November 16, 2000, WHX no longer consolidated WPC and the accompanying financial data in the Report on Form 10-K excludes the operating results of WPC for the periods after November 16, 2000.

Item 1A. ***Risk Factors***

This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, including, in particular, forward-looking statements under the headings "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8 - Financial Statements and Supplementary Data." These statements appear in a number of places in this Report and include statements regarding WHX's intent, belief or current expectations with respect to (i) its financing plans, (ii) trends affecting its financial condition or results of operations, and (iii) the impact of competition. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements; however, this Report also contains other forward-looking statements in addition to historical information.

Any forward-looking statements made by WHX are not guarantees of future performance and there are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. This means that indicated results may not be realized.

Factors that could cause the actual results of the Company in future periods to differ materially include, but are not limited to, the following:

Risks Relating to Our Financial Condition and Recently Completed Reorganization

We have a history of losses and cannot assure you that we will achieve profitability in 2007.

We have incurred significant losses and negative cash flows from operations in recent years, and our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered in operating a company that has just emerged from protection under Chapter 11 of the Bankruptcy Code (see "Item 3 – Legal Proceedings"). In addition, the consolidated financial statements for the years ended December 31, 2004 and 2005 have been prepared assuming that the Company will continue as a going concern. Note 1A to such consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 describes a number of conditions concerning the Company's liquidity difficulties, and states that these conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company incurred net operating losses of $18.2 million, $34.7 million and $140.4 million for the years ended December 31, 2006, 2005 and 2004, respectively, and had negative cash flows from operations of $18.8 million, $5.0 million and $39.6 million for the years ended December 31, 2006, 2005, and 2004, respectively. As of December 31, 2006, the Company has an accumulated deficit of $412.1 million and a working capital deficit of $1.6 million. Additionally, the Company has not been in compliance with certain of its bank covenants and has been required to obtain a number of waivers from its lenders related to such covenants.

As of December 31, 2006, WHX and its unrestricted subsidiaries had cash of approximately $0.8 million and current liabilities of approximately $7.5 million, including $5.1 million of mandatorily redeemable preferred shares payable to a related party. WHX is a holding company and has as its sole source of cash flow distributions from its operating subsidiaries, H&H and Bairnco, or other discrete transactions. H&H's bank credit facilities and term loans effectively do not permit it to transfer any cash or other assets to WHX (with the exception of an unsecured loan for required payments to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions), and are collateralized by substantially all of H&H's assets. Bairnco's revolving credit facility ("Bairnco Revolving Credit Facility") permits distributions by Bairnco to WHX under certain conditions. WHX has no bank credit facility of its own. WHX's ongoing operating cash flow requirements consist of funding the minimum requirements of the WHX Pension Plan and paying other administrative costs.

H&H's availability under its revolving credit facility and other facilities as of December 31, 2006 was $19.1 million, and as of March 31, 2007, was approximately $15.5 million. On March 29, 2007, all such facilities, including the term loans, were amended to (i) redefine EBITDA, (ii) reset the levels and amend certain of the financial covenants, (iii) extend the termination date of the credit facilities from March 31, 2007 to June 30, 2008, (iv) permit the extension by H&H to WHX of an unsecured loan for required payments to the pension plan, under certain conditions, and (v) permit the extension by H&H to WHX of an unsecured loan for other uses in the aggregate principal amount not to exceed $3.5 million under certain conditions. The amendments also provided for waivers of certain events of default existing as of March 29, 2007.

In connection with the closing of the Offer and the Merger on April 24, 2007, Bairnco became a wholly-owned subsidiary of WHX. Initial financing was provided by Steel through two facilities in the approximate aggregate amount of $101.5 million. In addition, the Bairnco Revolving Credit Facility was amended to permit the closing of the Merger and related financing transactions. The availability under the Bairnco Revolving Credit Facility on March 31, 2007 was approximately $12.0 million. The Bairnco Revolving Credit Facility permits distributions by Bairnco to WHX under certain conditions.

In addition to the obligations under the current credit facilities, the Company also has significant cash flow obligations, including without limitation the amounts due to the WHX Pension Plan (as amended by the IRS Waiver and the PBGC Settlement Agreement entered into December 28, 2006). There can be no assurance that the funds available from operations and under its credit facilities will be sufficient to fund debt service costs, working capital demands and environmental remediation costs, or that the Company will be able to obtain replacement financing at commercially reasonable terms upon the expiration of the H&H and Bairnco credit facilities in June 2008.

Throughout 2005 and 2006, the Company experienced liquidity issues. On March 7, 2005, WHX (the parent company) filed a voluntary petition to reorganize under Chapter 11 of the United States Bankruptcy Code. WHX continued to operate its business and own and manage its properties as a debtor-in-possession under the jurisdiction of the bankruptcy court until it emerged from protection under Chapter 11 of the Bankruptcy Code on July 29, 2005.

Since emerging from bankruptcy, due to covenant restrictions in H&H's credit facilities, there have been no dividends from H&H to WHX and WHX's sources of cash flow have consisted of:

- The issuance of $5.1 million in preferred stock by a newly created subsidiary in October 2005, which was invested in the equity of a public company (Cosine Communications Inc.); and

- Partial payment of the H&H subordinated debt to WHX of $9.0 million, which required the approval of the banks participating in the H&H bank credit facilities. Subsequent to this transaction in 2006, the remaining intercompany loan balance of the subordinated debt of $44.2 million was converted to equity.

- As permitted by the March 29, 2007 Amendment and Waiver to the Loan and Security Agreements, an unsecured loan from H&H for required payments to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions.

- A $15.0 million subordinated loan from Steel pursuant to a Subordinated Loan and Security Agreement between WHX, as borrower, and Steel, as lender. WHX used the $15.0 million proceeds of the subordinated loan as a capital contribution to acquire Bairnco.

We sponsor a defined benefit pension plan which could subject us to substantial cash funding requirements in the future.

On September 15, 2006, WHX was required to make a minimum contribution to the WHX Pension Plan for the 2005 plan year in the amount of $15.5 million. However, we did not make that contribution due to liquidity issues. We applied to the Internal Revenue Service ("IRS") for a funding waiver for the 2005 plan year, and on December 20, 2006, the IRS granted a conditional waiver of the minimum funding requirements for the 2005 plan year in accordance with section 412 (d) of the Internal Revenue Code and section 303 of the Employee Retirement Income and Security Act of 1974, as amended ("ERISA") (the "IRS Waiver"). On December 28, 2006, WHX, H&H, and the Pension Benefit Guaranty Corporation (the "PBGC") entered into the PBGC Settlement Agreement in connection with the IRS Waiver and certain other matters. The IRS Waiver is subject to certain conditions, including a requirement that the Company meet the minimum funding requirements for the WHX Pension Plan for the plan years ending December 31, 2006 through 2010, without applying for a waiver of such requirements. The PBGC Settlement Agreement and related agreements include the following: (i) the amortization of the waived amount of $15.5 million (the "Waiver Amount") over a period of five years, (ii) the PBGC's consent to increase borrowings under H&H's senior credit facility to $125 million in connection with the closing of an acquisition (iii) the resolution of any potential issues under Section 4062(e) of ERISA, in connection with the cessation of operations at certain facilities owned by WHX, H&H or their subsidiaries, and (iv) the granting to the PBGC of subordinate liens on the assets of H&H and its subsidiaries, and specified assets of WHX, to collateralize WHX's obligation to pay the Waiver Amount to the WHX Pension Plan and to make certain payments to the WHX Pension Plan in the event of its termination. As a result of the PBGC Settlement Agreement and the IRS Waiver, based on estimates from WHX's actuary, the Company expects its minimum funding requirement for the specific plan year and the amortization of the 2005 requirement to be $13.1 million (paid in full in 2006), $10.8 million, $11.0 million, $8.9 million, $7.0 million and $2.3 million (which amounts reflect the recent passage of the Pension Protection Act of 2006) in 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

Our pension benefit costs are developed from actuarial valuations. Inherent in these valuations are assumptions including discount rates and expected long-term rates of return on plan assets. Material changes in our pension costs may occur in the future due to changes in market conditions not consistent with the assumptions, changes in assumptions, or other changes such as a plan termination, in which case there may be additional claims related to payment for unfunded liabilities.

H&H's results of operations may be negatively affected by variations in interest rates.

The H&H credit facilities are collateralized by accounts receivable, inventory, and property, plant and equipment. These credit facilities are variable rate obligations which expose H&H to interest rate risks.

Warren G. Lichtenstein, our Chairman, and certain other officers and directors, through their affiliation with Steel Partners II, L.P., has the ability to exert significant influence over our operations.

Warren G. Lichtenstein, our Chairman, as the sole managing member of the general partner of Steel Partners II, L.P., is also deemed to own beneficially the shares of our common stock owned by Steel Partners II, L.P. Steel Partners II, L.P. beneficially owns 5,029,793 shares of our common stock, representing approximately 50.3% of our outstanding common stock. Mr. Lichtenstein, as sole managing member and the general partner of Steel Partners II, L.P., has sole investment and voting control over the shares beneficially owned by Steel Partners II, L.P. and thus has the ability to exert significant influence over our policies and affairs, including the election of our Board of Directors and the approval of any action requiring a stockholder vote, such as amendments to our Certificate of Incorporation and approving mergers or sales of substantially all of our assets, as well as matters where the interests of Mr. Lichtenstein and Steel Partners II, L.P. may differ from the interests of our other stockholders in some respects. In addition, employees of an affiliate of Steel Partners II, L.P. hold positions with WHX, including Glen M. Kassan as Chief Executive Officer and John J. Quicke as Vice President, and as directors.

Risks Relating to Our Businesses

In many cases, H&H's competitors are larger than us and have manufacturing and financial resources greater than we do, which may have a negative impact on H&H's business, operating results or financial condition.

There are many companies, both domestic and foreign, which manufacture tubing products and other specially engineered products of the type H&H manufactures. There are also a number of competitors in each of the classes of precious metal products we sell. Some of these competitors are larger than we are and have financial resources greater than we do. Some of these competitors enjoy certain other competitive advantages, including greater name recognition; greater financial, technical, marketing and other resources; a larger installed base of customers; and well-established relationships with current and potential customers. Competition is based on quality, technology, service, and price and in some industries, new product introduction, each of which is of equal importance. H&H may not be able to compete successfully and competition may have a negative impact on its business, operating results or financial condition by reducing volume of products sold and/or selling prices, and accordingly reducing its revenues and profits.

H&H's profitability may be adversely affected by fluctuations in the cost of raw materials.

H&H is exposed to market risk and price fluctuation related to the purchase of natural gas, electricity, precious metals, steel products and certain non-ferrous metals used as raw materials. Its results of operations may be adversely affected during periods in which either the prices of such commodities are unusually high or their availability is restricted. H&H holds precious metal positions that are subject to market fluctuations. Precious metal inventory is included in inventory using the last-in, first-out method of inventory accounting. H&H enters into forward or future contracts with major financial institutions to reduce the economic risk of price fluctuations.

H&H's businesses are subject to general economic conditions.

H&H operates in a wide range of manufacturing businesses that serve customers in the construction, electric, electronic, home appliance OEM, automotive, refrigeration, utility, telecommunications, medical and energy related industries. As a result, H&H's results of operations tend not to be disproportionately affected by any one industry or segment, but tend to be affected by general economic conditions and other factors worldwide, including fluctuations in interest rates, customer demand, labor costs and other factors beyond its control. The demand for H&H's customers' products and, therefore, H&H's products, is directly affected by such fluctuations.

The loss of any of our major customers could adversely affect H&H's revenues and financial health.

In 2006, H&H's 15 largest customers accounted for approximately 27% of its consolidated net sales. If H&H were to lose any of its relationships with these customers, its revenues and profitability could fall significantly.

Our business strategy includes selective acquisitions and acquisitions entail numerous risks.

Our business strategy includes, among other things, strategic and selective acquisitions. See Item 1-"Business-Recent Developments". This element of our strategy entails several risks, including the diversion of management's attention from other business concerns, whether or not we are successful in finding acquisitions, and the need to finance such acquisitions with additional equity and/or debt.

In addition, once found, acquisitions entail further risks, including: unanticipated costs, including environmental liabilities that could materially adversely affect our results of operations; difficulties in assimilating acquired businesses; and negative effects on existing business relationships with suppliers and customers.

H&H's competitive advantage could be reduced if its intellectual property or related proprietary manufacturing processes become known by its competitors or if technological changes reduce H&H's customers' need for its products.

H&H owns a number of trademarks and patents (in the United States and other jurisdictions) on its products and related proprietary manufacturing processes. In addition to trademark and patent protection, H&H relies on trade secrets, proprietary know-how and technological advances that it seeks to protect. If H&H's intellectual property is not properly protected by it or is independently discovered by others or otherwise becomes known, its protection against competitive products could be diminished.

H&H could incur significant costs, including remediation costs, as a result of complying with environmental laws.

H&H's facilities and operations are subject to extensive environmental laws and regulations imposed by federal, state, foreign and local authorities relating to the protection of the environment. It could incur substantial costs, including cleanup costs, fines or sanctions, and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws. H&H has incurred, and in the future may continue to incur, liability under environmental statutes and regulations with respect to the contamination detected at sites owned or operated by it (including contamination caused by prior owners and operators of such sites, abutters or other persons) and the sites at which H&H disposed of hazardous substances. As of December 31, 2006, we have established a reserve totaling $9.4 million with respect to certain presently estimated environmental remediation costs. This $9.4 million reserve may not be adequate to cover the ultimate costs of remediation, including discovery of additional contaminants or the imposition of additional cleanup obligations which could result in significant additional costs. In addition, H&H expects that future regulations, and changes in the text or interpretation of existing regulations, may subject it to increasingly stringent standards. Compliance with such requirements may make it necessary for H&H to retrofit existing facilities with additional pollution-control equipment, undertake new measures in connection with the storage, transportation, treatment and disposal of by-products and wastes or take other steps, which may be at a substantial cost to H&H.

Factors Affecting the Value of Securities Issued Under the Plan of Reorganization

There is no established market for our common stock.

No established market exists for our common stock. Our common stock is presently quoted on the pink sheets. Following the filing of this Annual Report on Form 10-K and other delinquent periodic reports due under the Securities Exchange Act of 1934, as amended, we anticipate that our new common stock will be quoted on the OTC Bulletin Board, and we expect to cooperate with any registered broker-dealer who may seek to initiate price quotations for our common stock on the OTC Bulletin Board. Again, however, no assurance can be made that such securities will be quoted on the OTC Bulletin Board or that an active trading market will exist. There can be no assurance as to the degree of price volatility in any market for our common stock that does develop. Transfer restrictions contained in our charter to help preserve our net operating loss carryovers will generally prevent any person from rapidly acquiring amounts of our common stock such that such person would hold 5% or more of our common stock, in each case for up to ten years after July 29, 2005, as specifically provided in our charter. These transfer restrictions could hinder development of an active market for our common stock.

We do not anticipate paying dividends on our common stock in the foreseeable future which may limit investor demand.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Such lack of dividend prospects may have an adverse impact on the market demand for our common stock as certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

Item 2. ***Properties***

As of December 31, 2006, H&H had 18 active operating plants in the United States, Canada, Denmark, France, Mexico, and Malaysia with a total area of approximately 1,372,000 square feet, including warehouse, office and laboratory space. H&H also owns or leases sales, service and warehouse facilities at 6 other locations in the United States (which, with H&H's general offices, have a total area of approximately 82,000 square feet) and owns 4 non-operating or discontinued locations with a total area of approximately 266,950 square feet. H&H considers its manufacturing plants and service facilities to be well maintained and efficiently equipped, and therefore suitable for the work being done. The productive capacity and extent of utilization of its facilities is dependent in some cases on general business conditions and in other cases on the seasonality of the utilization of its products. Capacity can be expanded at some locations. Manufacturing facilities of H&H are located in: Toronto, Canada; Camden, Delaware; Kolding, Denmark; Evansville and Indianapolis, Indiana; Agawam, Massachusetts; Middlesex, New Jersey; Canastota, New York, Canfield, Ohio; Tulsa and Broken Arrow, Oklahoma; East Providence, Rhode Island; Cudahy, Wisconsin; Itasca, Illinois; Coahuila, Mexico; Riberac, France; and Penang, Malaysia. In March 2007, H&H sold its East Providence, Rhode Island facility.

All plants are owned except for the Canastota, Middlesex, Itasca, Riberac, Coahuila, and Penang plants, which are leased.

Item 3. ***Legal Proceedings***

Bankruptcy Filing

On March 7, 2005, WHX filed a voluntary petition to reorganize under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court. WHX continued to operate its businesses and own and manage its properties as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code until it emerged from protection under Chapter 11 of the Bankruptcy Code on July 29, 2005.

Neither H&H, nor any of WHX's other subsidiaries or affiliates, were included in its Bankruptcy Filing. All of H&H's operating units conducted business in the ordinary course during the bankruptcy. WHX's Bankruptcy Filing was primarily intended to reduce its debt, simplify its capital structure, reduce its overall cost of capital and provide it with better access to capital markets.

On March 7, 2005, WHX also filed a proposed Plan of Reorganization and a related proposed disclosure statement with the Bankruptcy Court. On June 7, 2005, WHX filed its first amended Chapter 11 Plan and on June 8, 2005, WHX filed its second amended Disclosure Statement. On July 21, 2005, WHX Corporation's Chapter 11 Plan of Reorganization was confirmed by the Bankruptcy Court. The Plan became effective on July 29, 2005 (the "Effective Date").

The Bankruptcy Filing created an event of default under the Indenture governing WHX's 10 1/2% Senior Notes due April 15, 2005. Under the terms of the Senior Notes, as a result of the Bankruptcy Filing, the entire unpaid principal and accrued interest (and any other additional amounts) became immediately due and payable without any action on the part of the trustee or the note holders. The principal amount outstanding under the Senior Notes at March 7, 2005 was approximately $92.8 million. Accrued interest to March 7, 2005 was approximately $3.8 million.

The following is a summary of certain material features of the Plan and the Confirmation Order. On the Effective Date:

- All of WHX's outstanding securities, including WHX's pre-bankruptcy filing common stock, Series A preferred stock, Series B preferred stock and 10 1/2% Senior Notes were deemed cancelled and annulled without further act or action.
- In full and complete satisfaction of all such claims, holders of WHX's 10 1/2% Senior Notes received 9,200,000 shares of common stock representing their prorated share of the reorganized company. These shares represent 92% of the equity in the reorganized company.
- In full and complete satisfaction of all such interests, Series A preferred stockholders received 366,322 shares of common stock representing their prorated share of the reorganized company and 344,658 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- In full and complete satisfaction of all such interests, Series B preferred stockholders received 433,678 shares of common stock representing their prorated share of the reorganized company and 408,030 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- Holders of WHX's pre-bankruptcy filing common stock received no distribution under the Plan.

The common stock received by the Series A and Series B preferred stockholders, collectively, represents 8% of the equity in the reorganized company. The warrants issued to the Series A and Series B preferred stockholders, collectively, represent the right to purchase an additional 7% of the equity of the reorganized company after giving effect to the exercise of the warrants.

On the Effective Date, all of the assets of WHX were vested in the reorganized company free and clear of all liens, causes of actions, claims, encumbrances, equity interests, and interests against, in, or on such assets, except as explicitly provided in the Plan.

Sumco Inc. v. Underwriters at Lloyd's, London, Lexington Insurance Company, Hartford Fire Insurance Company, and Wurttembergische Versicherung AG

On July 7, 2004, Sumco Inc. ("Sumco"), a wholly-owned subsidiary of H&H, filed suit in the Marion County Superior Court of Indiana against certain underwriters affiliated with Lloyd's, London, Lexington Insurance Company, Hartford Fire Insurance Company, and Wurttembergische Versicherung AG (the defendants). Sumco seeks to recover monies from these insurance carriers for losses incurred as a result of a January 20, 2002 fire at its metal plating facility in Indianapolis, Indiana. At the time of the fire, Sumco's parent corporation, WHX, had in place layered fire insurance policies with combined limits of $25 million and a deductible of $100,000. The defendants represent carriers who provided $15 million in insurance coverage in excess of two underlying policies of $5 million each. Defendants have previously paid $5 million in claims. Sumco contends that its losses are in excess of the policy limits, defendants have acted in bad faith, and that it is entitled to the payment of the remaining approximate $10 million in insurance coverage provided by the defendants. In December 2006, the Court ruled on the Motion for Summary Judgment. It denied the insurers' motion for summary judgment on the bad faith claims and limited the compensatory damages that Sumco could recover. The defendants have denied the allegations of the complaint and asserted certain defenses. The parties settled their claims in May 2007 for an aggregate payment to WHX of $5,689,276 from the defendants, and an assignment of their interest to WHX in up to another $1.7 million in proceeds resulting from the settlement of subrogation claims against various third parties (the recovery of which, in whole or part, is not assured). Steel Partners has a first lien on these proceeds and the Pension Benefit Guaranty Corporation has a second lien.

Handy & Harman Refining Group, Inc., Debtor Plaintiffs v. Handy & Harman, Defendant

H&H was a defendant in a lawsuit (the "Indemnity Action") filed by Handy & Harman Refining Group, Inc. ("HHRG") (an unrelated party to H&H) seeking a money judgment in the amount of $8.5 million, plus interest, which as of December 31, 2005 was alleged to be approximately $4.0 million, for an alleged breach of contract in connection with H&H's sale of its Precious Metals Refining Division to HHRG in 1996. HHRG subsequently filed for Chapter 11 and commenced the Indemnity Action in the Bankruptcy Court on or about August 14, 2002. On or about May 26, 2004, the Indemnity Action was transferred to the United States District Court for the District of Connecticut. H&H filed a proof of claim in the HHRG bankruptcy which had an outstanding amount of approximately $1.9 million and funds had been set aside in that amount by HHRG. The parties settled this matter in June 2006 for the surrender of the full amount of H&H's proof of claim of $1.9 million plus a payment of $438,000 to HHRG. The settlement was approved by the Bankruptcy Court.

HH East Parcel, LLC. v. Handy & Harman

This action arises out of a purchase and sale agreement entered into in 2003 whereby H&H agreed to sell the eastern parcel of a commercial site in Fairfield, Connecticut to HH East Parcel, LLC ("HH East"). On or about April 5, 2005, HH East filed a Demand for Arbitration with the American Arbitration Association seeking legal and equitable relief including completion of the remediation of environmental conditions at the site in accordance with the terms of the agreement. An arbitration hearing was held in November 2005 in Connecticut, pursuant to which HH East was awarded an amount equal to $5,000 per day from January 1, 2005 through the date on which remediation is completed. This award amounts to approximately $4.0 million through the completion date of April 6, 2007. H&H applied to the Superior Court of Connecticut, Fairfield County, to have the arbitration award vacated and a decision was issued on June 26, 2006, denying H&H's application. H&H is appealing this decision. H&H has been working cooperatively with the Connecticut Department of Environmental Protection ("CTDEP") with respect to its obligations under a consent order entered into in 1989 that applies to both the eastern and western parcels of the property. H&H has been conducting an investigation of the western parcel, and is continuing the process of evaluating various options for its remediation. The sale of the eastern parcel that is the subject of this litigation triggered statutory obligations under Connecticut law to investigate and remediate pollution at or emanating from the eastern parcel. H&H completed the investigation and has been actively conducting remediation of all soil conditions on the eastern parcel for more than three years. Although no groundwater remediation is required, there will be monitoring of same for several years. Remediation of all soil conditions on site was completed on April 6, 2007. The total remediation is expected to exceed $28.0 million, of which approximately $23.9 million had been expended through December 31, 2006. H&H received reimbursement of $2.0 million of these costs from its carrier under a cost-cap insurance policy and is pursuing its potential entitlement to additional coverage.

Paul E. Dixon & Dennis C. Kelly v. Handy & Harman

Two former officers of H&H filed a Statement of Claim with the American Arbitration Association ("Arbitration") on or about January 3, 2006, alleging four claims against H&H. The Claimants were employees of H&H until September 2005 when their employment was terminated by H&H. Their claims include seeking payments allegedly due under employment contracts and allegedly arising from the terminations, and seeking recovery of benefits under what they allege was the Handy & Harman Supplemental Executive Retirement Plan.

The Statement of Claim recites that the employment agreements of each of the Claimants provides that H&H may terminate their employment at any time, without prior notice, for any of the following reasons: "(i) [the officer's] engaging in conduct which is materially injurious to [H&H] or [WHX], their subsidiaries or affiliates, or any of their respective customer or supplier relationships, monetarily or otherwise; (ii) [the officer's] engaging in any act of fraud, misappropriation or embezzlement or any act which would constitute a felony (other than minor traffic violations); or (iii) [the officer's] material breach of the agreement." The Statement of Claim further alleges, and H&H has not disputed, that each Claimant's employment was terminated in September 2005 pursuant to a letter, which stated in part, that each Claimant had violated provisions of such officer's employment agreement, contained in the previous sentence, "by, *inter alia*, attempting to amend and put in place various benefit plans to personally benefit yourself, without notice to, or approval of the Board of Directors; for further failing to disclose the existence of the relevant plan documents and other information to the Board; for failing to cooperate in the Company's investigation of these important issues; for material losses to the Company in connection with these actions....".

In the Arbitration, Claimants sought an award in excess of $4 million each, plus interest, costs and attorneys' fees. Claimants also sought indemnification for certain matters and an injunction against H&H with regard to life insurance policies. H&H brought a special proceeding on February 15, 2006 in the Supreme Court of the State of New York, County of Westchester, for a judgment staying the arbitration of three of the four claims. On March 10, 2006, all of the parties filed a stipulation with the court, discontinuing the court proceeding and agreeing therein, among other things, that all claims asserted by the Claimants in the Arbitration (which was also discontinued at that time) would be asserted in Supreme Court, Westchester County.

In April 2006, Claimants served a request for benefits, severance and other amounts, similar to those described above, on H&H and various plan administrators and fiduciaries thereof. The request was reviewed in accordance with the procedures of the plans at issue and by letter dated September 27, 2006, Claimants were notified that their request was largely denied. They filed an appeal on December 11, 2006 with the Plan Administrator, which appeal was denied on February 9, 2007. While no action is pending in any court, H&H does not believe that it is liable to Claimants under the claims that have been asserted to date, and it intends to defend itself vigorously against any claims that may be asserted by Claimants. There can be no assurance that H&H will be successful in defending against any such claims, or that H&H will not have any liability on account of claims that may be asserted by Claimants. Such liability, if any, cannot be reasonably estimated at this time, and accordingly, there can be no assurance that the resolution of this matter will not be material to the financial position, results of operations and cash flow of the Company.

Arista Development LLC v. Handy & Harman Electronic Materials Corporation

In 2004, a subsidiary of H&H entered into an agreement to sell a commercial/industrial property in North Attleboro, Massachusetts. Disputes between the parties led to suit being brought in Bristol Superior Court in Massachusetts. The plaintiff alleges that H&H is liable for breach of contract and certain consequential damages as a result of H&H's termination of the agreement in 2005, although H&H subsequently revoked its notice of termination. H&H has denied liability and has been vigorously defending the case. The court entered a preliminary injunction enjoining H&H from conveying the property to anyone other than the plaintiff during the pendency of the case. Discovery on liability and damages has been stayed while the parties are actively engaged in settlement discussions, on which they have reached agreement in principle, subject to certain conditions. Concurrently with these settlement efforts, H&H is continuing to comply with a 1987 consent order from the Massachusetts Department of Environmental Protection ("MADEP") to investigate and remediate the soil and groundwater conditions. H&H is in discussions with the EPA, the MADEP and the plaintiff in connection with the remedial activities. Since discovery is not completed, it cannot be known at this time whether it is foreseeable or probable that plaintiff would prevail in the litigation or whether H&H would have any liability to the plaintiff.

Environmental Actions

H&H entered into an administrative consent order (the "ACO") in 1986 with the New Jersey Department of Environmental Protection ("NJDEP") with regard to certain property that it purchased in 1984 in New Jersey. The ACO involves remediation to be performed with regard to soil and groundwater contamination allegedly from TCE. H&H settled a case brought by the local municipality in regard to this site in 1998 and also settled with certain of its insurance carriers. H&H is actively remediating the property and continuing to investigate the most effective methods for achieving compliance with the ACO. A remedial investigation report was filed with the NJDEP in May of 2006. Once the investigation has been completed, it will be followed by a feasibility study and a remedial action work plan that will be submitted to NJDEP. H&H anticipates entering into discussions in the near future with NJDEP to address that agency's natural resource damage claims, the ultimate scope and cost of which cannot be estimated at this time. The ongoing cost of remediation is presently estimated at approximately $450,000 per year, plus anticipated additional costs in early 2007 of approximately $700,000. Pursuant to a settlement agreement with the former operator of this facility, the responsibility for site investigation and remediation costs have been allocated, 75% to the former operator and 25% to H&H. To date, total investigation and remediation costs of $237,000 and $79,000 have been settled by the former operator and H&H, respectively, in accordance with this agreement. Additionally, H&H is currently being reimbursed through insurance coverage for a portion of those costs for which the company is responsible. There is additional excess insurance coverage which H&H intends to pursue as necessary.

H&H has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or similar state statutes at several sites and is a party to ACO's in connection with certain properties. H&H may be subject to joint and several liability imposed by CERCLA on potentially responsible parties. Due to the technical and regulatory complexity of remedial activities and the difficulties attendant in identifying potentially responsible parties and allocating or determining liability among them, H&H is unable to reasonably estimate the ultimate cost of compliance with such laws.

In a case entitled Agere Systems, Inc., et al. v. Advanced Environmental Technology Corp., et al. (U.S. District Court, EDPA), five companies, all of which are PRPs for the Boarhead Farm site in Bucks County, Pennsylvania, brought CERCLA contribution and similar claims under Pennsylvania's environmental laws against a number of companies in 2002, including a subsidiary of H&H, which the plaintiffs claim contributed to the contamination of the Boarhead Farm site. A number of the plaintiffs entered into settlements with several of the named defendants and consent decrees with the Environmental Protection Agency ("EPA") regarding the remediation of groundwater and soil contamination at the Boarhead Farm site. There are currently nine non-settling defendants, including H&H, against which the plaintiffs are pursuing their claims. Fact discovery has been concluded and the parties are engaged in expert discovery. The plaintiffs have already made substantial payments to the EPA in past response costs and have themselves incurred costs for groundwater and soil remediation, which remediation is continuing. Plaintiffs are seeking reimbursement of a portion of amounts incurred and an allocation of future amounts from H&H and the other non-settling defendants. H&H has been advised by counsel that its responsibility for this site, if any, should be minimal and has demanded coverage from its insurance carrier for any claims for which it could be held liable. It is not possible to reasonably estimate the cost of remediation or H&H's share, if any, of the liability at this time.

H&H received a notice letter from the EPA in August 2006 formally naming H&H as a PRP at the Shpack landfill superfund site in Attleboro, Massachusetts. H&H then voluntarily joined a group of ten (10) other PRPs (which group has since increased to thirteen (13)) to work cooperatively regarding remediation of this site. Investigative work is ongoing to determine whether there are other parties that sent hazardous substances to the Shpack site but that have not received notice letters nor been named as PRPs to date. No allocation as to percentages of responsibility for any of the PRPs has been assigned or accepted; proposed allocations are expected to be determined during the second quarter of 2007 (although that could be extended), at which point H&H could still withdraw from the group. The PRP group submitted its good faith offer to the EPA in late October 2006. It is not anticipated that the EPA will accept or reject the PRP's offer until some time in 2007. If accepted, it is not anticipated that PRP remedial activities at the site will begin before 2008. The remediation of a significant amount of the contamination at the site is the responsibility of the U.S. Army Corps of Engineers. That portion of the work has begun but is not expected to be completed before 2008, at which time the remaining work will be more clearly defined. The Company has recorded a reserve of $1.5 million in 2006 in connection with this matter.

As discussed above, H&H has existing and contingent liabilities relating to environmental matters, including capital expenditures, costs of remediation and potential fines and penalties relating to possible violations of national and state environmental laws. H&H has substantial remediation expenses on an ongoing basis, although such costs are continually being readjusted based upon the emergence of new techniques and alternative methods. In addition, the Company has insurance coverage available for several of these matters. Based upon information currently available, including H&H's prior capital expenditures, anticipated capital expenditures, and information available to H&H on pending judicial and administrative proceedings, the Company does not expect its environmental compliance costs, including the incurrence of additional fines and penalties, if any, relating to the operation of its facilities to have a material adverse effect on the financial position, but there can be no such assurances. Such costs could be material to H&H's results of operations and cash flows. We anticipate that H&H will pay such amounts out of its working capital, although there is no assurance that H&H will have sufficient funds to pay such amounts. In the event that H&H is unable to fund these liabilities, claims could be made against WHX for payment of such liabilities. As further information comes into the Company's possession, it will continue to reassess such evaluations.

Other Litigation

H&H or its subsidiaries are a defendant in numerous cases pending in a variety of jurisdictions relating to welding emissions. Generally, the factual underpinning of the plaintiffs' claims is that the use of welding products for their ordinary and intended purposes in the welding process causes emissions of fumes that contain manganese, which is toxic to the human central nervous system. The plaintiffs assert that they were over-exposed to welding fumes emitted by welding products manufactured and supplied by H&H and other co-defendants. H&H denies liability and is defending these actions. It is not possible to reasonably estimate H&H's exposure or share, if any, of the liability at this time.

In addition to the foregoing cases, there are a number of other product liability, exposure, accident, casualty and other claims against H&H or its subsidiaries in connection with a variety of products sold by its subsidiaries over several years, as well as litigation related to employment matters, contract matters, sales and purchase transactions and general liability claims, many of which arise in the ordinary course of business. It is not possible to reasonably estimate H&H's exposure or share, if any, of the liability at this time.

There is insurance coverage available for many of these actions, which are being litigated in a variety of jurisdictions. To date, H&H has not incurred and does not believe it will incur any significant liability with respect to these claims, which it contests vigorously in most cases. However, it is possible that the ultimate resolution of such litigation and claims could have a material adverse effect on quarterly or annual results of operations, financial position and cash flows when they are resolved in future periods.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for the Registrant's Common Stock, Related Security Holder Matters, and Issuer Purchases of Equity Securities***

WHX's old common stock was traded on the New York Stock Exchange during 2004. The number of shares of common stock issued and outstanding as of March 31, 2005 was 5,485,856. There were approximately 10,923 holders of record of common stock as of March 31, 2005. WHX's shares were delisted from trading on the New York Stock Exchange, effective at the opening of business on March 7, 2005 as a result of WHX's Chapter 11 bankruptcy filing. Thereafter, the old common stock was quoted on the over the counter "Pink Sheets" under the symbol WHXCQ.PK until WHX's old common stock was cancelled on July 29, 2005. There were no purchases of common stock made by WHX in 2006, 2005 and 2004.

WHX emerged from bankruptcy on July 29, 2005. The new common stock trades on the over the counter "Pink Sheets" under the symbol WXCP.PK. As of March 26, 2007, there were 10,000,498 shares of new common stock issued and outstanding. There were approximately 46 holders of record for new common stock as of March 26, 2007.

The prices set forth in the following table represent the high and low sales prices of WHX's new common stock on the over the counter "Pink Sheets" from July 30, 2005 through December 31, 2006 and the high and low sales prices of WHX's old common stock on the New York Stock Exchange from January 1, 2005 through July 29, 2005.

2006	**High**	**Low**
First Quarter	$ 10.95	$ 10.05
Second Quarter	10.55	8.75
Third Quarter	9.20	7.40
Fourth Quarter	10.30	7.80

2005	**High**	**Low**
Old Common Stock		
First Quarter	$ 1.37	$ 0.07
Second Quarter	0.09	0.03
Third Quarter (through July 29, 2005)	0.10	0.01
New Common Stock		
Third Quarter (from July 30, 2005)	$ 12.20	$ 9.22
Fourth Quarter	11.55	10.00

The historical prices of the old common stock are not indicative of the future trading price of or trading market for the new common stock.

WHX presently has no plans or intentions to pay dividends. Prior to the Effective Date, pursuant to the terms of the then-existing 10½% Senior Notes, WHX was prohibited from paying dividends on its common stock or preferred stock until after October 1, 2002, at the earliest, and thereafter only in the event that it satisfied certain conditions, which were not satisfied. WHX was further prohibited from paying dividends on its common stock during such time as the full cumulative dividends on the preferred stock had not been paid, and they were not.

As part of the Plan of Reorganization, on July 29, 2005 all of WHX's outstanding securities, including WHX's pre-bankruptcy filing common stock, Series A preferred stock, Series B preferred stock and 10 1/2% Senior Notes were cancelled and annulled. In full and complete satisfaction of all such claims, holders of WHX's 10 1/2% Senior Notes received 9,200,000 shares of the new common stock representing their pro rata share of the reorganized company. These shares represent 92% of the equity in the reorganized company. In full and complete satisfaction of all such interests, preferred stockholders received approximately 800,000 shares of the new common stock representing their pro rata share of the reorganized company and 752,688 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring February 28, 2008. The common stock received by the preferred stockholders, collectively, represents 8% of the equity in the reorganized company. The warrants issued to the preferred stockholders, collectively, represent the right to purchase an additional 7% of the equity of the reorganized company after giving effect to the exercise of the warrants. Holders of WHX's common stock received no distributions under the Plan.

Item 6. Selected Financial Data

Five-Year Statistical
(Thousands of Dollars)

WHX CORPORATION

		2006		2005		2004		2003		2002
Profit and Loss (a)										
Net sales	$	460,963	$	403,815	$	371,961	$	289,890	$	338,223
Asset impairment charges (e), (f)		(5,195)		-		-		-		-
Goodwill impairment charges (j), (k), (m)		-		-		(79,788)		(67,343)		(18,651)
Restructuring charges (g), (n)		(2,420)		-		-		-		(19,994)
Environmental remediation expense (i)		(2,909)		-		(28,971)		(502)		(170)
Pension curtailment & termination benefits (l)		-		-		-		(48,102)		-
Chapter 11 and related reorganization expenses		-		(9,454)		-		-		-
Equity in loss of WPC (o)		-		-		-		-		(20,000)
Pre-tax income (loss) from continuing operations		**(20,832)**		**(28,108)**		**(119,774)**		**(138,041)**		**(30,858)**
Gain (loss) from discontinued operations, net (d)		2,713		(4,207)		(18,498)		(8,675)		(1,327)
Dividend requirement for preferred shareholders		-		(3,561)		(19,424)		(19,424)		(19,224)
Extinguishment of preferred stock (h)		-		257,782		-		-		-
Net income (loss) applicable to common stock	$	**(18,150)**	$	**219,564**	$	**(159,868)**	$	**(179,348)**	$	**(67,125)**
Basic and diluted income (loss) per share:										
Net income (loss) per share applicable to common shares	$	**(1.82)**	$	**30.36**	$	**(29.38)**	$	**(33.35)**	$	**(12.61)**
Balance Sheet										
Total assets - continuing operations		293,865		293,238		292,732		383,324		781,040
Net assets of discontinued operations		-		2,394		14,329		24,543		18,135
Short-term debt (b)		45,099		144,834		224,027		40,056		-
Long-term debt (b)		160,528		4,889		6,027		189,344		249,706
Total debt (c)		205,627		149,723		230,054		229,400		249,706
Equity (c)		(63,763)		(55,704)		(96,929)		63,680		204,110

Notes to Five-Year Selected Financial Data

(a) Years 2002-2004 have been revised to present the Wire Group as a discontinued operation.

(b) As of December 31, 2004 and 2005, due to default on certain financial covenants in its various loan agreements, the Company classified much of its debt as short-term due to the lenders' ability to demand immediate payment. As of December 31, 2006, such debt has been classified as long-term since the Company is no longer in default on the debt, and its maturity date is June 30, 2008.

(c) The changes to debt and equity between December 31, 2004 and 2005 were affected by the Company's bankruptcy. The following is a summary of certain material features of the Bankruptcy Confirmation Order. On the Effective Date:

- All of WHX's outstanding securities, including WHX's pre-bankruptcy filing common stock, Series A preferred stock, Series B preferred stock and 10 1/2% Senior Notes with a principal balance of $92.8 million were deemed cancelled and annulled without further act or action.
- In full and complete satisfaction of all such claims, holders of WHX's 10 1/2% Senior Notes received 9,200,000 shares of common stock representing their prorated share of the reorganized company. These shares represent 92% of the equity in the reorganized company.
- In full and complete satisfaction of all such interests, Series A preferred stockholders received 366,322 shares of common stock representing their prorated share of the reorganized company and 344,658 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- In full and complete satisfaction of all such interests, Series B preferred stockholders received 433,678 shares of common stock representing their prorated share of the reorganized company and 408,030 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- Holders of WHX's pre-bankruptcy filing common stock received no distribution under the Plan.

(d) Gain (loss) on discontinued operations relates to the operating results, termination benefits charges, and gains of the Company's wire and cable business (and in 2002, also includes the Unimast subsidiary). On June 30, 2004, the Company evaluated the current operating plans and current and forecasted operating results of H&H's wire and cable business. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (SFAS No. 144), the Company determined that there were indicators of impairment based on continued operating losses, deteriorating margins, and rising raw material costs, and an estimate of future cash flows indicated that cash flows would be insufficient to support the carrying value of the long-term assets of the business. Accordingly, these assets were written down to their estimated fair value by recording a non-cash asset impairment charge of $8.2 million in 2004. In the fourth quarter of 2004, H&H communicated to its 146 union employees its plan to either sell or close the wire and cable business and recorded a restructuring charge of $1.2 million for termination benefits and related costs, as well as $0.4 million for clean up costs related to the Cockeysville, Maryland facility. 2005 results include a $0.7 million gain on the sale of certain fixed assets of the wire and cable business and a $0.9 million charge for additional termination benefits. The sale of the land, buildings, and remaining machinery & equipment relating to these businesses occurred in 2006 and resulted in a pretax gain on sale of assets of $4.5 million.

(e) In accordance with SFAS No. 144, due to continuing operating losses, the Company evaluated fixed assets associated with its HHEM facility in 2004. This evaluation resulted in the recording of accelerated depreciation of $0.2 million in 2004, $0.8 million in 2005, and $0.6 million in 2006. Further, in October 2006, the Company recorded an asset impairment charge of $3.4 million relating to the long-lived assets then offered for sale, also in accordance with SFAS No. 144. The amount of the impairment loss was based upon the actual selling price of the long-lived assets in March 2007.

(f) On May 9, 2006, the Company announced the closing of the Handy & Harman Tube Co. ("HHT") Norristown, Pennsylvania facility. The decision to close the Norristown facility was principally based on the economics of operating HHT's business at the facility. HHT manufactured stainless steel tubing that was supplied in various lengths and forms in both coil and straight lengths. HHT's coil business was relocated to H&H's Camdel Metals Corporation ("Camdel") facility located in Camden, Delaware. In conjunction with the decision to close the Norristown facility, the Company reviewed the recoverability of the Norristown long-lived assets in accordance with SFAS No. 144. A review of future cash flows, based on the expected closing date, indicated that cash flows would be insufficient to support the carrying value of certain machinery and equipment at Norristown. As a result, the Company recorded an asset impairment charge of $1.8 million in 2006.

(g) Restructuring charges related to the closing of the Norristown facility totaling $2.4 million in 2006 were recorded in the statement of operations. These charges included termination benefits of $2.0 million, $0.1 million resulting from a pension curtailment, and $0.3 million of other charges.

(h) For purposes of calculating the 2005 Earnings Per Share, the Company included the gain on the extinguishment of the preferred stock of $257.8 million (representing the difference between the fair value of the common stock and warrants issued upon emergence to the preferred stockholders and the carrying value of the preferred stock) as an increase in net income available to common shareholders in accordance with EITF Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock". See Note 13 to Consolidated Financial Statements for discussion on earnings per share.

(i) Environmental remediation expense of $2.9 million in 2006 includes $1.5 million related principally to the Company's estimated exposure at the Shpack landfill site, and $0.8 million in connection with the Company's Norristown Pennsylvania facility. H&H received a notice letter from the Environmental Protection Agency ("EPA") in August 2006 formally naming H&H as a potentially responsible party ("PRP") at the Shpack landfill superfund site in North Attleboro, Massachusetts. Please see "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion. At the Company's Norristown facility, the Company recently completed a study which indicated that environmental remediation activities with an estimated cost of $0.8 million are required, which the Company accrued as of the first quarter of 2006. Environmental remediation expenses of $29.0 million were recorded in 2004. Included in this amount is $26.3 million related to Fairfield East and $1.1 million for a location in North Attleboro, Massachusetts. The balance of the expense relates to several other locations. In 2003, H&H sold a portion of its former Fairfield, CT facility ("Fairfield East") for $8.0 million. In connection with this sale, H&H was responsible for demolition and environmental remediation of the site, the estimated cost of which was included in the loss on sale recorded in 2003. As of December 31, 2004, H&H recorded an increase in the reserve for environmental remediation for Fairfield East in the amount of $28.3 million ($26.3 million net of $2.0 million of related insurance proceeds.). This increase in the reserve was caused by the discovery of underground debris and soil contaminants that had not been anticipated. An additional $3.8 million was recorded in selling, general and administrative expenses as a penalty related to Fairfield East in 2004.

(j) The Company conducted the required annual goodwill impairment review for 2004, and computed updated valuations for each reporting unit as determined by estimated cash flow projections and market comparables. Based on the results of this review the Company recorded a $79.8 million non-cash goodwill impairment charge relating to the following businesses: $34.2 million for specialty tubing, $19.0 million for precious metal plating, and $26.6 million for precious metal fabrication. The Company recorded these charges because the implied value of goodwill, as determined by estimated cash flow projections and data on market comparables, was less than the reporting units' carrying value. The decrease in value was related to a reduction in the projection of future profitability, increased working capital requirements, an increase in the discount rate, and an increase in the value of unrecognized intangibles. The precious metals fabrication reporting unit experienced a substantial increase in working capital requirements as a result of the unanticipated loss of the precious metals consignment facility. Consequently, the overall value of this business was diminished and the goodwill attributable to the precious metals fabrication reporting unit was impaired in 2004. Within the precious metals plating reporting unit, one of the business components started experiencing significant operational issues in 2003. In addition, this business component failed to achieve forecasted profitability from new programs. Another business component continued to struggle beyond expectations in its efforts to reestablish its customer base and historical profitability. The Tubing business also had an unexpected and significant decline in the gross profit of one of its business components in 2004 as a result of the loss of a significant customer to a competitor and delays in launching certain new products. As a result, the forecast for this reporting unit declined, and goodwill was impaired.

(k) In 2003, the Company recorded a $67.3 million non-cash goodwill impairment charge relating to the following businesses: $29.0 million for specialty tubing, and $38.3 million for precious metal plating. The Company recorded these charges because the implied value of goodwill, as determined by estimated cash flow projections, was less than the reporting units' carrying value. For the precious metals plating business, the primary reason for the impairment charge related to a facility that had experienced a fire in 2002 and was not expected to fully recover for several years. As a result of unanticipated competitor discounting and ongoing competitive pressures in the U.S. automotive industry, the dynamics of this business changed, resulting in a further reduction in forecasted cash flows for the future, at the end of 2003. With respect to the tubing reporting unit, there was a general decline in business, led by the semiconductor market, combined with operational issues related to new processes.

(l) A pre-tax, non-cash charge for the cost of early retirement incentives of $11.5 million was recognized in 2003 as a termination benefit in accordance with SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". In addition, a curtailment occurred as a result of the break in service for WPC Group employees that resulted in a pre-tax, non-cash charge of $36.6 million in the third quarter of 2003, pursuant to SFAS No. 88.

(m) In 2002, the Company recorded an $18.7 million non-cash goodwill impairment charge relating to the precious metal plating business. The Company recorded this charge because the fair value of goodwill, as determined by estimated cash flow projections, was less than the reporting units' carrying value. This was principally attributed to a fire at one of its facilities, which resulted in the loss of business and profitability.

(n) During 2002, the Company recorded restructuring charges of $20.0 million relating to the closure of certain Handy & Harman operations.

(o) As part of WPC's bankruptcy reorganization, WHX agreed to provide additional funds to the WPC Group amounting to $20.0 million. As a result, the Company recorded an equity loss in WPC for the year ended December 31, 2002. On August 1, 2003, WHX contributed $20.0 million in cash to WPC and received a $10.0 million subordinated note from WPSC. This note was fully reserved in 2003. In July 2004, WHX realized $5.6 million upon the sale of the note to a third party and, accordingly, the reserve was reversed and $5.6 million was recorded in other income in 2004.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Results of Operations

WHX is a holding company that invests in and manages a group of businesses. WHX's primary business currently is H&H, a diversified manufacturing company whose strategic business units encompass three reportable segments: precious metals, tubing, and engineered materials.

Please refer to Part II, Item 8 on page 38 of this Report on Form 10-K for the Consolidated Financial Statements to which the following discussion and analysis applies.

Furthermore, the following table presents information about reportable segments for the years ended December 31:

(in thousands)

	2006	2005	2004
Net Sales			
Precious Metal	$ 146,014	$ 116,958	$ 105,289
Tubing	120,873	114,355	104,019
Engineered Materials	194,076	172,502	162,653
Net sales	$ 460,963	$ 403,815	$ 371,961
Segment operating income (loss)			
Precious Metal (a,c)	$ 5,122	$ (1,644)	$ (44,828)
Tubing (b,d)	(8,916)	(446)	(30,793)
Engineered Materials	15,855	13,462	16,367
Subtotal	12,061	11,372	(59,254)
Pension expense (credit)	(4,785)	(1,623)	(3,957)
Unallocated corporate expenses	4,069	10,198	12,171
Insurance proceeds	(811)	-	-
Environmental remediation expense (e)	2,909	-	28,971
Fairfield penalty (e)	180	-	3,845
Loss (gain) on disposal of assets (f)	(31)	103	(592)
Income (loss) from operations	10,530	2,694	(99,692)
Interest expense	22,535	17,236	25,486
Chapter 11 and related reorganization expenses	-	9,454	-
Loss on early retirement of debt	-	-	1,161
Realized and unrealized loss (gain) on derivatives	7,993	4,263	(549)
Other (income) loss	834	(151)	(6,016)
Loss from continuing operations before taxes	$ (20,832)	$ (28,108)	$ (119,774)

(a) Includes an asset impairment charge of $3.4 million in 2006.
(b) Includes an asset impairment charge of $1.8 million and restructuring charges of $2.4 million in 2006.
(c) Includes a goodwill impairment charge of $45.6 million in 2004.
(d) Includes a goodwill impairment charge of $34.2 million in 2004.
(e) Environmental remediation expense and Fairfield penalty have not been allocated to the reporting segments since the related facilities have been closed for several years and are not indicative of current operating results.
(f) Loss (gain) on disposal of assets includes the following amounts by segment for 2006, 2005 and 2004, respectively. Precious Metal - $46, $9, and $101; Tubing - ($109), ($5), and ($13); Engineered Materials - $32, $99, and ($4); Corporate - $0, $0, and ($676).

2006 Compared to 2005

Net sales for 2006 increased by $57.1 million, or 14.2%, to $461.0 million, as compared to $403.8 million in 2005. Sales increased by $29.0 million at the Precious Metal Segment, $6.5 million at the Tubing Segment and $21.6 million at the Engineered Materials Segment. Approximately half of the sales increase occurred because of an increase in volume, in all our segments, although a significant portion of the volume increase occurred in the Engineered Materials segment. The remainder of the increase in sales was due to price increases, which occurred principally in the Precious Metals segment because of the increase in the market prices of precious metals.

Gross profit percentage increased to 18.3% in 2006 from 18.0% in 2005. The major positive factor impacting 2006 gross profit was a $5.2 million favorable effect from the reduction in quantities of precious metal inventories valued at LIFO cost. which increased gross profit percentage by 1.1%. In addition, there was a shift in sales mix whereby sales in segments with higher gross profit percentages accounted for more of total sales in 2006 than in 2005. Offsetting these factors, gross profit was negatively impacted in 2006 by inefficiencies at the Company's start-up Mexican tubing facility, and raw materials price increases.

Selling, general and administrative ("SG&A") expenses declined by $6.3 million to $63.5 million in 2006 from $69.8 million in 2005. A significant reason for the decrease in SG&A expenses in 2006 was because 2005 included expenses of $4.1 million related to change in control and termination of three WHX executives, as well as high insurance costs related to the change in control of the Company. In addition, the Company's cost of its qualified pension plan was $3.2 million lower in 2006 compared to 2005 principally because pension benefits were frozen for substantially all non-union employees at the end of 2005. These lower costs were partially offset by additional sales staff and higher commissions (in line with sales increases) at certain of H&H's subsidiaries.

Asset impairment charges in 2006 totaling $5.2 million include $1.8 million relating to the assets of Handy & Harman Tube Co. ("HHT") and $3.4 million relating to the assets of Handy & Harman Electronic Materials Corporation ("HHEM"). On May 9, 2006, the Company announced the closing of the Handy & Harman Tube Co. Norristown, Pennsylvania facility. The decision to close the Norristown facility was principally based on the economics of operating HHT's business at the facility. HHT manufactured stainless steel tubing that is supplied in various lengths and forms in both coil and straight lengths. HHT's coil business was relocated to H&H's Camdel Metals Corporation ("Camdel") facility located in Camden, Delaware. In conjunction with the decision to close the Norristown facility, the Company reviewed the recoverability of the Norristown long-lived assets in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". A review of future cash flows, based on the expected closing date, indicated that cash flows would be insufficient to support the carrying value of certain machinery and equipment at Norristown. As a result, the Company recorded an asset impairment charge of $1.8 million in its statement of operations for the second quarter of 2006. No impairment loss was incurred on the real estate assets based on the Company's analysis.

In accordance with SFAS No. 144, in 2004, the Company evaluated fixed assets associated with its HHEM facilities in light of ongoing operating losses. This evaluation resulted in the recording of accelerated depreciation of $0.2 million in 2004, $0.8 million in 2005 and $0.6 million through September 30, 2006. This accelerated depreciation is a charge to cost of goods sold in the applicable period. In the fourth quarter of 2006, the Company again measured the recoverability of the long-lived assets of the HHEM business for impairment when it was determined that the assets should be classified as held for sale in accordance with SFAS No.144. In October 2006, the Company recorded an asset impairment charge of $3.4 million relating to the long-lived assets of HHEM. The amount of the impairment loss was based upon the actual selling price of the long-lived assets in March 2007.

Environmental remediation expense of $2.9 million in 2006 includes $1.5 million related to the Company's estimated exposure at the Shpack landfill site, and $0.8 million in connection with the Company's Norristown Pennsylvania facility. H&H received a notice letter from the Environmental Protection Agency ("EPA") in August 2006 formally naming H&H as a potentially responsible party ("PRP") at the Shpack landfill superfund site in North Attleboro, Massachusetts. H&H then voluntarily joined a group of ten (10) other PRPs (which group has since increased to thirteen (13)) to work cooperatively regarding remediation of this site. Investigative work is ongoing to determine whether there are other parties that sent hazardous substances to the Shpack site but that have not received notice letters nor been named as PRPs to date. No allocation as to percentages of responsibility for any of the PRPs has been assigned or accepted; proposed allocations are expected to be determined during the second quarter of 2007 (although that could be extended), at which point H&H could still withdraw from the group. The PRP group submitted its good faith offer to the EPA in late October 2006. It is not anticipated that the EPA will accept or reject the PRPs' offer until some time in 2007. If accepted, it is not anticipated that PRP remedial activities at the site will begin before 2008. The remediation of a significant amount of the contamination at the site is the responsibility of the U.S. Army Corps of Engineers. That portion of the work has begun but is not expected to be completed before 2008, at which time the remaining work will be more clearly defined. At the Company's Norristown facility, the Company recently completed a study which indicates that environmental remediation activities with an estimated cost of $0.8 million are required, which the Company accrued as of the first quarter of 2006. There were no environmental remediation expenses charged in 2005.

Restructuring charges relate to the closing of the Norristown facility of $2.4 million were recorded in the 2006 statement of operations. These charges included termination benefits of $2.0 million, $0.1 million resulting from a pension curtailment, and $0.3 million of other charges.

Operating income for 2006 was $10.5 million, which was $7.8 million higher than 2005. At the segment level, operating income was $12.1 million, which was $0.7 million higher than the operating income of $11.4 million in 2005. At both the consolidated and segment levels, the sales improvement generated additional gross margin dollars, and there was additional improvement from lower SG&A expenses. However, significant charges for asset impairments and restructuring costs offset much of these improvements. The improvement in operating income was lower at the segment level than at the consolidated level in 2006 because neither the reduced cost of the pension plan in 2006 nor the charges for the termination and change of control of WHX executives in 2005 is allocated to the segments, but is included in "unallocated corporate expenses".

Interest expense for 2006 rose $5.3 million to $22.5 million from $17.2 million in 2005. There was an increase of approximately $2.8 million due to additional debt that the Company entered into during 2006. See discussion of cash flows from

Financing Activities that follows regarding the Company's new borrowings. In addition, interest rates were higher in 2006 compared to 2005, which increased interest expense by approximately $2.9 million. These increases were partially offset because the Company's 10 ½% Senior Notes, which accrued interest of approximately $1.8 million in the first quarter of 2005, were cancelled and annulled as part of the Company's Chapter 11 Plan of Reorganization in July 2005, and hence, there was no such interest in 2006.

In 2005, the Company recorded $9.5 million of costs related to Chapter 11 filing and reorganization expenses, which represent expenses incurred by WHX because of its reorganization under Chapter 11 of the U.S. Bankruptcy Code. Such expenses principally consisted of professional fees for services provided by debtor and creditor professionals directly related to WHX's reorganization proceedings.

Realized and unrealized losses on derivatives totaled $8.0 million in 2006, compared to $4.3 million in 2005. The derivative instruments utilized by the Company are precious metal forward contracts. The increase in the loss resulted principally from a greater increase in precious metal prices during 2006 compared to 2005.

In 2006 and 2005, tax provisions of $31 thousand and $2.3 million, respectively, were recorded. The 2006 tax provision from continuing operations of $31 thousand includes a tax benefit of $1.6 million related to discontinued operations. The Company's total tax provision from both continuing and discontinued operations of $1.6 million in 2006 and $2.3 million in 2005 is principally for state and foreign taxes. The Company has recorded a valuation allowance related to the tax benefits associated with its operating losses in each year due to the uncertainty of realizing these benefits in the future.

The net income (loss) from discontinued operations in 2006, 2005, and 2004 relates to the Company's wire and cable business, which had been part of the former Wire and Tubing segment. In 2004 the Company evaluated the current operating plans and current and forecasted operating results of its wire and cable business. In accordance with SFAS No. 144, the Company determined that there were indicators of impairment based upon continued operating losses, deteriorating margins, and rising raw material costs. An estimate of future cash flows indicated that cash flows would be insufficient to support the carrying value of the long-term assets of the business. Accordingly, these assets were written down to their estimated fair value by recording non-cash asset impairment charges totaling $8.2 million in 2004. The decision to close these operations resulted in 2004 restructuring charges of $1.2 million for termination benefits and related costs, and $0.4 million for clean up costs related to one of its facilities. On January 13, 2005, the Company decided to permanently close the wire and cable businesses. The Company operated these facilities on a limited basis in the first quarter of 2005 in order to fulfill customer commitments. In the second quarter of 2005, all operations of the wire and cable business were concluded. Accordingly, these businesses are reported as discontinued operations. Net income of $2.7 million in 2006 principally reflects an after-tax gain of $2.9 million on the sale of the land and building formerly used in the wire and cable business offset by an operating loss of $0.2 million. This compares to a net loss of $4.2 million in 2005, which reflects an operating loss of $4.7 million offset by a gain on the sale of fixed assets of $0.7 million.

Net loss applicable to common stock for 2006 was $18.2 million, or ($1.82) per share. Net income applicable to common stock for 2005 amounted to $219.6 million or $30.36 per share of common stock after adjusting for preferred stock dividends and the extinguishment of preferred stock as of July 29, 2005.

The comments that follow compare revenues and operating income by segment for 2006 and 2005:

Precious Metal

Sales for the Precious Metal segment increased $29.0 million, or 24.8%, from $117.0 million in 2005 to $146.0 million in 2006, driven principally by precious metal price increases. In addition, higher volume also occurred with increased sales to existing customers as well as to new customers due to new distribution and sales force initiatives. This was partially offset by reduced sales at the HHEM facility which the Company offered for sale in the fourth quarter of 2006 and sold in March 2007.

Operating income for the Precious Metal segment increased $6.7 million to $5.1 million in 2006 from an operating loss of $1.6 million in 2005. The major positive factor impacting 2006 gross profit was a $5.2 million favorable effect from the reduction in quantities of precious metal inventories valued at LIFO cost and from increased sales and a more favorable mix of fabricated products (higher margin) versus plated products (lower margin) in 2006 compared to 2005. Partially offsetting these favorable factors were asset impairment charges of $3.4 million associated with the HHEM assets that were offered for sale in 2006.

Tubing

In 2006, overall sales for the Tubing Segment increased $6.5 million, or 5.7%, from $114.4 million in 2005 to $120.9 million in 2006, principally due to market share and volume increase. On May 9, 2006, the Company announced the closure of the H&H Tube Co. Norristown, Pennsylvania facility. The Norristown facility continued to operate through the third quarter, during which Norristown's small coil business was transferred to the Company's Camdel Metals facility.

Operating loss grew in 2006 by $8.5 million despite the sales increase, to a loss of $8.9 million in 2006 from an operating loss of $0.5 million in 2005. The 2006 loss included $2.4 million of restructuring costs relating to the shutdown of the Norristown facility. The restructuring charges included termination benefits of $2.0 million, $0.1 million resulting from a pension curtailment, and $0.3 million of other charges. In addition, the 2006 operating loss includes a $1.8 million asset impairment charge. In conjunction with the decision to close the Norristown facility, the Company reviewed the recoverability of the Norristown long-lived assets in accordance with SFAS No. 144. A review of future cash flows indicated that cash flows would be insufficient to support the carrying value of certain machinery and equipment at Norristown. As a result, the Company recorded an asset impairment charge of $1.8 million in 2006. In addition, significant cost inefficiencies at the Company's start-up tubing facility in Coahuila, Mexico also contributed to the operating loss in 2006.

Engineered Materials

Sales for the Engineered Materials Segment increased $21.6 million, or 12.5%, from $172.5 million in 2005 to $194.1 million in 2006. This sales increase was primarily driven by market share gains in the roofing sector and new product sales in the lumber yard and home center markets. Additionally, sales in the electrical contracting, plumbing and distribution markets experienced strong gains.

Operating income increased in 2006 by $2.4 million from $13.5 million in 2005 to $15.8 million in 2006 primarily because of the higher sales volume and improved operational efficiencies resulting from the major capital investment in the company's fastener division completed in late 2005. However, an increase in selling expenses and marketing personnel offset part of this increase.

Unallocated Corporate Expenses

Unallocated corporate expenses declined from $10.2 million in 2005 to $4.1 million in 2006. One significant reason for the decrease in unallocated corporate expenses in 2006 was because the 2005 period included expenses of $4.1 million related to change in control and tèrmination of three WHX executives, as well as higher insurance costs related to the change of control of the Company. Also, the Company's pension credit rose by $3.2 million in 2006 compared to 2005 principally because pension benefits were frozen for substantially all non-union employees at the end of 2005.

2005 Compared to 2004

Sales in 2005 were $403.8 million compared with $372.0 million in 2004. Sales increased by $11.7 million at the Precious Metal Segment, $10.3 million at the Tubing Segment and by $9.8 million at the Engineered Materials Segment. Gross profit percentage decreased in the 2005 period to 18.0% from 19.6% in 2004. Gross profit percentage in 2005 was negatively impacted by higher raw material costs.

SG&A expenses increased $5.4 million from $64.4 million in 2004 to $69.8 million in 2005. The 2005 period includes $4.1 million in unallocated corporate expenses related to change in control and termination payments for three WHX executives, and $2.4 million related to the acquisition of the Protechno division in the fourth quarter of 2004. The 2004 period includes $3.8 million recorded in SG&A expenses for an arbitration award against the Company for failure to remediate in a timely manner the environmental conditions at the Fairfield East location. The 2004 period also includes a $1.2 million reserve for a receivable from HHRG, the reversal of a $1.3 million reserve for a legal proceeding that was settled in the Company's favor and $1.8 million of expenses incurred in connection with the pursuit of various recapitalization options. The balance of the increase of $4.4 million is due to increased sales levels and increased legal and medical costs.

There were no material environmental expenses recognized in 2005. Environmental remediation expenses of $29.0 million were recorded in 2004. Included in this amount is $26.3 million related to a facility in Fairfield CT. In 2003, the Company sold a portion of its former Fairfield, CT facility ("Fairfield East") for $8.0 million. In connection with this sale the Company was responsible for demolition and environmental remediation of the site, the estimated cost of which was included in the loss on sale recorded in 2003. H&H determined that an increase in the reserve for environmental remediation was needed for Fairfield East in the amount of $28.3 million, which was recorded in the fourth quarter of 2004. This increase in the reserve was caused by the discovery of underground debris and soil contaminants that had not been anticipated. The Company has recovered insurance in the amount of $2.0 million in 2006 related to this site; therefore the net expense included in the 2004 financial statements is $26.3 million. An insurance receivable of $2.0 million is included on the consolidated balance sheet. An additional $3.8 million was recorded in selling, general and administrative expenses as a penalty related to Fairfield East. Additionally $1.1 million in environmental remediation expenses were recorded in 2004 for a location in North Attleboro, Massachusetts. The balance of the expense relates to several other locations.

Loss on disposal of assets amounted to $0.1 million in 2005. Gain on disposal of assets amounted to $0.6 million in 2004. Included is the gain on the sale of an aircraft of $1.7 million offset by the write off of the balance due related to the sale of a property in the amount of $1.0 million.

The Company conducted the required annual goodwill impairment review for 2004, and with the assistance of a third party specialist computed updated valuations for each reporting unit using a discounted cash flow and a market approach. Based on the results of this review the Company recorded a $79.8 million non-cash goodwill impairment charge relating to the following businesses: $34.2 million for specialty tubing, $19.0 million for precious metal plating, and $26.6 million for precious metal fabrication. The Company recorded these charges because the fair value of goodwill, as determined by estimated cash flow projections and data on market comparables, was less than the reporting units' carrying value. The decrease in value and the resulting impairment charge were related to a reduction in the projection of future profitability, increased working capital requirements, an increase in the discount rate and an increase in the value of unrecognized intangibles. The precious metals fabrication reporting unit experienced a substantial increase in working capital requirements as a result of the unanticipated loss of the precious metals consignment facility. Consequently, the overall value of this business was diminished and the goodwill attributable to the precious metals fabrication reporting unit was impaired in 2004. Within the precious metal plating reporting unit, one of the business components started experiencing significant operational issues in 2003. In addition, this business component failed to achieve forecasted profitability from new programs. Another business component continued to struggle beyond expectations in its efforts to reestablish its customer base and historical profitability. As a result of these additional unanticipated changes in this business, the forecast for the precious metal plating business was revised and the remaining goodwill was impaired at the end of 2004. The tubing business also had an unexpected and significant decline in the gross profit of one of its business components in 2004 as a result of the loss of a significant customer to a competitor and delays in launching certain new products. As a result, the forecast for this reporting unit declined, and additional goodwill was impaired.

Operating income from continuing operations for 2005 was $2.7 million compared to a $99.7 million operating loss for 2004.

Interest expense in 2005 decreased $8.3 million, to $17.2 million from $25.5 million in 2004. As a result of the Bankruptcy Filing, WHX stopped accruing interest on its 10½% Senior Notes as of March 7, 2005. This resulted in a savings of approximately $8.0 million in the 12 month period ended December 31, 2005 compared to the comparable 2004 period. Included in interest expense in 2004 is a $1.8 million fee in connection with the assignment of an H&H term loan. The assignment resulted in an annual interest savings of $2.8 million. These decreases in interest expense were partially offset by increased interest rates on increased borrowings at H&H. The increased borrowings at H&H were primarily a result of $20.4 million in capital expenditures and increased working capital requirements.

Realized and unrealized income/loss on derivatives was a loss of $4.3 million in 2005 and income of $0.5 million in 2004. The higher loss was due to a greater increase in precious metal prices in 2005 compared to 2004.

Other income (loss) in 2005 was income of $0.2 million, and principally related to $0.2 in equity earnings on a subsidiary accounted for under the equity method of accounting and $0.2 million in earnings on investments, offset by $0.6 million in foreign transaction losses. Other income (loss) in 2004 was income of $6.0 million, and consisted principally of a gain on sale of a note from WPC. As part of the Chapter 11 Plan of Reorganization for the WPC Group, WHX had agreed to provide $20.0 million to WPSC, a subsidiary of WPC, and recorded a $20.0 million charge as an equity loss in WPC for the year ended December 31, 2002. On August 1, 2003, WHX contributed $20.0 million in cash to WPC and received a $10.0 million subordinated note from WPSC. This note was fully reserved in 2003. In July 2004, WHX realized $5.6 million upon the sale of the note to a third party and, accordingly, the reserve was reversed and $5.6 million was recorded in other income in 2004. Also included in other income in 2004 are $0.4 million of net investment earnings.

In connection with the refinancing of the H&H Senior Secured Credit Facility in March 2004, the Company wrote off deferred financing fees of $1.2 million. This charge is classified as loss on early retirement of debt.

Loss from discontinued operations was $4.2 million in 2005 and $18.5 million in 2004. In 2004, the Company evaluated the current operating plans and current and forecasted operating results of H&H's wire and cable business. In accordance with SFAS 144, the Company determined that there were indicators of impairment as of June 30, 2004 based on continued operating losses, deteriorating margins, and rising raw material costs. An estimate of future cash flows indicated that as of June 30, 2004, cash flows would be insufficient to support the carrying value of the long-term assets of the business. Accordingly, these assets were written down to their estimated fair value by recording a non-cash asset impairment charge of $3.9 million in the second quarter. In November 2004, H&H announced that it had signed a non-binding letter of intent to sell its wire business and that it was negotiating the sale of its steel cable business. The decision to sell was based on continued operating losses, deteriorating margins and rising raw material costs experienced by these businesses. Based on the proposed terms of these transactions, the Company recorded an additional asset impairment charge of $4.3 million. At that time H&H stated that if it were unable to complete these sales it would consider the closure of these operations. On January 13, 2005, H&H determined that a sale of these operations could not be completed on terms satisfactory to H&H. Accordingly, H&H decided to permanently close the wire and cable businesses. The affected operations were located in Cockeysville, Maryland and Oriskany, New York.

In the fourth quarter of 2004, H&H communicated to its 146 union employees its plan to either sell or close the wire and cable business and recorded a restructuring charge of $1.2 million for termination benefits and related costs. These termination benefits were paid in 2005. Additionally, $0.4 million was recorded as a restructuring charge for clean up costs related to the Cockeysville, Maryland facility. The Company operated these facilities on a limited basis in the first quarter of 2005 in order to fulfill customer commitments. Operating losses and closure costs incurred in 2005 amounted to $4.2 million including both a $0.7 million gain on the sale of certain fixed assets and $0.9 million charge for additional termination benefits. In the second quarter of 2005, H&H concluded all operations of the wire and cable business. Accordingly, these businesses are reported as discontinued operations. The sale of land, buildings, and certain machinery and equipment relating to these businesses was not completed until 2006.

The Company has recorded a valuation allowance relating to the Federal net deferred tax assets since it is the opinion of management that it is more likely than not that such tax benefits will not be realized in future periods. In 2005 and 2004 a tax provision of $2.3 million and $2.2 million respectively, was recorded for foreign and state taxes, as well as additional Federal deferred tax liabilities relating to intangible assets with an indefinite life.

Income applicable to common stock for 2005 amounted to $219.6 million or $30.36 per share of common stock after adjusting for preferred stock dividends and the extinguishment of preferred stock as of March 7, 2005, as compared to a net loss applicable to common stock of $159.9 million, or $29.38 per basic share of common stock after adjusting for preferred stock dividends.

The comments that follow compare revenues and operating income by operating segment for the years ended 2005 and 2004:

Precious Metals

Sales for the Precious Metals Segment increased $11.7 million from $105.3 million in 2004 to $117.0 million in 2005. Of the $11.7 million increase, $8.4 million was due to gains in market share for both new and existing customers in the precious metal markets and $6.1 million accounted for the acquisition of the Protechno division in the fourth quarter of 2004. Partially offsetting these increases were lower sales of $2.7 million at the precious metal plating units due to decreased volume to its automotive and electronics customers.

Operating loss for the Precious Metals segment was $1.6 million in 2005 compared to an operating loss of $44.8 million in 2004. The 2004 period includes a $45.6 million non-cash charge for goodwill impairment. The Company recorded this charge because the fair value of goodwill in this segment, as determined by estimated cash flow projections and market comparables, was less than the reporting units' carrying value. The goodwill impairment charge includes $26.6 million related to the precious metal fabrication unit. This charge resulted from greater than projected uses of working capital related to higher precious metal prices and the elimination of the precious metal consignment facility. The remaining $19.0 million of the goodwill impairment charge related to this segment's precious metal plating unit. The decrease in value of goodwill was related to a reduction in the projection of future profitability, and an increase in the discount rate from 15.5% to 16.8% representing an increase in the perceived risk of the business. The decrease in estimated future profitability was primarily related to a reduction in unit pricing, and the failure to achieve anticipated manufacturing efficiencies along with the inability to achieve forecasted profitability from new programs. Excluding the non-cash charge for goodwill, operating income decreased primarily due to the lower sales of the precious metals plating units described above.

Tubing

Sales for the Tubing Segment increased $10.3 million from $104.0 million in 2004 to $114.3 million in 2005. Of the $10.3 million increase, $6.6 million was due to increased prices to offset the higher cost of steel, $2.6 million due to market share gains at the refrigeration units. Stronger demand in petrochemical, military, aircraft markets accounted for $2.5 million of the increase offset by reduced sales of $1.3 million to the medical industry.

Operating loss for the Tubing segment was $0.4 million in 2005. Operating loss for 2004 was $30.8 million. The 2004 period includes a $34.2 million non-cash charge for goodwill impairment. The Company recorded this charge because the fair value of goodwill, as determined by estimated cash flow projections and market comparables, was less than the reporting unit's carrying value. The decrease in value was related to a reduction in the projection of future profitability, an increase in the discount rate from 11.4% to 12.0% representing an increase in the perceived risk of the business. The reduction in future profitability was primarily related to several factors including higher raw material costs which could not be passed along to customers, pricing degradation in the appliance market, and the loss of a key customer. Included in 2005 are start up costs of approximately $1.7 million associated with our new refrigeration tubing unit in Mexico. Our other refrigeration units were negatively impacted by the reduced volume noted above and high steel costs. Partially offsetting these reductions in operating income is the stronger demand in petrochemical, military, aircraft and medical markets as they relate to certain of H&H's tubing businesses.

Engineered Materials

Sales for the Engineered Materials segment increased $9.8 million from $162.7 million in 2004 to $172.5 in 2005. This increase in sales was primarily due to stronger commercial roofing and home center markets, market share gains accounted for $7.3 million, while increased sales prices for both new and core products accounted for $4.7 million. These increases were offset by reduced volume at H&H's electro-galvanizing facility.

Operating income decreased by $2.9 million from $16.4 million in 2004 to $13.5 million in 2005. This decrease in operating income is primarily due to the decreased volume and increased steel costs at our electro-galvanizing facility, partially offset by increased operating income resulting from the sales increases mentioned above.

Unallocated Corporate Expenses

Unallocated corporate expenses decreased from $12.2 million in 2004 to $10.2 million in 2005. Significant items in each year were as follows: the 2005 period included $4.1 million of expense related to change in control and termination payments for three WHX executives. The 2004 period included a $1.2 million reserve for a receivable from HHRG, $1.8 million of expenses incurred in connection with the pursuit of various recapitalization options, and $0.4 million of depreciation expense related to the aircraft owned and sold by the Company in 2004, partially offset by the reversal of a $1.3 million reserve for a legal proceeding that was settled in the Company's favor. In addition to these significant items, there were lower costs in 2005 for salaries, legal expenses, directors and stockholders expenses. Pension credit was $2.3 million lower in 2005 than in 2004.

Liquidity, Cash Flow, and Commitments

Liquidity

The Company incurred net operating losses of $18.2 million, $34.7 million and $140.4 million for the years ended December 31, 2006, 2005 and 2004, respectively, and had negative cash flows from operations of $18.8 million, $5.0 million and $39.6 million for the years ended December 31, 2006, 2005, and 2004, respectively. As of December 31, 2006, the Company has an accumulated deficit of $412.1 million. Additionally, the Company has not been in compliance with certain of its bank covenants and has been required to obtain a number of waivers from its lenders related to such covenants. For 2005 and 2004, the Company's financial statements described a number of conditions concerning the Company's liquidity difficulties, and stated that these conditions raised substantial doubt about the Company's ability to continue as a going concern.

As of December 31, 2006, WHX and its unrestricted subsidiaries had cash of approximately $0.8 million and current liabilities of approximately $7.5 million, including $5.1 million of mandatorily redeemable preferred shares payable to a related party. WHX is a holding company and has as its sole source of cash flow distributions from its operating subsidiaries, H&H and Bairnco, or other discrete transactions. H&H's bank credit facilities and term loan effectively do not permit it to transfer any cash or other assets to WHX (with the exception of unsecured loans to be used to make required contributions to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions), and are collateralized by substantially all of H&H's assets. Bairnco's revolving credit facility ("Bairnco Revolving Credit Facility") with Bank of America, N.A. ("Bank of America") permits distributions by Bairnco to WHX under certain conditions, as described below. WHX has no bank credit facility of its own. WHX's ongoing operating cash flow requirements consist of funding the minimum requirements of the WHX Pension Plan and paying other administrative costs.

H&H's availability under its revolving credit facility and other facilities as of December 31, 2006 was $19.1 million, and as of March 31, 2007, was approximately $15.5 million. On March 29, 2007, all such facilities, including the term loans, were amended to (i) redefine EBITDA, (ii) reset the levels and amend certain of the financial covenants, (iii) extend the termination date of the credit facilities from March 31, 2007 to June 30, 2008, (iv) permit the extension by H&H to WHX of an unsecured loan for required payments to the pension plan, under certain conditions, and (v) permit the extension by H&H to WHX of an unsecured loan for other uses in the aggregate principal amount not to exceed $3.5 million under certain conditions. The amendments also provided for waivers of certain events of default existing as of March 29, 2007. As of December 31, 2006, such debt has been classified as long-term since the Company is no longer in default on the debt, and the maturity date of the debt is June 30, 2008.

In connection with the closing of the Bairnco Offer and the Merger on April 24, 2007, Bairnco became a wholly-owned subsidiary of WHX. Initial financing was provided by Steel through two facilities, in the approximate aggregate amount of $101.5 million. In addition, the Bairnco Revolving Credit Facility was amended to permit the closing of the Merger and related financing transactions. The availability under the Bairnco Revolving Credit Facility on March 31, 2007 was approximately $12.0 million. The Bairnco Revolving Credit Facility permits distributions by Bairnco to WHX under certain conditions.

In addition to the obligations under the current credit facilities, the Company also has significant cash flow obligations, including without limitation the amounts due for the WHX Pension Plan (as amended by the IRS Waiver and PBGC Settlement Agreement entered into December 28, 2006). There can be no assurance that the funds available from operations and under its credit facilities will be sufficient to fund debt service costs, working capital demands and environmental remediation costs, or that the Company will be able to obtain replacement financing at commercially reasonable terms upon the expiration of the H&H and Bairnco credit facilities in June 2008.

As of December 31, 2006, the Company's current assets totaled $130.6 million and its current liabilities totaled $132.1 million; a working capital deficit of $1.6 million. The Company's working capital deficit at December 31, 2005 was $121.5 million principally because all debt other than $4.9 million of foreign debt was classified as current due to noncompliance with certain debt covenants as of December 31, 2005.

On March 7, 2005, WHX (the parent company) filed a voluntary petition to reorganize under Chapter 11 of the United States Bankruptcy Code. WHX continued to operate its business and own and manage its properties as a debtor-in-possession under the jurisdiction of the bankruptcy court until it emerged from protection under Chapter 11 of the Bankruptcy Code on July 29, 2005.

Since emerging from bankruptcy, due to covenant restrictions in H&H's credit facilities, there have been no dividends from H&H to WHX and WHX's sources of cash flow have consisted of:

- The issuance of $5.1 million in preferred stock by a newly created subsidiary (WHX CS Corp.) in October 2005, which was invested in the equity of a public company (Cosine Communications Inc.); and

- Partial payment of the H&H subordinated debt to WHX of $9.0 million, which required the approval of the banks participating in the H&H bank facility. Subsequent to this transaction in 2006, the remaining intercompany loan balance of the subordinated debt of $44.2 million was converted to equity.

- As permitted by the March 29, 2007 Amendment and Waiver to the Loan and Security Agreements, an unsecured loan from H&H for required payments to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions.

- A $15.0 million subordinated loan from Steel pursuant to a Subordinated Loan and Security Agreement between WHX, as borrower, and Steel, as lender. WHX used the $15.0 million proceeds of the subordinated loan as a capital contribution to acquire Bairnco.

In addition to obtaining the March 29, 2007 extension of maturity and amendments to its financing agreements that are described above, management has the following strategies planned in order to enhance liquidity: 1) continuing to implement and enhance systems and processes to increase operating efficiencies at its facilities, 2) supporting profitable sales growth both internally and through acquisition, 3) evaluating strategic alternatives with respect to underperforming and/or non-core lines of business and/or assets and 4) seeking financing alternatives that may lower its cost of capital and/or enhance current cash flow.

Discussion of Consolidated Statement of Cash Flows for 2006, 2005 and 2004

<u>Overview</u>

As of December 31, 2006, the Company had consolidated cash of $4.8 million, which was comparable to $4.1 million of consolidated cash at December 31, 2005. For 2006, the Company used $18.8 million in operating activities, used $34.1 million for investing activities, and provided $53.3 million by financing activities. In 2005, cash flows provided by (used in) operating, investing and financing activities were ($5.0) million, ($26.7) million and $14.9 million, respectively.

Operating Activities

Net cash used by operating activities for 2006 totaled $18.8 million. Income from operations adjusted for non-cash income and expense items provided $6.0 million of cash. Working capital accounts used $22.6 million of cash, as follows: Accounts receivable provided $2.0 million, inventories provided $4.6 million, and net other current assets and liabilities used $29.2 million. Other non-working capital items included in operations used $1.8 million. Cash used by operating activities in 2005 totaled $5.0 million, and principally was caused by the net loss of the period, as well as working capital needs for inventory and accounts receivable, but was favorably impacted by the realization of $11.4 million from the liquidation of the net current assets of the wire and cable business, a discontinued operation.

In 2006, inventory provided $4.6 million of operating cash flows, principally because of reductions in the amount of inventory carried by the Company. Inventories totaled $57.2 million at December 31, 2006, a decrease of $3.8 million, or 6.2%, as compared to December 31, 2005. During 2006, the Company reduced its quantities of precious metals in inventory principally because of the wind-down of the HHEM business and because of the sale of its interest in a Singapore operation. Non-precious metal inventory at the Tubing segment also declined, principally because of the closure of the H&H Tube Co. Norristown facility. These decreases were partially offset by inventory purchased as part of the December 2006 acquisition of a roofing fastener business that H&H made. In 2005, inventory used $2.8 million of operating cash flow, and in 2004, used $24.2 million, principally because the Company's former inventory consignment facility was terminated during 2004 and as a result, H&H began to purchase all of its precious metal for inventory, which totaled $16.8 million as of December 31, 2004.

Account receivable provided $2.0 million of operating cash flow in 2006 due principally to lower accounts receivable balances despite higher sales in the fourth quarter. Accounts receivable totaled $58.7 million as of December 31, 2006, an increase of $1.5 million, or 2.5%, as compared to December 31, 2005, principally because of the December 31, 2006 acquisition described above. Partially offsetting this increase, accounts receivable declined due to the shutdown of a portion of the H&H Tube Co. and HHEM businesses. Accounts receivable used $9.7 million of operating cash flow in 2005. The use of funds in 2005 reflected an increase in year-end accounts receivable compared to 2004, which was caused by strong sales levels for the fourth quarter of 2005 compared to the fourth quarter of 2004. Sales for the fourth quarter of 2005 were $99.2 million as compared to $84.2 million for the fourth quarter of 2004.

Net other current assets and liabilities used $29.2 million of cash flow in 2006 and provided $13.2 million in 2005. The increase in funds used was partially driven by cash used for the payment of $18.7 million of environmental remediation costs during 2006, as compared to $3.9 million during 2005. In addition, payments to fund the WHX Pension Plan totaling $13.1 million were made in 2006. There was also a greater increase in trade accounts payable in 2005 than during 2006, which provided funds in 2005. Other non-working capital items included in operating activities used $1.8 million in both 2006 and 2005.

Investing Activities

Investing activities used net cash of $34.1 million and $26.7 million in 2006 and 2005, respectively, and provided $20.3 million in 2004.

2006 activities included $7.7 million of capital expenditures for plant additions and equipment, $8.7 million used for net cash settlements on derivative instruments, and a $26.0 million acquisition. On December 28, 2006, a subsidiary of H&H acquired a mechanical roofing fastener business. The purchase price was approximately $26 million, including a working capital adjustment. The assets acquired included, among other things, machinery, equipment, inventories of raw materials, work-in-process and finished products, certain contracts, accounts receivable and intellectual property rights, all as related to the acquired business and as provided in the Asset Purchase Agreement. This acquired business develops and manufactures fastening systems for the commercial roofing industry. WHX believes this acquisition solidifies H&H's position as a leading manufacturer and supplier of mechanical fasteners, accessories and components, and building products for the North American commercial and residential construction industry. Also in 2006, $8.7 million of net cash was paid out for precious metal derivative contracts due to steep increases in precious metal market prices during the year. In 2006, $7.7 million was spent on capital improvements. The Company sold the remaining land and building from its discontinued wire and cable business for net proceeds of $7.3 million, as well as its interest in a Singapore operation for $0.6 million, and cash proceeds from other asset sales of $0.3 million during 2006.

Investing activities in 2005 used cash of $26.7 million and were driven by capital expenditures of $20.4 million, which was principally related to a plant expansion at H&H's fastener facility in Agawam, Massachusetts. The Company also invested $5.0 million in the equity of a small public company and paid $3.3 of net cash settlements for precious metal derivative contracts. Offsetting these, the Company received proceeds of $1.9 million from sale of wire and cable group assets in 2005.

Investing activities in 2004 provided cash of $20.3 million, principally from the proceeds of selling two aircraft for an aggregate of $26.0 million. In 2003, WHX purchased an aircraft for $19.3 million, which it sold in the first quarter of 2004 for

$19.3 million. Additionally, WHX sold another aircraft in the second quarter of 2004 for $7.0 million in cash and resulted in a pre-tax gain of $1.7 million. The Company also received $5.6 million of proceeds upon the sale of a note receivable from WPSC to a third party. WHX had received a $10.0.million subordinated note from WPSC upon consummation of the WPC Bankruptcy Plan of Reorganization. The note had been fully reserved, and when the note was sold, the reserve was reversed and $5.6 million was recorded in other income. These cash inflows were partially offset by capital expenditures for plant and equipment additions of $9.4 million, and also by the Company's acquisition of Protechno s.a., a manufacturer of brazing alloys and fluxes, located in Riberac, France, for $2.4 million.

Financing Activities

Financing activities provided $53.3 million of net cash in 2006, principally from new borrowings, which totaled $75.0 million during the period. The increase in debt during 2006 consists of the following: On December 29, 2005, H&H entered into an amendment to its Term B Loan with Steel. This amendment provided for, among other things, an increase of the Term B Loan in January 2006 by $10 million. On January 24, 2006, H&H's wholly-owned subsidiary, OMG, Inc. entered into a loan agreement with Sovereign Bank for $8.0 million, collateralized by a mortgage on OMG, Inc.'s real property. On March 31, 2006, H&H and Steel agreed to an increase in the Term B Loan in the amount of $9.0 million and the prepayment in the same amount of a portion of H&H's subordinated intercompany promissory note issued to WHX. On October 30, 2006, H&H and its bank group amended its facilities to provide, among other things, an additional $7.0 million term loan upon the filing of its 2005 Annual Report on Form 10-K, and an immediate $3.0 million of borrowing availability under its revolving credit facility. On December 27, 2006, Wachovia provided H&H with such $7.0 million loan. On December 28, 2006, H&H and certain of H&H's subsidiaries amended their Loan and Security Agreement with Wachovia and their Loan and Security Agreement with Steel to provide, among other things, for a $42 million term loan funded by Ableco Finance LLC. A portion of the funds from this loan ($26 million) was used to fund the acquisition discussed in the Investing Activities section above. Also during 2006, the Company made principal repayments totaling $8.9 million on term loans, utilizing funds mainly obtained from the sale of the assets of the discontinued wire and cable business discussed above.

2005 financing activities provided $14.9 million of cash, principally from $11.7 million of additional net drawdowns on the H&H revolving credit facility. Cash was also provided by the issuance of $5.1 million in preferred stock by a newly created subsidiary (which was invested in the equity of a small public company). Offsetting these, cash was used to make principal repayments on term loans totaling $3.2 million during 2005. The Company also refinanced its Term B loan. On September 8, 2005, H&H completed the assignment of its Term B Loan from Canpartners, to Steel, as agent and lender. Substantially all of the terms and conditions of the Term B Loan continued without amendment. Steel is a related party because it is the beneficial holder of 5,029,793 shares of WHX's common stock, representing approximately 50% of the outstanding shares.

2004 financing activities used $2.0 million of net cash, and included a major refinancing of the Company's 2003 existing credit agreements. H&H's revolving credit facilities existing at December 31, 2003 ("Senior Secured Credit Facilities") were scheduled to mature on July 31, 2004. On March 31, 2004, H&H obtained new financing agreements to replace and repay the Senior Secured Credit Facilities (use of funds of $149.7 million) The new financing agreements included a $70.0 million (subsequently reduced to $62.9 million) revolving credit facility (replacing a pre-existing revolving credit agreement) and a $22.2 million Term A Loan with Wachovia Capital Finance, formerly Congress Financial Corporation, as agent and a lender and a $71.0 million Term B Loan with Ableco Finance LLP ("Ableco"). On October 29, 2004 the Ableco Term B Loan was assigned to Canpartners Investments IV, LLC ("Canpartners"). In addition, the Company paid $5.4 million of debt issuance fees in connection with the refinancing.

Bankruptcy Filing and Plan of Reorganization of WHX

On March 7, 2005, WHX filed a voluntary petition to reorganize under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court. WHX continued to operate its businesses and own and manage its properties as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code until it emerged from protection under Chapter 11 of the Bankruptcy Code on July 29, 2005.

Neither H&H, nor any of WHX's other subsidiaries or affiliates, were included in its Bankruptcy Filing. All of H&H's operating units conducted business in the ordinary course during the bankruptcy. WHX's Bankruptcy Filing was primarily intended to reduce its debt, simplify its capital structure, reduce its overall cost of capital and provide it with better access to capital markets.

On March 7, 2005, WHX also filed a proposed Plan of Reorganization and a related proposed disclosure statement with the Bankruptcy Court. On June 7, 2005, WHX filed its first amended Chapter 11 Plan.and on June 8, 2005, WHX filed its second amended Disclosure Statement. On July 21, 2005, WHX Corporation's Chapter 11 Plan of Reorganization was confirmed by the Bankruptcy Court. The Plan became effective on July 29, 2005 (the "Effective Date").

The Bankruptcy Filing created an event of default under the Indenture governing WHX's 10 1/2% Senior Notes due April 15, 2005. Under the terms of the Senior Notes, as a result of the Bankruptcy Filing, the entire unpaid principal and accrued interest (and any other additional amounts) became immediately due and payable without any action on the part of the trustee or the note holders. The principal amount outstanding under the Senior Notes at March 7, 2005 was approximately $92.8 million. Accrued interest to March 7, 2005 was approximately $3.8 million.

The following is a summary of certain material features of the Plan and the Confirmation Order. On the Effective Date:

- All of WHX's outstanding securities, including WHX's pre-bankruptcy filing common stock, Series A preferred stock, Series B preferred stock and 10 1/2% Senior Notes were deemed cancelled and annulled without further act or action.
- In full and complete satisfaction of all such claims, holders of WHX's 10 1/2% Senior Notes received 9,200,000 shares of common stock representing their prorated share of the reorganized company. These shares represent 92% of the equity in the reorganized company.
- In full and complete satisfaction of all such interests, Series A preferred stockholders received 366,322 shares of common stock representing their prorated share of the reorganized company and 344,658 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- In full and complete satisfaction of all such interests, Series B preferred stockholders received 433,678 shares of common stock representing their prorated share of the reorganized company and 408,030 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- Holders of WHX's pre-bankruptcy filing common stock received no distribution under the Plan.

The common stock received by the Series A and Series B preferred stockholders, collectively, represents 8% of the equity in the reorganized company. The warrants issued to the Series A and Series B preferred stockholders, collectively, represent the right to purchase an additional 7% of the equity of the reorganized company after giving effect to the exercise of the warrants.

On the Effective Date, all of the assets of WHX were vested in the reorganized company free and clear of all liens, causes of actions, claims, encumbrances, equity interests, and interests against, in, or on such assets, except as explicitly provided in the Plan.

The reorganization value of the assets of WHX immediately before the date of confirmation of the Plan was greater than the total of all post-petition liabilities and allowed claims. Despite the ownership change, the Company did not qualify for Fresh-Start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Accordingly, the assets and liabilities of the reorganized company upon emergence from bankruptcy are stated at their historical values.

Upon its emergence from bankruptcy on July 29, 2005, WHX experienced an ownership change as defined by Section 382 of the Internal Revenue Code, which imposes annual limitations on the utilization of net operating loss carryforwards post ownership change. The Company believes it qualifies for the bankruptcy exception to the general Section 382 limitations. Under this exception, the annual limitation imposed by Section 382 resulting from an ownership change will not apply, instead the net operating loss carryforwards must be reduced by certain interest expense paid to creditors who became stockholders as a result of the bankruptcy reorganization. Thus, WHX's net operating loss carryforwards of $116.0 million as of December 31, 2004 were reduced by approximately $31.0 million to approximately $85.0 million. Additionally, if WHX should undergo a second ownership change within two years of the date of change as a result of the reorganization, its remaining net operating losses would be effectively reduced to zero. Accordingly, in order to avoid subsequent ownership changes, WHX's new charter contains a 5% ownership limit pursuant to which certain transfers of WHX's shares will be limited.

Debt

Handy & Harman

H&H's revolving credit facilities existing at December 31, 2003 ("Senior Secured Credit Facilities") were scheduled to mature on July 31, 2004. On March 31, 2004, H&H obtained new financing agreements to replace and repay the Senior Secured Credit Facilities. The new financing agreements included a $70.0 million (subsequently reduced to $62.9 million) revolving credit facility and a $22.2 million Term A Loan with Wachovia Capital Finance, formerly Congress Financial Corporation, as agent and a lender ("Wachovia Facilities") and a $71.0 million Term B Loan with Ableco Finance LLP ("Ableco"). On October 29, 2004, the Ableco Term B Loan was assigned to Canpartners Investments IV, LLC ("Canpartners"). On September 8, 2005, the Term B Loan was assigned to Steel Partners II, L.P. ("Steel").

The new revolving credit facility provided for up to $62.9 million of borrowings dependent on the levels of and collateralized by eligible accounts receivable and inventory. The new revolving credit facility provided for interest at LIBOR plus 2.75% or the U.S. Base rate plus 1.00%. An amendment to the facility on December 29, 2004 lowered the margins on the revolver loan to LIBOR plus 2.25% or the U.S. Base Rate plus 0.5%. The Wachovia Facilities mature on June 30, 2008. The Term A Loan is collateralized by eligible equipment and real estate, and provided for interest at LIBOR plus 3.25% or the prime rate plus 1.5%. An amendment to the facility on December 29, 2004 lowered the margins on the Term A Loan to LIBOR plus 2.5% or the U.S. Base Rate plus .75%. Borrowings under the Wachovia Facilities are collateralized by first priority security interests in and liens upon all present and future stock and assets of H&H and its subsidiaries, including all contract rights, deposit accounts, investment property, inventory, equipment, real property, and all products and proceeds thereof. The principal of the Term A Loan is payable in monthly installments of $0.2 million. The Wachovia Facilities contain affirmative, negative, and financial covenants (including minimum EBITDA, maximum leverage, and fixed charge coverage, and restrictions on cash distributions that can be made to WHX).

On May 20, 2005, H&H entered into an amendment to the Loan and Security Agreement with Wachovia ("Wachovia Amendment"). The Wachovia Amendment provided for amendments to certain financial covenants, an additional equipment loan of up to $3 million, as well as certain other terms and conditions.

On September 8, 2005, H&H entered into an amendment to the Wachovia Facilities. This amendment provides for, among other things, (i) the revision of the calculation of components of the borrowing base which resulted in an increase in availability and (ii) the increase of the current outstanding amount of the term loan to $22.2 million from $16.0 million.

On December 29, 2005, H&H entered into an amendment to the Wachovia Facilities. This amendment provides for, among other things, (i) the increase of the borrowing base by $3.5 million through January 31, 2006, (ii) the waiver of certain defaults and (iii) certain related amendments to the covenants.

On January 24, 2006, H&H entered into a consent and amendment to the Wachovia Facilities. This consent and amendment was made in connection with a loan agreement entered by H&H's wholly-owned subsidiary, OMG, Inc., with Sovereign Bank dated as of January 24, 2006 collateralized by a mortgage on OMG, Inc.'s real property pursuant to which an $8.0 million term loan was made available to OMG, Inc. This consent and amendment provides for, among other things, amending certain definitions to reflect the loan agreement entered into by OMG, Inc.

On March 31, 2006, H&H entered into an amendment to the Wachovia Facilities. This amendment provided for, among other things, consent to the increase of the Term B Loan on the same date in the principal amount of $9.0 million and the prepayment of a portion of H&H's subordinated promissory note issued to WHX (the "WHX Note") in the principal amount of $9.0 million.

On December 27, 2006, Wachovia provided H&H with an additional $7.0 million loan. This was pursuant to an amendment signed on October 30, 2006 which made the additional funds conditional upon the filing of the Company's 2005 Annual Report on Form 10-K.

The Term B Loan matures on June 30, 2008 and provides for annual payments based on 40% of excess cash flow as defined in the agreement. Interest is payable monthly at the Prime Rate plus 4.0%. At no time shall the Prime Rate of interest be below 4.0%. The Term B Facility has a second priority security interest in and lien on all assets of H&H, subject to the prior lien of the Wachovia Facilities and a prior lien of $15.5 million to the PBGC in connection with the PBGC Settlement Agreement. The Term B facility contains affirmative, negative, and financial covenants (including minimum EBITDA, maximum leverage and fixed charge coverage, restrictions on cash distributions that can be made to WHX and cross-default provisions with the Wachovia Facilities).

On May 20, 2005, H&H entered into an amendment to the Loan and Security Agreement with Canpartners ("Canpartners Amendment"). The Canpartners Amendment provided for amendments to certain financial covenants as well as certain other terms and conditions.

On September 8, 2005, H&H completed the assignment of its Term B Loan from Canpartners, to Steel, as agent and lender. Substantially all of the terms and conditions of the Term B Loan continued without amendment. Steel is the beneficial holder of 5,029,793 shares of WHX's common stock, representing approximately 50% of the outstanding shares. Warren Lichtenstein, the sole executive officer and managing member of Steel Partners, L.L.C., the general partner of Steel Partners II, L.P., is the Chairman of the Board of WHX.

On December 29, 2005, H&H entered into an amendment to its Term B Loan with Steel. This amendment provides for, among other things, (i) the increase of the Term B Loan by $10 million, to $81 million, (ii) the waiver of certain defaults and (iii) certain related amendments to the covenants.

On January 24, 2006, H&H entered into a consent and amendment to its Term B Loan. This consent and amendment was made in connection with a five-year loan and security agreement entered by H&H's wholly-owned subsidiary, OMG, Inc., with Sovereign Bank dated as of January 24, 2006 collateralized by a mortgage on OMG, Inc.'s real property pursuant to which an $8.0 million term loan was made available to OMG, Inc. This consent and amendment provides for, among other things, (i) the amendment of certain definitions to reflect the loan agreement entered into by OMG, Inc. and (ii) the increase of the indebtedness covenant, each to reflect the loan agreement entered into by OMG, Inc.

On March 31, 2006, H&H entered into an amendment to the Term B Loan. This amendment provided for, among other things, an additional loan of $9.0 million to H&H and its subsidiaries to be used to make a prepayment on the WHX Note of up to such amount, which prepayments and additional loans were made at March 31, 2006.

On December 28, 2006, H&H and certain of H&H's subsidiaries amended the respective Loan and Security Agreements with both Wachovia and with Steel to provide, in part, for: (i) the consummation of the transactions contemplated by the PBGC Settlement Agreement and the waiver of possible events of default that may have occurred relating to the matters covered by the PBGC Settlement Agreement (see "Pension Plan" below); and (ii) a $42 million term loan funded by Ableco Finance LLC.

On March 29, 2007, H&H and certain of H&H's subsidiaries amended the respective Loan and Security Agreements with Wachovia and Steel to, among other things, (i) amend the definition of EBITDA, (ii) reset the levels and amend certain of the financial covenants, (iii) extend the termination date of the credit facilities from March 31, 2007 to June 30, 2008, and (iv) permit the extension by H&H to WHX of an unsecured loan for required payments to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions. The amendments also provided for the pledge of 65% of all outstanding securities of Indiana Tube Danmark A/S, a Danish corporation and a wholly-owned subsidiary of Handy & Harman International, Ltd., and Protechno, S.A., a French corporation and a wholly-owned subsidiary of Indiana Tube Danmark A/S. Finally, the amendments also provided for waivers of certain events of default existing as of March 29, 2007.

Bairnco

In connection with the closing of the Offer and the Merger in April 2007, initial financing was provided by Steel through two facilities. Steel extended to BZA bridge loans in principal amounts of approximately $75.1 million, $1.4 million and $10.0 million (and may extend additional loans of approximately $3.6 million, up to an aggregate total amount of borrowings of $90.0 million) pursuant to a Loan and Security Agreement (the "Bridge Loan Agreement"), between BZA and Bairnco, as borrowers, and Steel, as lender. In addition, Steel extended to WHX a $15.0 million subordinated loan, which is unsecured at the WHX level, pursuant to a Subordinated Loan and Security Agreement (the "Subordinated Loan Agreement" and, together with the Bridge Loan Agreement, the "Loan Agreements"), between WHX, as borrower, and Steel, as lender. WHX contributed the $15.0 million proceeds of the subordinated loan to BZA as a capital contribution.

The Bridge Loan Agreement provides for bridge term loans of up to $90 million from Steel to BZA, which were assumed by Bairnco as a result of the Merger. Borrowings under the Bridge Loan Agreement bear (i) cash interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 1.75% and (ii) pay-in-kind interest at a rate per annum equal to 4.5% for the first 90 days the initial loan is outstanding and 5% (instead of 4.5%) for the balance of the term, each as adjusted from time to time. The minimum aggregate interest rate on borrowings under the Bridge Loan Agreement is 14.5% per annum for the first 90 days the initial loan is outstanding, and 15% (instead of 14.5%) per annum for the balance of the term, and the maximum aggregate interest rate on borrowings under the Bridge Loan Agreement is 18% per annum. The cash interest rate and the pay-in-kind interest rate may be adjusted from time to time, by agreement of Steel and Bairnco, so long as the aggregate interest rate remains the same. Interest is payable monthly in arrears. Obligations under the Bridge Loan Agreement are guaranteed by certain of Bairnco's subsidiaries and secured by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. Obligations under the Bridge Loan Agreement are also guaranteed by the Company on an unsecured basis. The scheduled maturity date of the indebtedness under the Bridge Loan Agreement is the earlier to occur of (i) June 30, 2008 and (ii) such time as Bairnco obtains any replacement financing. Indebtedness under the Bridge Loan Agreement may be prepaid without penalty or premium.

The Subordinated Loan Agreement provides for a subordinated term loan of $15 million from Steel to WHX, which is unsecured at the WHX level. Borrowings under the Subordinated Loan Agreement bear pay-in-kind interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 7.75%, adjusted from time to time, with a minimum interest rate of 16% per annum and a maximum interest rate of 19% per annum. Interest is payable monthly in arrears. Obligations under the Subordinated Loan Agreement are guaranteed by Bairnco and certain of its subsidiaries and secured by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. The indebtedness under the Subordinated Loan Agreement will mature on the second anniversary of the issuance of the subordinated loan and may be prepaid without penalty or premium.

The Loan Agreements contain customary representations, warranties, covenants, events of default and indemnification provisions. The indebtedness under the Bridge Loan Agreement and the related security interests is subordinated to the indebtedness and related security interests granted under Bairnco's existing senior credit facility with Bank of America, N.A. The guarantees of the indebtedness under the Subordinated Loan Agreement and the related security interests is subordinated to all indebtedness and security interests described in the preceding sentence.

On November 9, 2006, Bairnco entered into a five year, $42.0 million Senior Secured Credit Facility with Bank of America. The $42.0 million facility is apportioned as follows: a five-year $15.0 million term loan and up to a $27.0 million revolving credit facility, including a $13.0 million sub-limit for letters of credit and a $3.0 million sub-limit for foreign currency loans. The Bairnco Revolving Credit Facility is collateralized by a first lien on substantially all of the domestic assets of Bairnco, the capital stock of domestic subsidiaries and 65% of the capital stock of foreign subsidiaries. The Bairnco Revolving Credit Facility matures on November 8, 2011. This Bairnco Revolving Credit Facility was amended on March 23, 2007 to permit the change of control in connection with the closing of the Offer, among other things, and was further amended on April 24, 2007 to amend certain covenants and to permit the financing under the Loan Agreements, among other things.

The term loan under the Bairnco Revolving Credit Facility has scheduled principal payments of $1.1 million in 2007, 2008, 2009 and 2010, and $1.0 million in 2011, with the balance due at maturity. Interest rates vary on the term loan and are set from time to time in relationship to one of several reference rates, as selected by Bairnco. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates as selected by Bairnco.

A commitment fee is paid on the unused portion of the total credit facility. The amount Bairnco can borrow at any given time is based upon a formula that takes into account, among other things, eligible inventory and accounts receivable, which can result in borrowing availability of less than the full amount of the Bairnco Revolving Credit Facility.

The Bairnco Revolving Credit Facility contains customary representations, warranties, covenants (including a covenant that permits Bairnco to make distributions to WHX provided that specified conditions are met), events of default and indemnification provisions. The Bairnco Revolving Credit Facility also contains a financial covenant which requires Bairnco to meet a minimum fixed charge coverage ratio, including upon the payment of any distribution from Bairnco to WHX.

In addition, Bairnco has a China foreign loan facility that reflects borrowing by its Chinese facilities through Bank of America, Shanghai, China, which is secured by four U.S. dollar denominated letters of credit totaling $5.2 million issued under the Secured Credit Facility.

Other Obligations

Pension Plan

On December 20, 2006, the Internal Revenue Service granted a conditional waiver (the "IRS Waiver") of the minimum funding requirements for the WHX Pension Plan for the 2005 plan year in accordance with section 412 (d) of the Internal Revenue Code and section 303 of the Employee Retirement Income and Security Act of 1974, as amended ("ERISA"), which had not been paid by the Company due to liquidity issues. On December 28, 2006, WHX, H&H, and the Pension Benefit Guaranty Corporation (the "PBGC") entered into a settlement agreement (the "PBGC Settlement Agreement") in connection with the IRS Waiver and certain other matters. The IRS Waiver is subject to certain conditions, including a requirement that the Company meet the minimum funding requirements for the WHX Pension Plan for the plan years ending December 31, 2006 through 2010, without applying for a waiver of such requirements. The PBGC Settlement Agreement and related agreements include the following: (i) the amortization of the waived amount of $15.5 million (the "Waiver Amount") over a period of five years, (ii) the PBGC's consent to increase borrowings under H&H's senior credit facility to $125 million in connection with the closing of an acquisition, (iii) the resolution of any potential issues under Section 4062(e) of ERISA, in connection with the cessation of operations at certain facilities owned by WHX, H&H or their subsidiaries, and (iv) the granting to the PBGC of subordinate liens on the assets of H&H and its subsidiaries, and specified assets of WHX, to collateralize WHX's obligation to pay the Waiver Amount to the WHX Pension Plan and to make certain payments to the WHX Pension Plan in the event of its termination. As a result of the PBGC Settlement Agreement and the IRS Waiver, based on estimates from WHX's actuary, the Company expects its minimum funding requirement for the specific plan year and the amortization of the 2005 requirement to be $13.1 million (paid in full in 2006), $10.8 million, $11.0 million, $8.9 million, $7.0 million and $2.3 million (which amounts reflect the recent passage of the Pension Protection Act of 2006) in 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

Environmental Issues

H&H's facilities and operations are subject to extensive environmental laws and regulations imposed by federal, state, foreign and local authorities relating to the protection of the environment. It could incur substantial costs, including cleanup costs, fines or sanctions, and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws. H&H has incurred, and in the future may continue to incur, liability under environmental statutes and regulations with respect to the contamination detected at sites owned or operated by it (including contamination caused by prior owners and operators of such sites, abutters or other persons) and the sites at which H&H disposed of hazardous substances. As of December 31, 2006, H&H has established a reserve totaling $9.4 million with respect to certain presently estimated environmental remediation costs at certain of its facilities. This reserve may not be adequate to cover the ultimate costs of remediation, including discovery of additional contaminants or the imposition of additional cleanup obligations which could result in significant additional costs. In addition, H&H expects that future regulations, and changes in the text or interpretation of existing regulations, may subject it to increasingly stringent standards. Compliance with such requirements may make it necessary for H&H to retrofit existing facilities with additional pollution-control equipment, undertake new measures in connection with the storage, transportation, treatment and disposal of by-products and wastes or take other steps, which may be at a substantial cost to H&H.

Stock Purchase Agreement with Steel

On October 26, 2005, WHX CS Corp. ("CS"), a wholly-owned subsidiary of WHX, entered into a Stock Purchase Agreement by and between CS and Steel. Pursuant to this agreement, CS sold 1,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Steel Shares"), to Steel. Steel paid a purchase price of $5,100 per share or an aggregate purchase price of $5.1 million. The proceeds of the sale were used by CS to purchase 1,898,337 shares of Cosine Communications, Inc. The Steel Shares accrue dividends at 6.0% per annum. The Steel Shares were required to be redeemed by CS for $5.1 million plus all accrued and unpaid dividends on October 26, 2006 or, at the sole option of the Board of Directors of CS, on any earlier date. However, there was no such redemption on that date.

Pension Plan Contingency Arising from the WPC Group Bankruptcy

Wheeling-Pittsburgh Corporation ("WPC") and six of its subsidiaries (collectively referred to as the "WPC Group"), including Wheeling-Pittsburgh Steel Corporation ("WPSC"), a vertically integrated manufacturer of value-added and flat rolled steel products, was a wholly owned subsidiary of WHX. On November 16, 2000, the WPC Group filed a petition seeking reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. A Chapter 11 Plan of Reorganization for the WPC Group (the "WPC POR") was consummated on August 1, 2003, pursuant to which, among other things, the WPC Group ceased to be a subsidiary of WHX effective August 1, 2003, and from that date forward has been an independent company.

As part of the WPC POR, the Company agreed to make certain contributions (the "WHX Contributions") to the reorganized company. Under the WHX Contributions, the Company forgave the repayment of its claims against the WPC Group of approximately $39.0 million and, additionally, contributed to the reorganized company $20.0 million of cash, for which the Company received a note in the amount of $10.0 million. The note was fully reserved upon receipt.

On March 6, 2003, the PBGC published its Notice of Determination ("Notice") and on March 7, 2003 filed a Summons and Complaint ("Complaint") in United States District Court for the Southern District of New York seeking the involuntary termination of the WHX Pension Plan (the "WHX Plan"), a defined-benefit pension plan sponsored by the Company that provides pension benefits to active and retired employees of WHX and H&H and certain benefits to active and retired employees or members of the WPC Group. WHX filed an answer to this complaint on March 27, 2003, contesting the PBGC's action. On July 24, 2003, the Company entered into an agreement among the PBGC, WPC, WPSC, and the United Steelworkers of America, AFL-CIO-CLC ("USWA") in settlement of matters relating to the PBGC v. WHX Corporation ("Termination Litigation"), in which the PBGC was seeking to terminate the WHX Plan. Under the settlement, among other things, WHX agreed (a) that the WHX Plan, as it is currently constituted, is a single employer pension plan, (b) to contribute funds to the WHX Plan equal to moneys spent (if any) by WHX or its affiliates to purchase WHX 10.5% Senior Notes ("Senior Notes") in future open market transactions, and (c) to grant to the PBGC a pari passu security interest of up to $50.0 million in the event WHX obtained any future financing on a secured basis or provided any security or collateral for the Senior Notes.

Also under the settlement, all parties agreed that as of the effective date of the WPC POR, (a) no shutdowns had occurred at any WPC Group facility, (b) no member of the WPC Group is a participating employer under the WHX Plan, (c) continuous service for WPC Group employees was broken, (d) no WPC Group employees will become entitled to "Rule of 65" or "70/80" Retirement Benefits (collectively, "Shutdown Benefits") by reason of events occurring after the effective date of the WPC POR, and (e) the WHX Plan would provide for a limited early retirement option to allow up to 650 WPSC USWA-represented employees the right to receive retirement benefits based on the employee's years of service as of July 31, 2003 with a monthly benefit equal to $40 multiplied by the employee's years of service.

Finally, under the settlement, the PBGC agreed (a) that, after the effective date of the WPC POR, if it terminates the WHX Plan at least one day prior to a WPC Group facility shutdown, WHX shall be released from any additional liability to the PBGC resulting from the shutdown, (b) to withdraw its claims in the WPC Bankruptcy Proceedings, and (c) to dismiss the Termination Litigation.

The agreement with the PBGC also contains the provision that WHX will not contest a future action by the PBGC to terminate the WHX Plan in connection with a future WPC Group facility shutdown. In the event that such a plan termination occurs, the PBGC has agreed to release WHX from any claims relating to the shutdown. However, there may be PBGC claims related to unfunded liabilities that may exist as a result of a termination of the WHX Plan.

Summary of Commitments

As of December 31, 2006, the total of the Company's future contractual commitments, including the repayment of debt obligations is summarized as follows (in thousands):

Contractual Obligations	Payments Due by Period Total	2007	2008 - 2009	2010 - 2011	2012 and thereafter
Long-term debt (1)(2)	$ 165,306	$ 4,778	$ 150,126	$ 7,460	$ 2,942
Short-term debt (1)(2)	35,221	35,221	-	-	-
Mandatory redeemable preferred stock	5,100	5,100	-	-	-
Interest payments (1)	12,375	6,309	4,235	997	834
Interest payments-related party (1)	21,288	13,837	7,451	-	-
Operating leases	7,378	2,325	2,560	1,335	1,158
Pension and other retirement benefits contributions (3)	46,578	12,195	21,179	10,463	2,741

(1) Interest payments do not include interest on Short-term debt. Interest on variable-rate debt is based on current prevailing interest rates. Interest payments-related party pertain to debt owed to the Company's majority shareholder, Steel. Such interest is not expected to be paid in cash pursuant to the terms of a Subordination Agreement between Steel and Wachovia.

(2) See Note 12 to the Consolidated Financial Statements included in this Form 10-K.

(3) Pension and other retirement benefits contributions include all plans as discussed in Note 7 of the Consolidated Financial Statements. Projected contributions for 5 years (through 2011) are included on the above table, but contributions would continue beyond 5 years assuming the related plans are in effect.

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments, indemnification arrangements, and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

In addition to the above obligations, certain customers and suppliers of the Precious Metal Segment choose to do business on a "pool" basis. Such customers or suppliers furnish precious metal to H&H for return in fabricated form (customer metal) or for purchase from or return to the supplier. When the customer's precious metal is returned in fabricated form, the customer is charged a fabrication charge. The value of consigned precious metal is not included in the Company's balance sheet.

Summary

The Company believes that recent new and amended financing arrangements, acquisitions, the IRS Waiver and the PBGC Settlement Agreement, the sale of a non-essential operating unit, as well as recent improvements in its core operations, and the substantial completion of a major remediation of property relating to certain environmental liabilities should permit the Company to generate sufficient working capital to meet its obligations as they mature over the next twelve months. The ability of the Company to meet its cash requirements over this time period is dependent, in part, on the Company's ability to meet its business plan. Management believes that existing capital resources and sources of credit, including the H&H facilities and the Bairnco facilities, are adequate to meet its current and anticipated cash requirements. The Company also continues to examine all of its options and strategies, including acquisitions, divestitures, and other corporate transactions, to increase cash flow and stockholder value. However, if the Company's cash needs are greater than anticipated or the Company does not materially satisfy its business plan, the Company may be required to seek additional or alternative financing sources. There can be no assurance that such financing will be available or available on terms acceptable to the Company.

As noted above, the Company has taken the following actions which it believes will improve liquidity and help provide for adequate liquidity to fund the Company's capital needs for the next twelve months.

- On December 20, 2006, the IRS granted a conditional waiver of the $15.5 million minimum funding requirement for the WHX Pension Plan for the 2005 plan year and on December 28, 2006, WHX, H&H, and the PBGC entered into the PBGC

Settlement Agreement in connection with the IRS Waiver and certain other matters. As a result of the PBGC Settlement Agreement and the IRS Waiver, based on estimates from WHX's actuary, the Company expects its minimum funding requirement for the specific plan year and the amortization of the 2005 requirement to be $13.1 million (paid in full in 2006), $10.8 million, $11.0 million, $8.9 million, $7.0 million and $2.3 million (which amounts reflect the recent passage of the Pension Protection Act of 2006) in 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

- Availability under H&H's Loan and Security Agreements' revolving credit facility as of December 31, 2006 was $19.1 million, and as of March 31, 2007, was approximately $15.5 million. On March 29, 2007, all such facilities, including the term loans, were amended to (i) redefine EBITDA, (ii) reset the levels and amend certain of the financial covenants, (iii) extend the termination date of the credit facilities from March 31, 2007 to June 30, 2008, (iv) permit the extension by H&H to WHX of an unsecured loan for required payments to the pension plan, under certain conditions, and (v) permit the extension by H&H to WHX of an unsecured loan for other uses in the aggregate principal amount not to exceed $3.5 million under certain conditions.

- Following the closing of the Bairnco Merger, upon the satisfaction of certain conditions, Bairnco is permitted to make distributions to WHX. As of March 31, 2007, availability under the Bairnco Revolving Credit Facility was approximately $12.0 million, although there is no assurance that such amount will be available in the future, or if available, that Bairnco will satisfy the conditions for distributing this amount to WHX.

- The acquisition by a subsidiary of H&H of a mechanical roofing fastener business for approximately $26 million, including a working capital adjustment, on December 28, 2006, which we believe will prove to be a valuable acquisition which will solidify H&H's position as a leading manufacturer and supplier of mechanical fasteners, accessories and components, and building products for the North American commercial and residential construction industry.

- The sale in March 2007 of a non-core business which had generated operating losses in the past year.

- The substantial completion of remediation of property relating to certain environmental liabilities.

In view of the matters described in the preceding paragraphs, management believes that the Company has the ability to meet its financing requirements on a continuing basis. However, if the Company's fiscal 2007 planned cash flow projections are not met, management could consider the reduction of certain discretionary expenses and sale of certain assets. In the event that these plans are not sufficient and the Company's credit facilities are not available, the Company's ability to operate could be adversely affected.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, long-lived assets, intangibles, income taxes, pensions and other post-retirement benefits, and contingencies and litigation. Estimates are based on historical experience, future cash flows and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to the consolidated financial statements, included elsewhere in this Form 10-K, includes a summary of the significant accounting policies and methods used in the preparation of the Company's financial statements. The following is a brief discussion of the critical accounting policies and methods used by the Company.

Inventories

H&H holds precious metal positions that are subject to market fluctuations. The precious metal inventory is included in inventory using the last-in, first-out (LIFO) method of inventory valuation, which is equal to the lower of cost or market, with any adjustments recorded through cost of goods sold. For precious metals inventories, no segregation among raw materials, work in process and finished goods is practicable.

Non-precious metal inventories are stated at the lower of cost (principally average cost) or market. Non-precious metal inventory is evaluated for estimated excess and obsolescence based upon assumptions about future demand and market conditions and is adjusted accordingly. If actual market conditions are less favorable than those projected by H&H, write-downs may be required.

Derivatives

H&H enters into commodity futures and forwards contracts on precious metals that are subject to market fluctuations in order to economically hedge its precious metals inventory against price fluctuations. Future and forward contracts to sell or buy precious metal are the derivatives used for this objective. The Company also economically hedges its exposure on variable interest rate debt at one of its foreign subsidiaries. As these derivatives are not designated as accounting hedges under SFAS No. 133, they are accounted for as derivatives with no hedge designation. These derivatives are marked to market and both realized and unrealized gains and losses on these derivatives are recorded in current period earnings as other income (loss) in the case of the precious metal contracts and in interest expense with respect to the interest rate derivative. The unrealized gain or loss (open trade equity) on the derivatives is included in other current assets or other current liabilities.

As of December 31, 2006 and 2005, the Company had contracted for $17.3 million and $17.1 million, respectively, of forward contracts with a AA- rated counter party, and the future contracts are exchange traded contracts through a third party broker. Accordingly, the Company has determined that there is minimal credit risk of default. The Company estimates the fair value of its derivative contracts through use of market quotes or broker valuations when market information is not available.

Goodwill, Other Intangibles and Long-Lived Assets

The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. As a result, goodwill is no longer amortized, but instead is reviewed annually for impairment in accordance with the provisions of this statement. The evaluation of the recoverability of the unamortized balance of goodwill is based on a comparison of the respective reporting unit's fair value to its carrying value, including allocated goodwill. Fair values are determined by discounting estimated future cash flows. The recoverability of goodwill may be impacted if estimated future operating cash flows are not achieved. Other intangible assets with indefinite lives are subjected to a lower of cost or market impairment test. Purchased patents are stated at cost, which is amortized over the respective remaining lives of the patents. Other intangible assets with finite lives are amortized over their estimated useful lives.

Pension and Postretirement Benefit Costs

The Company and subsidiaries maintain a qualified and several non-qualified pension plans and other postretirement benefit plans covering substantially all of its employees. Pension benefits for the WHX and H&H participants included in the WHX Pension Plan are based on years of service and the amount of compensation at the time of retirement. However, the qualified pension benefits were frozen for most participants as of December 31, 2005 and April 30, 2006 for hourly and salaried non-bargaining participants, respectively, with the exception of a single subsidiary.

On March 4, 2005, WHX adopted the WHX Corporation Supplemental Executive Retirement Plan ("WHX SERP"), effective as of February 1, 2004, which provides for specified benefits to be paid to certain of its employees. All WHX SERP benefits were settled as of August 5, 2005, in accordance with FAS 88 and this plan was terminated on December 29, 2005. In addition to the aforementioned WHX SERP, H&H also has a non-qualified pension plan for certain current and retired employees. Such plan adopted an amendment effective January 1, 2006, to freeze benefits under this plan.

Certain current and retired employees of H&H are covered by postretirement medical benefit plans. The benefits provided are for medical and prescription drugs. Contributions from a majority of the participants are required and for those retirees and spouses, the Company's payments are capped.

The Company's pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected long-term rates of return on plan assets. Material changes in the Company's pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes to the level of contributions to these plans and other factors.

The Company determines its actuarial assumptions for its pension and postretirement plans, after consultation with its actuaries, on December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. The discount rate assumption is derived from the rate of return on high quality bonds as of December 31 of each year.

The Plan's assets are diversified as to type of assets, investment strategies employed, and number of investment managers used. Investments may include equities, fixed income, cash equivalents, convertible securities, and hedge funds. Derivatives may be used as part of the investment strategy. The Company may direct the transfer of assets between investment managers in order to rebalance the portfolio in accordance with asset allocation guidelines established by the Company.

Management with the advice of its actuaries uses judgment to make assumptions on which our employee benefit liabilities and expenses are based. The effect of a 1% change in two key assumptions for the WHX Pension Plan is summarized as follows:

Assumptions	Statement of Operations (1)	Balance Sheet Impact (2)
	(in millions)	
Discount rate		
+1% increase	$ (0.7)	$ (36.1)
-1% decrease	0.7	49.2
Expected return on assets		
+1% increase	(3.3)	
-1% decrease	3.3	

(1) Estimated impact on 2006 net periodic benefit costs.
(2) Estimated impact on 2006 pension liability.

Environmental Remediation

The Company provides for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Remediation liabilities are accrued based on estimates of known environmental exposures. The Company regularly monitors the progress of environmental remediation. Should studies indicate that the cost of remediation is to be more than previously estimated, an additional accrual would be recorded in the period in which such determination was made. As of December 31, 2006, total accruals for environmental remediation were $9.4 million.

Legal Contingencies

The Company provides for legal contingencies when the liability is probable and the amount of the associated costs is reasonably determinable. The Company regularly monitors the progress of legal contingencies and revises the amounts recorded in the period in which changes in estimate occur.

Going Concern

The Company forecasts cash availability under its revolving credit facility considering historical and forecast results in order to determine that it can reasonably meet its obligations as they come due over the next year. Additionally, the Company forecasts its compliance with the financial covenants of its loan agreements to reasonably determine that it will meet them over the next year and will not need to restructure its debt.

Purchase Price Allocation

The Company records assets and liabilities of acquired companies at their fair value in accordance with SFAS No. 141 "Business Combinations." In December 2006, a subsidiary of H&H acquired certain assets and liabilities of a mechanical roofing fastener business. The fair value of inventory was determined using the cost method for raw materials and the comparative sales method for work in process and finished goods. Fixed assets were valued using the cost method. The fair value of intangible assets was determined using discounted cash flow methodologies.

New Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position and results of operations.

On September 29, 2006 , the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158) which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006. WHX Corporation adopted the balance sheet recognition provisions of SFAS No. 158 at December 31, 2006. At that date, our balance sheet reflected a reduction in shareholder equity of approximately $49.3 million due to our defined benefit pension and other postretirement benefit plans. The new provisions of SFAS No. 158 resulted in an additional $1.2 million reduction to WHX Corporation's shareholders' equity at December 31, 2006. The Statement does not affect the results of operations.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. It requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and related financial statement disclosures. The provisions of SAB No. 108 must be applied to annual financial statements no later than the fiscal year ending November 15, 2006. The Company has determined that SAB No. 108 does not have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157 on its consolidated financial position and results of operations.

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS Statement 109" (FIN No. 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the adoption of FIN No. 48 to have a material impact on its consolidated financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risks*

Commodity Price Risk and Related Risks

In the normal course of business, H&H is exposed to market risk or price fluctuation related to the purchase of natural gas, electricity, precious metals, steel products and certain non-ferrous metals used as raw material. H&H is also exposed to the effects of price fluctuations on the value of its commodity inventories, specifically, H&H's precious metals inventories.

H&H's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand.

H&H enters into commodity futures and forwards contracts on precious metals that are subject to market fluctuations in order to economically hedge its precious metals inventory against price fluctuations. Future and forward contracts to sell or buy precious metal are the derivatives used for this objective. As these derivatives are not designated as accounting hedges under SFAS No. 133, they are accounted for as derivatives with no hedge designation. These derivatives are marked to market and both realized and unrealized gains and losses on these derivatives are recorded in current period earnings as other income (loss). The unrealized gain or loss (open trade equity) on the derivatives is included in other current assets or other current liabilities.

Foreign Currency Exchange Rate Risk

H&H is subject to the risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars. H&H has not generally used derivative instruments to manage this risk.

Interest Rate Risk

Fair value of cash and cash equivalents, receivables, short-term borrowings, accounts payable, accrued interest and variable-rate long-term debt approximate their carrying values and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments or the variable nature of underlying interest rates.

At December 31, 2006 and 2005, the Company's portfolio of debt was comprised of primarily variable rate instruments. Accordingly, the fair value of such instruments may be relatively sensitive to effects of interest rate fluctuations. In addition, the fair value of such instruments is also affected by investors' assessments of the risks associated with industries in which the Company operates as well as the Company's overall creditworthiness and ability to satisfy such obligations upon their maturity. The Company economically hedges its exposure on variable interest rate debt at one of its foreign subsidiaries.

A reduction in long-term interest rates could materially increase the Company's cash funding obligations to the WHX Pension Plan.

Safe Harbor

The Company's quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about the risk associated with the Company's financial instruments. These statements are based on certain assumptions with respect to market prices, interest rates and other industry-specific risk factors. To the extent these assumptions prove to be inaccurate, future outcomes may differ materially from those discussed above.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
WHX Corporation

We have audited the accompanying consolidated balance sheet of WHX Corporation and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, cash flows and changes in stockholders' (deficit) equity and comprehensive income (loss) for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WHX Corporation and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for pension and post retirement obligations as of December 31, 2006, in connection with the adoption of Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

/s/ Grant Thornton LLP

Grant Thornton LLP
New York, New York
May 14, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of WHX Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and changes in stockholders' (deficit) equity and comprehensive income (loss) present fairly, in all material respects, the financial position of WHX Corporation and its subsidiaries (the "Company") at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1b to the consolidated financials statements as of December 31, 2005 included in the annual report on Form 10-k for the year ended December 31, 2005, the 2003 consolidated financial statements have been restated.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1a and 2 to the consolidated financial statements as of December 31, 2005 included in the annual report on Form 10-k for the year ended December 31, 2005, WHX Corporation ("WHX") had their plan of reorganization (the "Plan") approved by the bankruptcy court and emerged from bankruptcy effective, July 29, 2005. The Plan resulted in the discharge of all pre-bankruptcy claims against WHX, except for its liability to its pension plan, and substantially altered the rights and interests of equity security holders. WHX is a holding company with no bank facility of its own and since emerging from bankruptcy has not had access to dividends from its only operating subsidiary, Handy & Harman ("H&H"). Additionally, H&H's credit facility matures on March 31, 2007 and has also experienced certain liquidity issues, as more fully described in Note 1a to the consolidated financial statements as of December 31, 2005 included in the annual report on Form 10-k for the year ended December 31, 2005. WHX has as its principal source of cash limited discrete transactions as described in Note 1a and has significant cash requirements including the funding of the WHX Pension Plan and certain other administrative costs. If WHX does not obtain additional liquidity, it is likely that WHX will not have sufficient cash to continue to operate through 2007 and pay its liabilities as they become due in the normal course of business. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1a. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
December 14, 2006

WHX CORPORATION

Consolidated Statements of Operations

	Year ended December 31, 2006	2005	2004
	(in thousands except per share)		
Net sales	$ 460,963	$ 403,815	$ 371,961
Cost of goods sold	376,389	331,193	299,049
Gross profit	84,574	72,622	72,912
Selling, general and administrative expenses	63,551	69,825	64,437
Asset impairment charge	5,195	-	-
Goodwill impairment charge	-	-	79,788
Environmental remediation expense	2,909	-	28,971
Restructuring charges	2,420	-	-
Loss (gain) on disposal of assets	(31)	103	(592)
Income (loss) from operations	10,530	2,694	(99,692)
Other:			
Interest expense	22,535	17,236	25,486
Chapter 11 and related reorganization expenses	-	9,454	-
Loss on early retirement of debt	-	-	(1,161)
Realized and unrealized gain (loss) on derivatives	(7,993)	(4,263)	549
Other income (loss)	(834)	151	6,016
Loss from continuing operations before taxes	(20,832)	(28,108)	(119,774)
Tax provision	31	2,342	2,172
Loss from continuing operations, net of tax	(20,863)	(30,450)	(121,946)
Discontinued operations:			
Loss from discontinued operations, net of tax	(167)	(4,888)	(18,498)
Gain on disposal, net of tax	2,880	681	-
Net income (loss) on discontinued operations, net of tax	2,713	(4,207)	(18,498)
Net loss	(18,150)	(34,657)	(140,444)
Add: Extinguishment of preferred stock	-	257,782	-
Less: Dividend requirement for preferred stock	-	3,561	19,424
Net income (loss) applicable to common stock	$ (18,150)	$ 219,564	$ (159,868)
Basic and diluted per share of common stock			
Income (loss) from continuing operations net of preferred dividends	$ (2.09)	$ 30.94	$ (25.98)
Discontinued operations	0.27	(0.58)	(3.40)
Net income (loss) per share applicable to common shares	$ (1.82)	$ 30.36	$ (29.38)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WHX CORPORATION
Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,776	$ 4,076
Trade receivables, less allowance for doubtful accounts of $1,090 and $866	58,697	57,243
Inventories	57,177	60,978
Current assets of discontinued operations	-	181
Insurance receivable	-	2,000
Deferred income taxes	339	812
Assets held for sale	3,967	-
Other current assets	5,611	6,641
Total current assets	130,567	131,931
Property, plant and equipment, at cost less accumulated depreciation and amortization	78,120	91,150
Goodwill and other intangibles, net	68,272	50,048
Intangible pension asset	-	586
Long term assets of discontinued operations	-	2,794
Other non-current assets	16,906	19,704
	$ 293,865	$ 296,213
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current liabilities:		
Trade payables	$ 39,194	$ 49,274
Accrued environmental liability	9,421	27,526
Accrued liabilities	28,456	29,566
Accrued interest expense - related party	9,827	1,498
Current portion of long-term debt	4,778	23,127
Current portion of long-term debt - related party	-	70,627
Short-term debt	40,321	51,080
Deferred income taxes	123	123
Current liabilities of discontinued operations	-	581
Total current liabilities	132,120	253,402
Long-term debt	70,901	4,889
Long-term debt - related party	89,627	-
Accrued pension liability	53,445	16,216
Other employee benefit liabilities	8,667	8,761
Deferred income taxes	2,868	3,048
Additional minimum pension liability	-	65,601
	357,628	351,917
Commitments and contingencies		
Stockholders' (deficit) equity:		
Preferred stock - $.10 par value; authorized 5,000 shares; issued and outstanding -0- shares as of December 31, 2006 and 2005	-	-
Common stock - $.01 par value; authorized 40,000 shares; issued and outstanding: 10,000 shares as of December 31, 2006 and 2005	100	100
Warrants	1,287	1,287
Accumulated other comprehensive loss	(47,335)	(57,426)
Additional paid-in capital	394,308	394,308
Accumulated deficit	(412,123)	(393,973)
	(63,763)	(55,704)
	$ 293,865	$ 296,213

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WHX CORPORATION
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2006	2005	2004
		(in thousands)	
Cash flows from operating activities:			
Net loss	$ (18,150)	$ (34,657)	$ (140,444)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Goodwill impairment charge	-	-	79,788
Depreciation and amortization	12,401	12,804	12,768
Amortization of debt related costs	2,167	2,303	2,671
Asset impairment charge	5,195	-	-
Unrealized loss on equity investment	820	-	-
Other postretirement benefits	9	944	1,221
Loss on early retirement of debt	-	-	1,161
Gain on WPSC note recovery	-	-	(5,596)
Deferred income taxes	293	299	202
Unrealized (gain) loss on derivatives	(692)	988	(82)
Reclassification of net cash settlements on derivative instruments	8,685	3,275	(467)
(Gain) loss on asset dispositions	(31)	103	(592)
Pension curtailment	128	-	-
Gain on sale of investment in an affiliate	(188)	-	-
Equity income in affiliated companies	(134)	(160)	(48)
Discontinued operations	(4,518)	(1,161)	11,140
Other	-	33	66
Decrease (increase) in working capital elements, net of effect of acquisitions:			
Trade receivables	1,987	(9,734)	(9,320)
Inventories	4,649	(2,823)	(24,214)
Other current assets	1,182	1,460	1,934
Other current liabilities	(29,990)	11,726	27,617
Other items-net	(1,753)	(1,791)	1,567
Discontinued operations	(401)	11,379	1,077
Net cash used in operating activities	(18,341)	(5,012)	(39,551)
Cash flows from investing activities:			
Acquisitions	(25,971)	(5,031)	(2,410)
Cash received on WPSC note recovery	-	-	5,596
Proceeds from sale of aircraft	-	-	19,301
Plant additions and improvements	(7,695)	(20,374)	(9,370)
Net cash settlements on derivative instruments	(8,685)	(3,275)	467
Net cash flow provided by (used in) discontinued operations	7,310	1,949	(440)
Proceeds from sale of investment in affiliate	616	-	-
Proceeds from sales of assets	278	45	7,111
Net cash provided by (used in) investing activities	(34,147)	(26,686)	20,255
Cash flows from financing activities:			
Net revolver borrowings (repayments)	(10,759)	11,722	40,398
Proceeds from Term Loan B - related party	19,000	70,627	-
Proceeds of term loans-Domestic	56,000	-	99,250
Repayment of term loan - Canpartners	-	(71,000)	-
Repayment of H&H Senior Secured Credit Facility	-	-	(149,684)
Net borrowings from H&H Senior Secured Credit Facility	-	-	20,604
Preferred stock issuance-mandatory redemption	-	5,100	-
Repayment of H&H Industrial Revenue Bonds	-	-	(7,500)
Repayment of term loans - Domestic	(8,460)	(2,776)	(2,848)
Repayment of term loans - Foreign	(462)	(398)	(359)
Debt issuance fees	-	-	(5,392)
Net change in overdrafts	(2,429)	1,663	3,489
Net cash provided by (used in) financing activities	52,890	14,938	(2,042)
Net change for the period	402	(16,760)	(21,338)
Effect of exchange rate changes on net cash	298	10	174
Cash and cash equivalents at beginning of year	4,076	20,826	41,990
Cash and cash equivalents at end of year	$ 4,776	$ 4,076	$ 20,826

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WHX CORPORATION
Consolidated Statements of Changes in Stockholders' (Deficit) Equity and Comprehensive Income (Loss)

(Dollars and shares in thousands)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Warrants	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Unearned Compensation	Additional Paid-In Capital	Total Stockholders' (Deficit) Equity
Balance, January 1, 2004	5,486	$ 55	5,523	$ 552	–	$ (16,380)	$ (476,654)	$ (99)	$ 556,206	$ 63,680
Current period change						(20,231)				(20,231)
Net loss							(140,444)			(140,444)
Compensation expense								66		66
Balance, December 31, 2004	5,486	55	5,523	552	--	(36,611)	(617,098)	(33)	556,206	(96,929)
Issuance of new shares	10,000	100								100
Current period change						(20,815)				(20,815)
Net loss							(34,657)			(34,657)
Extinguishment of preferred stock	(5,486)	(55)	(5,523)	(552)	1,287		257,782		(258,525)	(63)
Compensation expense								33		33
Conversion of senior notes and accrued interest									96,627	96,627
Balance, December 31, 2005	10,000	100	--	--	1,287	(57,426)	(393,973)	--	394,308	(55,704)
Current period change						11,293				11,293
Adoption of Statement of Financial Accounting Standards No. 158						(1,202)				(1,202)
Net loss							(18,150)			(18,150)
Balance, December 31, 2006	10,000	$ 100	--	$ –	$ 1,287	$ (47,335)	$ (412,123)	$ --	$ 394,308	$ (63,763)

Comprehensive Income (Loss)	Year Ended December 31 2006	2005	2004
Net loss	$ (18,150)	$ (34,657)	$ (140,444)
Minimum pension liability adjustment	10,431	(19,774)	(21,248)
Foreign currency translation adjustment	862	(1,041)	1,017
Comprehensive Loss	$ (6,857)	$ (55,472)	$ (160,675)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of the Business

Organization

WHX Corporation is a holding company that invests in and manages a group of businesses that are managed on a decentralized basis. WHX's primary business is Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business units encompass three reportable segments: precious metals, tubing, and engineered materials. WHX Corporation, together with all of its subsidiaries, are referred to herein as the "Company." In April 2007, WHX acquired Bairnco Corporation ("Bairnco"). See Note 21-Subsequent Event.

On March 7, 2005, WHX Corporation, the parent company ("WHX"), filed a voluntary petition ("Bankruptcy Filing") to reorganize under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). WHX continued to operate its businesses and own and manage its properties as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code until it emerged from protection under Chapter 11 on July 29, 2005 (the "Effective Date").

Note 1a - Management's Plans and Liquidity

The Company incurred net losses of $18.2 million, $34.7 million and $140.4 million for the years ended December 31, 2006, 2005 and 2004, respectively and had negative cash flows from operations of $18.8 million, $5.0 million and $39.6 million for the years ended December 31, 2006, 2005, and 2004, respectively. As of December 31, 2006, the Company had an accumulated deficit of $412.1 million and a working capital deficit of $1.6 million. Additionally, the Company has not been in compliance with certain of its bank covenants and has been required to obtain a number of waivers from its lenders related to such covenants.

On March 7, 2005, the parent company ("WHX"), filed a voluntary petition to reorganize under Chapter 11 of the United States Bankruptcy Code. WHX continued to operate its businesses and own and manage its properties as a debtor-in-possession under the jurisdiction of the bankruptcy court until it emerged from protection under Chapter 11 of the Bankruptcy Code on July 29, 2005. (See Note 3).

Throughout 2005 and 2006, the Company has been experiencing liquidity issues. WHX is a holding company and has as its sole source of cash flow distributions from its operating subsidiaries, H&H and Bairnco (see Note 21 - Subsequent Event), or other discrete transactions. H&H's bank credit facilities and term loan effectively do not permit it to transfer any cash or other assets to WHX, (with the exception of unsecured loans to be used to make required contributions to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions), and are collateralized by substantially all of H&H's assets. Bairnco's revolving credit facility ("Bairnco Revolving Credit Facility") with Bank of America, N.A. ("Bank of America") permits distributions by Bairnco to WHX under certain conditions, as described in Note 21. WHX has no bank credit facility of its own. WHX's ongoing operating cash flow requirements consist of funding the minimum requirements of the WHX Pension Plan and paying other administrative costs.

Since emerging from bankruptcy, due to covenant restrictions in H&H's credit facilities, there have been no dividends from H&H to WHX and WHX's sources of cash flow have consisted of:

- The issuance of $5.1 million in preferred stock by a newly created subsidiary (WHX CS Corp.) in October 2005, which was invested in the equity of a public company (Cosine Communications Inc.); and
- partial payment of the H&H subordinated debt to WHX of $9.0 million, which required the approval of the banks participating in the H&H bank facility. Subsequent to this transaction in 2006, the remaining intercompany loan balance of the subordinated debt of $44.2 million was converted to equity.
- As permitted by the March 29, 2007 Amendment and Waiver to the Loan and Security Agreements, an unsecured loan from H&H for required payments to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions.

- A $15.0 million subordinated loan from Steel pursuant to a Subordinated Loan and Security Agreement between WHX, as borrower, and Steel, as lender. WHX used the $15.0 million proceeds of the subordinated loan as a capital contribution to acquire Bairnco.

As of December 31, 2006, WHX and its unrestricted subsidiaries had cash of approximately $0.8 million and current liabilities of approximately $7.5 million, including $5.1 million of mandatorily redeemable preferred shares payable to a related party. H&H's availability under its revolving credit facility and other facilities as of December 31, 2006 was $19.1 million and as of March 31, 2007, was approximately $15.5 million. All such facilities, including the term loans, were set to expire in March 31, 2007 (although by amendment signed on March 29, 2007, were extended until June 30, 2008).

In connection with the closing of the Bairnco Offer and the Merger on April 24, 2007 (see Note 21), Bairnco became a wholly-owned subsidiary of WHX. Initial financing was provided by Steel through two facilities, as discussed below, in the approximate aggregate amount of $101.5 million. In addition, the Bairnco Revolving Credit Facility was amended to permit the closing of the Merger and related financing transactions. The availability under the Bairnco Revolving Credit Facility on March 31, 2007 was approximately $12.0 million. The Bairnco Revolving Credit Facility permits distributions by Bairnco to WHX under certain conditions, as described in Note 21.

The Company has significant cash flow obligations, including without limitation the amounts due for the WHX Pension Plan (as amended by the PBGC Settlement Agreement) (See Note 7 regarding the Company's pension and benefit plans). There can be no assurance that the funds available from operations and under its credit facilities will be sufficient to fund pension funding requirements, debt service costs, working capital demands and environmental remediation costs. Additionally, there can be no assurance that the Company will be able to obtain replacement financing at commercially reasonable terms upon the expiration of the H&H and Bairnco credit facilities in June 2008.

As discussed further below, the Company believes that recent new and amended financing arrangements, acquisitions, the IRS Waiver and the PBGC Settlement Agreement, the sale of a non-essential operating unit, as well as recent improvements in its core operations, and the substantial completion of a major remediation of property relating to certain environmental liabilities should permit the Company to generate sufficient working capital to meet its obligations as they mature over the next twelve months. The ability of the Company to meet its cash requirements over this time period is dependent, in part, on the Company's ability to meet its business plan. Management believes that existing capital resources and sources of credit, including the H&H facilities and the Bairnco facilities, are adequate to meet its current and anticipated cash requirements. The Company also continues to examine all of its options and strategies, including acquisitions, divestitures, and other corporate transactions, to increase cash flow and stockholder value. However, if the Company's cash needs are greater than anticipated or the Company does not materially satisfy its business plan, the Company may be required to seek additional or alternative financing sources. There can be no assurance that such financing will be available or available on terms acceptable to the Company.

As more fully described in the specific notes to these financial statements, the Company has taken the following actions which it believes will improve liquidity and help provide for adequate liquidity to fund the Company's capital needs for the next twelve months.

- On December 20, 2006, the IRS granted a conditional waiver of the $15.5 million minimum funding requirement for the WHX Pension Plan for the 2005 plan year and on December 28, 2006, WHX, H&H, and the PBGC entered into the PBGC Settlement Agreement in connection with the IRS Waiver and certain other matters. As a result of the PBGC Settlement Agreement and the IRS Waiver, based on estimates from WHX's actuary, the Company expects its minimum funding requirement for the specific plan year and the amortization of the 2005 requirement to be $13.1 million (paid in full in 2006), $10.8 million, $11.0 million, $8.9 million, $7.0 million and $2.3 million (which amounts reflect the recent passage of the Pension Protection Act of 2006) in 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

- Availability under H&H's Loan and Security Agreements' revolving credit facility as of December 31, 2006 was $19.1 million, and as of March 31, 2007, was approximately $15.5 million. On March 29, 2007, all such facilities, including the term loans, were amended to (i) redefine EBITDA, (ii) reset the levels and amend certain of the financial covenants, (iii) extend the termination date of the credit facilities from March 31, 2007 to June 30, 2008, (iv) permit the extension by H&H to WHX of an unsecured loan for required payments to the pension plan, under certain conditions, and (v) permit the extension by H&H to WHX of an unsecured loan for other uses in the aggregate principal amount not to exceed $3.5 million under certain conditions.

- Following the closing of the Bairnco Merger, upon the satisfaction of certain conditions, Bairnco is permitted to make distributions to WHX. As of March 31, 2007, availability under the Bairnco Revolving Credit Facility was approximately $12.0 million, although there is no assurance that such amount will be available in the future, or if available, that Bairnco will satisfy the conditions for distributing this amount to WHX.

- The acquisition by a subsidiary of H&H of a mechanical roofing fastener business for approximately $26 million, including a working capital adjustment, on December 28, 2006, which we believe will prove to be a valuable acquisition which will solidify H&H's position as a leading manufacturer and supplier of mechanical fasteners, accessories and components, and building products for the North American commercial and residential construction industry.
- The sale in March 2007 of a non-core business which had generated operating losses in the past year.
- The substantial completion of remediation of property relating to certain environmental liabilities.

In view of the matters described in the preceding paragraphs, management believes that the Company has the ability to meet its financing requirements on a continuing basis. However, if the Company's fiscal 2007 planned cash flow projections are not met, management could consider the reduction of certain discretionary expenses and sale of certain assets. In the event that these plans are not sufficient and the Company's credit facilities are not available, the Company's ability to operate could be adversely affected.

Note 2 - Summary of Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of WHX and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including those related to investments, accounts receivable, inventories, property and equipment, assets held for sale, environmental liabilities and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less. As of December 31, 2006 and 2005, the Company had cash held in foreign banks of $3.2 million and $1.1 million, respectively.

Revenue Recognition

Revenues from product sales are recognized when the related goods have been shipped and the title and risk of loss has passed to the customer. An allowance is provided for estimated returns and discounts based on experience in accordance with SEC Staff Accounting Bulletin No. 104. Cash received by the Company prior to shipment is recorded as deferred revenue. The Company experiences a certain degree of sales returns that varies over time. In accordance with Statement of Financial Accounting Standards No. 48 ("FAS No. 48"), "Revenue Recognition When Right of Return Exists," the Company is able to make a reasonable estimation of expected sales returns based upon history and as contemplated by the requirements of FAS No. 48. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred, in accordance with Emerging Issues Task Force "EITF" Abstract 00-10, "Accounting for Shipping and Handling Fees and Costs."

Accounts Receivable and Allowance for Doubtful Accounts

The Company extends credit to customers based on its evaluation of the customer's financial condition. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. Accounts outstanding longer than contractual payment terms are considered past due. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered, and payments subsequently received on such receivables are credited to recovery of accounts written off. The Company does not charge interest on past due receivables.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in first-out ("LIFO") method for precious metal inventories. Non-precious metals inventories are stated at the lower of cost (principally average cost) or market. For precious metals inventories, no segregation among raw materials, work in process and finished goods is practicable.

Derivatives

H&H enters into commodity futures and forwards contracts on precious metals that are subject to market fluctuations in order to economically hedge its precious metals inventory against price fluctuations. Future and forward contracts to sell or buy precious metal are the derivatives used for this objective. The Company also economically hedges its exposure on variable interest rate debt at one of its foreign subsidiaries. As these derivatives are not designated as accounting hedges under Statement of Financial Accounting Standards ("SFAS") No. 133, they are accounted for as derivatives with no hedge designation. These derivatives are marked to market and both realized and unrealized gains and losses on these derivatives are recorded in current period earnings as other income (loss) in the case of the precious metal contracts and in interest expense with respect to the interest rate derivative. The unrealized gain or loss (open trade equity) on the derivatives is included in other current assets or other current liabilities.

As of December 31, 2006 and 2005, the Company had contracted for $17.3 million and $17.1 million, respectively, of forward contracts with a AA- rated counter party, and the future contracts are exchange traded contracts through a third party broker. Accordingly, the Company has determined that there is minimal credit risk of default. The Company estimates the fair value of its derivative contracts through use of market quotes or broker valuations when market information is not available.

Property, Plant and Equipment

Depreciation of property, plant and equipment is provided principally on the straight-line method over the estimated useful lives of the assets, which range as follows: machinery & equipment 3 – 10 years and buildings and improvements 10 – 30 years. Interest cost is capitalized for qualifying assets during the assets' acquisition period. Maintenance and repairs are charged to expense and renewals and betterments are capitalized. Profit or loss on dispositions is credited or charged to operating income.

Goodwill and Intangibles

The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. As a result, goodwill is no longer amortized, but instead is reviewed annually for impairment in accordance with the provisions of this statement. The evaluation of the recoverability of the unamortized balance of goodwill is based on a comparison of the respective reporting unit's fair value to its carrying value, including allocated goodwill. Fair values are determined by discounting estimated future cash flows. The recoverability of goodwill may be impacted if estimated future operating cash flows are not achieved. Other intangible assets with indefinite lives are subjected to a lower of cost or market impairment test. Purchased patents are stated at cost, which is amortized over the respective remaining lives of the patents. Other intangible assets with finite lives are amortized over their estimated useful lives.

Equity Investments

Investments are accounted for using the equity method of accounting if the investment provides the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, are considered in determining whether the equity method of accounting is appropriate. The Company accounts for its investment in Cosine Communications, Inc. using the equity method of accounting. See Note 17.

Stock-Based Compensation

In 2006, revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment" ("SFAS No. 123") became effective for the Company. SFAS No. 123 eliminated the intrinsic value method as an allowed method for valuing stock options granted to employees. Under the intrinsic value method, compensation expense was generally not recognized for the issuance of stock options. The revised statement requires compensation expense to be recognized in exchange for the services received based on the fair value of the equity instruments on the grant-date. This statement did not have a material impact on the Company's financial position, results of operations or cash flows.

As of December 31, 2006 and 2005, the Company had no stock option plans. However, the Company has agreed to grant stock options upon adoption of a stock option plan by the Board of Directors and registration thereof with the SEC, or in lieu thereof, phantom stock options or equivalent other consideration (at the sole discretion of the Company), to various officers and employees of the Company. At December 31, 2004 the Company had six stock-based compensation plans, which are more fully described in Note 15. These plans were cancelled in conjunction with WHX's emergence from bankruptcy in July 2005. The Company accounted for these plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based compensation cost for the issuance of stock options was reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of the option grant.

In 2003, the Company awarded 80,000 shares of restricted common stock to members of the Board of Directors at a fair market value of $2.48 per share. These shares vested 1/3 immediately and 1/3 each year thereafter over a two-year period and was recorded as a separate component of Stockholders' Equity. Compensation expense related to restricted stock awards was recognized over the vesting period (through part of 2005).

The following table illustrates the effect on net income and earnings per share if WHX had applied the fair-value recognition provisions of SFAS No. 123 to stock-based employee compensation in 2005 and 2004:

	2005		2004	
	(in thousands - except per share data)			
Net income (loss), as reported applicable to common shareholders	$	219,564	$	(159,868)
Add: Compensation Expense		33		66
Deduct: total stock-based employee compensation expense determined under fair-value based method for all awards		33		473
Pro forma net income (loss)	$	219,564	$	(160,275)
Income (loss) per share:				
Basic and diluted - as reported	$	30.36	$	(29.38)
Basic and diluted - Pro forma	$	30.36	$	(29.45)

The pro-forma amounts and the fair value of each option grant are estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in the Black-Scholes calculation: expected volatility of 104.2% in 2004, risk-free interest rate of 3.4% in 2004, and expected life of 5 years and a dividend yield of zero.

Environmental Liabilities

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.

Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Income Taxes

Income taxes are provided using the asset and liability method presented by SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under this method, income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss carryforwards, capital loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Earnings Per Share

Pursuant to SFAS No. 128, "Earnings per Share," basic earnings per share are based on the weighted average number of shares of Common Stock outstanding during each year, excluding redeemable common shares. Diluted earnings per share gives effect to dilutive potential common shares outstanding during the period.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

Reclassification

Certain amounts for prior years have been reclassified to conform to the current year presentation.

Note 3 -Voluntary Petition Under Chapter 11 of U.S. Bankruptcy Code

On March 7, 2005, WHX Corporation (the parent) filed a voluntary petition ("Bankruptcy Filing") to reorganize under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). WHX continued to operate its businesses and own and manage its properties as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code until it emerged from protection under Chapter 11 of the Bankruptcy Code on July 29, 2005.

Neither H&H nor any of WHX's other subsidiaries or affiliates were included in WHX's Bankruptcy Filing. All of H&H's operating units conducted business in the ordinary course during the bankruptcy. WHX's Bankruptcy Filing was primarily intended to reduce WHX's debt, simplify its capital structure, reduce its overall cost of capital and provide it with better access to capital markets.

On March 7, 2005, WHX also filed a proposed Plan of Reorganization of WHX Corporation (as amended, the "Plan") and a related proposed disclosure statement (as amended, the "Disclosure Statement") with the Bankruptcy Court. On June 7, 2005, WHX filed its first amended Chapter 11 Plan. On June 8, 2005 WHX filed its second amended Disclosure Statement.

On July 21, 2005, WHX Corporation's Chapter 11 Plan of Reorganization was confirmed by the U. S. Bankruptcy Court for the Southern District of New York. The Plan became effective on July 29, 2005 ("Effective Date").

The Bankruptcy Filing created an event of default under the Indenture governing WHX's 10 1/2% Senior Notes (the "Senior Notes") due April 15, 2005. Under the terms of the Senior Notes, as a result of the Bankruptcy Filing, the entire unpaid principal and accrued interest (and any other additional amounts) became immediately due and payable without any action on the part of the trustee or the note holders. The principal amount outstanding under the Senior Notes at March 7, 2005 was approximately $92.8 million. Accrued interest to March 7, 2005 was approximately $3.8 million.

The following is a summary of certain material features of the Plan and the Confirmation Order. On the Effective Date:

- All of WHX's outstanding securities, including WHX's pre-bankruptcy filing common stock, Series A preferred stock, Series B preferred stock and 10 1/2% Senior Notes were deemed cancelled and annulled without further act or action.

- In full and complete satisfaction of all such claims, holders of WHX's 10 1/2% Senior Notes received 9,200,000 shares of common stock representing their prorated share of the reorganized company. These shares represent 92% of the equity in the reorganized company.
- In full and complete satisfaction of all such interests, Series A preferred stockholders received 366,322 shares of common stock representing their prorated share of the reorganized company and 344,658 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- In full and complete satisfaction of all such interests, Series B preferred stockholders received 433,678 shares of common stock representing their prorated share of the reorganized company and 408,030 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring on February 28, 2008.
- Holders of WHX's pre-bankruptcy filing common stock received no distribution under the Plan.

The common stock received by the Series A and Series B preferred stockholders, collectively, represents 8% of the equity in the reorganized company. The warrants issued to the Series A and Series B preferred stockholders, collectively, represent the right to purchase an additional 7% of the equity of the reorganized company after giving effect to the exercise of the warrants.

On the Effective Date, all of the assets of WHX were vested in the reorganized company free and clear of all liens, causes of actions, claims, encumbrances, equity interests, and interests against, in, or on such assets, except as explicitly provided in the Plan. Preferred stock dividends and interest on WHX's debt of $11.7 million accrued from March 7, 2005 to July 29, 2005 were not included as a claim of the bankruptcy proceedings.

The reorganization value of the assets of WHX immediately before the date of confirmation of the Plan was greater than the total of all post-petition liabilities and allowed claims. As a result the Company did not qualify for Fresh-Start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Accordingly, the assets and liabilities of the reorganized company upon emergence from bankruptcy continued to be reported at their historical values.

Upon its emergence from bankruptcy on July 29, 2005, WHX experienced an ownership change as defined by Section 382 of the Internal Revenue Code, which imposes annual limitations on the utilization of net operating loss carryforwards post ownership change. The Company believes it qualifies for the bankruptcy exception to the general Section 382 limitations. Under this exception, the annual limitation imposed by Section 382 resulting from an ownership change will not apply; instead, the net operating loss carryforwards must be reduced by certain interest expense paid creditors who became stockholders as a result of the bankruptcy reorganization. Thus, WHX's net operating loss carryforwards of $116.0 million as of December 31, 2004 will be reduced by approximately $31.0 million to approximately $85.0 million. Additionally, if WHX should undergo a second ownership change within two years of the date of change as a result of the reorganization, its remaining net operating losses would be reduced to zero. Accordingly, in order to avoid subsequent ownership changes, WHX's new charter contains a 5% ownership limit pursuant to which certain transfers of WHX's shares will be limited.

Since the Effective Date, H&H and its subsidiaries have continued to conduct their businesses in the ordinary course.

Note 4 –Recently Issued Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position and results of operations.

On September 29, 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS No.158") which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006. WHX Corporation adopted the balance sheet recognition provisions of SFAS No. 158 at December 31, 2006. At that time, our balance sheet reflected a reduction in shareholder equity of approximately $49.3 million due to our defined benefit pension and other postretirement benefit plans. The new provisions of SFAS No. 158 resulted in an additional $1.2 million reduction to WHX Corporation's shareholders' equity at December 31, 2006. The Statement does not affect the results of operations.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. It requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and related financial statement disclosures. The provisions of SAB No. 108 must be applied to annual financial statements no later than the fiscal year ending November 15, 2006. The Company has determined that SAB No. 108 does not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157; "Fair Value Measurements" SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157 on its consolidated financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial position or results of operations.

Note 5 – Asset Impairment, Discontinued Operations and Business Restructuring Charges

Norristown Facility

On May 9, 2006, the Company announced the closing of the Handy & Harman Tube Co. ("HHT") located in Norristown, Pennsylvania, which is included in the Company's Tubing segment. The decision to close the Norristown facility was principally based on the economics of operating HHT's business at the facility. HHT manufactured stainless steel tubing that was supplied in various lengths and forms in both coil and straight lengths. HHT's coil business was relocated to H&H's Camdel Metals Corporation ("Camdel") facility located in Camden, Delaware. HHT's machinery and equipment and real property at the site are being offered for sale.

In conjunction with the decision to close the Norristown facility, the Company reviewed the recoverability of the Norristown long-lived assets in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". A review of future cash flows, based on the expected closing date, indicated that cash flows would be insufficient to support the carrying value of certain machinery and equipment at Norristown. As a result, the Company recorded an asset impairment charge of $1.8 million in its statement of operations for the second quarter of 2006. Certain of the Norristown long-lived assets, principally consisting of machinery and equipment, have been reclassified to current assets held for sale in the accompanying balance sheet. The real estate is included in non-current assets (other assets) as it is not probable that it will be sold within one year. No impairment loss was incurred on the real estate assets based on the Company's analysis.

Restructuring charges related to the closing of the Norristown facility totaling $2.4 million in 2006 were recorded in the statement of operations. These charges included termination benefits of $2.0 million, $0.1 million resulting from a pension curtailment, and $0.3 million of other charges. The activity in the restructuring reserve was as follows for 2006:

	Reserve Balance December 31, 2005	Expense	Paid	Reserve Balance December 31, 2006
		(in thousands)		
Termination benefits	$ -	$ 2,049	$ (1,729)	$ 320
Other facility closure costs	-	243	(243)	$ -
Pension curtailment charge	-	128	(128)	$ -
	$ -	$ 2,420	$ (2,100)	$ 320

The Norristown facility operated through the third quarter of 2006. The closing of Norristown and the sale of certain of its assets was completed by the end of 2006, and most of the remaining assets are expected to be sold in 2007.

The Company recently completed an environmental study at the Norristown facility which indicated that environmental remediation activities with an estimated cost of $0.8 million are required, which the Company accrued as of the first quarter of 2006.

Handy & Harman Electronic Materials ("HHEM")

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", the Company has evaluated fixed assets associated with its HHEM facility in light of ongoing operating losses. This evaluation resulted in the recording of accelerated depreciation of $0.2 million in 2004, $0.8 million in 2005 and $0.6 million in 2006. This accelerated depreciation is a charge to cost of goods sold in the applicable period. In the fourth quarter of 2006, the Company again reviewed the recoverability of the long-lived assets of the HHEM business for impairment when it was determined that the assets should be classified as held for sale in accordance with SFAS No.144, and as a result of such review in the fourth quarter of 2006, the Company recorded an asset impairment charge of $3.4 million relating to the long-lived assets of HHEM. The amount of the impairment loss was based upon the actual selling price of the long-lived assets in March 2007. In the Company's balance sheet as of December 31, 2006, the long-lived assets of $3.1 million have been classified as current assets held for sale. HHEM is part of the Company's Precious Metals segment.

On March 4, 2007, the Company sold certain assets, including the land and building, certain machinery and equipment, and inventory of HHEM, located in East Providence, Rhode Island, as well as certain of its assets and inventory located in Malaysia for net proceeds of approximately $3.9 million. Due to the charge for the long-lived asset impairment in 2006, the Company recognized no gain or loss upon sale of the long-lived assets in 2007. However, upon sale, the Company recognized a loss of $0.9 million relating to the sale of inventory. The Company has retained responsibility for any environmental conditions requiring remediation at the HHEM site.

Wire and Cable Business:

In 2004 the Company evaluated the current operating plans and current and forecasted operating results of its wire and cable business. In accordance with SFAS No. 144, the Company determined that there were indicators of impairment as of June 30, 2004 based on continued operating losses, deteriorating margins, and rising raw material costs. An estimate of future cash flows indicated that as of June 30, 2004 cash flows would be insufficient to support the carrying value of the long-lived assets of the business. Accordingly, these assets were written down to their estimated fair value by recording a non-cash asset impairment charge of $3.9 million in the second quarter of 2004. In November 2004, the Company announced that it had signed a non-binding letter of intent to sell its wire business and that it was negotiating the sale of its steel cable business. The decision to sell was based on the continued cash flow drain on the Company caused by these businesses from further increases in operating losses, deteriorating margins and rising raw material costs. Based on the proposed terms of these transactions the Company recorded an additional asset impairment charge of $4.3 million. At that time the Company stated that if it were unable to complete these sales it would consider the closure of these operations. On January 13, 2005, the Company determined that a sale of these operations could not be completed on terms satisfactory to the Company. Accordingly, the Company decided to permanently close the wire and cable businesses. The affected operations were located in Cockeysville, Maryland and Oriskany, New York.

In the fourth quarter of 2004, H&H communicated to its 146 union employees the plan to either sell or close the wire and cable business. Accordingly, H&H recorded a restructuring charge of $1.2 million for termination benefits and related costs. These termination benefits were paid in 2005. Additionally, $0.4 million was recorded as a restructuring charge for clean up costs related to the Cockeysville, Maryland facility. The Company operated these facilities on a limited basis in the first quarter of 2005 in order to fulfill customer commitments. Operating losses and closure costs incurred in 2005 amounted to $4.2 million including a $0.7 million gain on the sale of certain fixed assets and $0.9 million in termination benefits. Accordingly, the total cost including termination benefits, operating losses (excluding fixed asset gains) and closure costs was approximately $6.5 million. These costs were funded from realization of working capital and proceeds from the sale of fixed assets of these businesses. In the second quarter of 2005 we concluded all operations of the wire and cable business. Accordingly, these businesses are reported as discontinued operations. In 2006 the Company sold land, buildings, and certain machinery & equipment relating to this business for $7.3 million and recognized a pretax gain on these sales of $4.5 million.

Operating results of discontinued operations were as follows:

	2006	2005	2004
		(In thousands)	
Net Sales	$ -	$ 10,672	$ 38,958
Gross profit (loss)	-	(1,997)	(3,522)
Asset impairment charge	-	-	8,175
Restructuring charge	-	2,255	1,576
Pretax gain on sale of fixed assets	4,519	681	-
Operating income (loss)	4,352	(4,063)	(18,361)
Interest/other expense	-	144	137
Net income (loss)	2,713	(4,207)	(18,498)

The following is a summary of the carrying amounts of the major classes of assets and liabilities of the wire and cable business at December 31, 2005:

	2005
	(in thousands)
Current assets	$ 181
Property, plant and equipment	2,794
Total assets	2,975
Total liabilities	581
Net assets	2,394

Note 6 – Acquisition

Pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of December 28, 2006, a subsidiary of H&H acquired certain assets of ITW Buildex. The purchase price was approximately $26 million, including a working capital adjustment. The assets acquired included, among other things, machinery, equipment, inventories of raw materials, work-in-process and finished products, certain contracts, accounts receivable and intellectual property rights, all as related to the acquired business and as provided in the Asset Purchase Agreement. This acquired business develops and manufactures fastening systems for the commercial roofing industry. WHX believes this acquisition solidifies its position as a leading manufacturer and supplier of mechanical fasteners, accessories and components, and building products for the North American commercial and residential construction industry.

The Company has made an allocation of the purchase price, as detailed below, to the assets acquired and liabilities assumed at estimated fair market values:

	Amount (in thousands)
Accounts receivable	$ 3,054
Inventories	3,763
Prepaid expenses	29
Equipment	2,960
Identifiable intangible assets	13,900
Goodwill	3,584
Total assets acquired	27,290
Accrued expenses	(1,319)
Net assets acquired	$ 25,971

The components of the $13.9 million of acquired Identifiable Intangible Assets, listed in the above table are as follows:

	Amount (in thousands)	Amortization Period
Products and customer relationships	$ 11,500	20 years
Trademark/Brand name	1,200	10 years
Patents and patent applications	800	15 years
Non-compete agreement	400	4 years
Total Identifiable Intangible Assets	$ 13,900	

No amortization expense was recorded in 2006 since the acquisition was made the last working day of the year. The Goodwill has an indefinite life and, accordingly, will not be amortized, but will be subject to periodic impairment testing at future periods in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". The goodwill is expected to be amortizable for income tax purposes.

The acquisition is being accounted for under the purchase method of accounting. Beginning in 2007, the consolidated financial statements will include the results of operations of the acquired business, now known as OMG Midwest, and such business will be included (as part of its parent company, OMG, Inc.), within the Company's Engineered Materials segment for reporting purposes. Since the business was acquired on the last working day of 2006, there are no results of operations of this business for 2006 included in the accompanying Consolidated Financial Statements. Proforma unaudited financial data for the combined companies as though the Company had acquired the assets of OMG Midwest as of January 1, 2005, is as follows:

Combined WHX and OMG Midwest

	2006	2005
	(in thousands)	
Net Sales	$ 488,086	$ 426,628
Net loss	$ (17,969)	$ (35,082)
Net income (loss) applicable to common stock	$ (17,969)	$ 219,139
Net income (loss) per share applicable to common shares	$ (1.80)	$ 30.30

Included in the above proforma results for OMG Midwest for 2006 and 2005 is estimated depreciation and amortization of $1.2 million and estimated interest expense of $2.3 million. The proforma information noted above should be read in conjunction with the related historical information and is not necessarily indicative of the results that would have been attained had the transaction actually taken place as of January 1, 2005.

Note 7 – Pensions, Other Postretirement and Post-Employment Benefits

The Company maintains several qualified and non-qualified pension plans and other postretirement benefit plans covering substantially all of its employees. The Company's pension, health care benefit and significant defined contribution plans are discussed below. The Company's other defined contribution plans are not significant individually or in the aggregate.

Qualified Pension Plans

The Company's defined benefit plan, the WHX Pension Plan, covers substantially all WHX and H&H employees and certain employees of WHX's former subsidiary, WPC. The WHX Pension Plan was established in May 1998 as a result of the merger of the former Handy & Harman plans, which covered substantially all H&H employees, and the WPC plan. The WPC plan, covering most USWA-represented employees of WPC, was created pursuant to a collective bargaining agreement ratified on August 12, 1997. Prior to that date, benefits were provided through a defined contribution plan, the Wheeling-Pittsburgh Steel Corporation Retirement Security Plan ("RSP"). The assets of the RSP were merged into the WPC plan as of December 1, 1997. Under the terms of the WHX Pension Plan, the benefit formula and provisions for the WPC and H&H participants continued as they were designed under each of the respective plans prior to the merger.

The qualified pension benefits under the WHX Pension Plan were frozen as of December 31, 2005 and April 30, 2006 for hourly and salaried non-bargaining participants, respectively, with the exception of a single operating unit. A related curtailment charge of $0.5 million was recorded in the fourth quarter of 2005. Future benefits for the impacted employees will be provided through additional contributions to the defined contribution plan.

WPC Group employees ceased to be active participants in the WHX Pension Plan effective July 31, 2003 and as a result such employees will no longer accrue benefits under the WHX Plan.

On September 29, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This statement requires recognition of the funded status of a company's defined benefit pension and postretirement benefit plans as an asset or liability on the balance sheet. Previously, under the provisions of SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the asset or liability recorded on the balance sheet reflected the funded status of the plan, net of certain unrecognized items that qualified for delayed income statement recognition. Under SFAS No. 158, these previously unrecognized items are to be recorded in accumulated other comprehensive loss when the recognition provisions are adopted. The Company adopted the recognition provisions as of December 31, 2006, and the funded status of its defined benefit plans is reflected in its consolidated balance sheet as of December 31, 2006. In accordance with the transition provisions of SFAS No. 158, prior periods have not been restated. The incremental effect of applying the recognition provisions of SFAS No. 158 on the Company's consolidated balance sheet as of December 31, 2006, is shown below:

	Before Adoption of SFAS No. 158	Adjustments	After Adoption of SFAS No. 158
		(in thousands)	
Intangible pension asset	$ 388	$ (388)	-
Total assets	294,253	(388)	293,865
Accrued pension liability (long term)	(53,445)	-	(53,445)
Other employee benefit liabilities	(7,852)	(814)	(8,666)
Total pension & benefits-related liabilities	(61,297)	(814)	(62,111)
Total liabilities	(356,814)	(814)	(357,628)
Accumulated other comprehensive loss	46,153	1,202	47,355
Total stockholders' deficit	62,561	1,202	63,763

Accumulated Other Comprehensive Loss

Amounts recorded in accumulated other comprehensive loss not yet recognized in net periodic benefit cost as of December 31, 2006, are shown below:

	Pension	Other Postretirement
	(in thousands)	
Net actuarial loss	$ 54,584	$ 1,914
Prior service cost (credit)	388	(1,100)
	$ 54,972	$ 814

Amounts recorded in accumulated other comprehensive loss at December 31, 2006, and expected to be recognized in net periodic benefit cost during the year ended December 31, 2007 are shown below:

	Pension	Other Postretirement
	(in thousands)	
Net actuarial loss	$ 948	$ 193
Prior service cost (credit)	63	(157)
	$ 1,011	$ 36

The December 31, 2005 valuation resulted in a minimum liability of $65.6 million, which is $18.9 million greater than the amount recorded at December 31, 2004. Additionally, the December 31, 2005 valuation resulted in a decrease to the intangible asset of $0.9 million. As a result WHX recorded a corresponding charge to other comprehensive income of $19.8 million.

Pension benefits for the WHX and H&H participants included in the WHX Pension Plan are based on years of service and the amount of compensation at the time of retirement. However, as noted above, the qualified pension benefits were frozen for most participants.

Pension benefits for the WPC participants include both defined benefit and defined contribution features, since the plan includes the account balances from the RSP. The gross benefit, before offsets, is calculated based on years of service and the benefit multiplier under the plan. This gross amount is then offset for the benefits payable from the RSP and benefits payable by the Pension Benefit Guaranty Corporation from previously terminated plans. Individual employee accounts established under the RSP are maintained until retirement. Upon retirement, participants who are eligible for the WHX Pension Plan and maintain RSP account balances will normally receive benefits from the WHX Pension Plan. When these participants become eligible for benefits under the Plan, their vested balances in the RSP Plan become assets of the WHX Pension Plan. Aggregate account balances held in trust in individual employees' accounts totaled $140 million at December 31, 2006. Such individual account balances can only be utilized to fund all or a portion of the respective individual's gross pension benefit as determined by the defined benefit plan's benefit formula. These assets cannot be utilized to fund any of the net benefit that is the basis for determining the defined benefit plan's benefit obligation at December 31, 2006.

The Company's funding policy is to contribute annually an amount that satisfies the minimum funding standards of ERISA. Prior to 2004, the Company had not been required to make any such contributions due to the plan's fully funded status. The Company contributed $1.2 million and $6.0 million to the WHX Pension Plan in 2005 and 2004 respectively. On September 15, 2006, WHX was required to make a minimum contribution to the WHX Pension Plan for the 2005 plan year in the amount of $15.5 million. However, the Company did not make that contribution due to liquidity issues, and applied to the Internal Revenue Service ("IRS") for a funding waiver for the 2005 plan year. On December 20, 2006, the IRS granted a conditional waiver of the minimum funding requirements for the 2005 plan year in accordance with section 412 (d) of the Internal Revenue Code and section 303 of the Employee Retirement Income and Security Act of 1974, as amended ("ERISA"). On December 28, 2006, WHX, H&H, and the Pension Benefit Guaranty Corporation (the "PBGC") entered into the PBGC Settlement Agreement in connection with the IRS Waiver and certain other matters. The IRS Waiver is subject to certain conditions, including a requirement that the Company meet the minimum funding requirements for the WHX Pension Plan for the plan years ending December 31, 2006 through 2010, without applying for a waiver of such requirements. The PBGC Settlement Agreement and related agreements include the following: (i) the amortization of the waived amount of $15.5 million (the "Waiver Amount") over a period of five years, (ii) the PBGC's consent to increase borrowings under H&H's senior credit facility to $125 million in connection with the closing of an acquisition (iii) the resolution of any potential issues under Section 4062(e) of ERISA, in connection with the cessation of operations at certain facilities owned by WHX,

H&H or their subsidiaries, and (iv) the granting to the PBGC of subordinate liens on the assets of H&H and its subsidiaries, and specified assets of WHX, to collateralize WHX's obligation to pay the Waiver Amount to the WHX Pension Plan and to make certain payments to the WHX Pension Plan in the event of its termination.

The measurement date for plan obligations is December 31. The discount rate is the rate at which the plan's obligations could be effectively settled and is based on high quality bond yields as of the measurement date.

The following table presents a reconciliation of beginning and ending balances of the projected benefit obligation:

	WHX Pension Plan	
	2006	2005
	(in thousands)	
Benefit obligation at January 1	$ 424,054	$ 410,186
Service cost	223	1,244
Interest cost	23,056	23,007
Actuarial loss	4,867	23,455
Benefits paid	(37,721)	(34,223)
Curtailments	(557)	(1,079)
Transfers from RSP	1,497	1,464
Benefit obligation at December 31	$ 415,419	$ 424,054

The following table presents the beginning-of-year and end-of-year accumulated benefit obligation:

	WHX Pension Plan	
	2006	2005
	(in thousands)	
Accumulated benefit obligation at January 1	$ 424,054	$ 408,852
Accumulated benefit obligation at December 31	415,419	424,054

The following table presents weighted-average assumptions used to determine benefit obligations at December 31:

	WHX Pension Plan	
	2006	2005
Discount rate	5.80%	5.50%
Rate of compensation increase	N/A	4.00%

The following table presents a reconciliation of beginning and ending balances of the fair value of plan assets:

	WHX Pension Plan	
	2006	2005
	(in thousands)	
Fair value of plan assets at January 1	$ 342,237	$ 343,374
Actual returns on plan assets	42,874	30,444
Benefits paid	(37,721)	(34,223)
Company contributions	13,087	1,178
Transfers from RSP	1,497	1,464
Fair value of plan assets at December 31	$ 361,974	$ 342,237
Funded status	$ (53,445)	$ (81,817)
Unrecognized prior service cost	N/A	586
Unrecognized actuarial loss	N/A	65,015
Unrecognized transition obligation	N/A	-
Net amount recognized	$ (53,445)	$ (16,216)

Employer contributions consist of funds paid from employer assets into a qualified pension trust account.

WHX's Pension Plan's weighted-average asset allocations at December 31, 2006 and 2005, by asset category, are as follows:

	Plan Assets	
	2006	2005
Asset Category		
Equity Securities	24%	42%
United States Government Securities	6%	0%
Debt Securities	5%	6%
Convertible Securities	8%	8%
Cash	5%	5%
Other (Hedge Funds)	52%	39%
Total	100%	100%

The Company's investment policy is to maximize the total rate of return with a view to long-term funding objectives of the pension plan to ensure that funds are available to meet benefit obligations when due. The three to five year objective of the Plan is to achieve a rate of return that exceeds the Company's expected earnings rate by 150 basis points at prudent levels of risk. Therefore the pension plan assets are diversified to the extent necessary to minimize risk and to achieve an optimal balance between risk and return. There are no target allocations. The Plan's assets are diversified as to type of assets, investment strategies employed, and number of investment managers used. Investments may include equities, fixed income, cash equivalents, convertible securities, and hedge funds. Derivatives may be used as part of the investment strategy. The Company may direct the transfer of assets between investment managers in order to rebalance the portfolio in accordance with asset allocation guidelines established by the Company.

The funded status of the plans, reconciled to the amounts reported on the balance sheet, follows.

The following table provides the amount recognized in the consolidated balance sheets as of December 31:

	WHX Pension Plan	
	2006	2005
	(in thousands)	
Accrued pension liability	$ (53,445)	$ (16,216)
Additional minimum pension liability	N/A	(65,601)
Intangible pension asset	N/A	586
Accumulated other comprehensive income	54,972	65,015
Net asset (liability) recognized	$ 1,527	$ (16,216)

The following table presents the components of net periodic pension cost (credit) for the years ended December 31:

	WHX Pension Plan		
	2006	2005	2004
		(in thousands)	
Service cost	$ 223	$ 1,244	$ 978
Interest cost	23,056	23,007	24,326
Expected return on plan assets	(28,436)	(27,775)	(27,947)
Amortization of prior service cost	69	155	86
Recognized actuarial loss	303	1,268	-
	(4,785)	(2,101)	(2,557)
Curtailment loss (a)	128	709	-
	$ (4,657)	$ (1,392)	$ (2,557)

(a) $232 of the curtailment loss in 2005 relates to the Wire Group and as such is included in net loss on discontinued operations.

The following table presents weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	WHX Pension Plan		
	2006	2005	2004
Discount rate	5.50%	5.75%	6.25%
Expected return on assets	8.50%	8.50%	8.50%
Rate of compensation increase	N/A	4.00%	4.00%

In determining the expected long-term rate of return on assets, the Company evaluated input from its investment consultants, investment managers and actuaries. In addition, the Company considered its historical compound returns, which have been in excess of the Company's forward-looking returns. The Company determines its actuarial assumptions for its pension and postretirement plans, after consultation with its actuaries, on December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. The discount rate assumption is derived from the rate of return on high-quality bonds as of December 31 of each year.

Contributions

The estimated minimum funding requirements for the WHX Pension Plan in 2007, 2008, 2009, 2010, and 2011 are $10.8 million, $11.0 million, $8.9 million, $7.0 million and $2.3 million respectively. Cash funding requirements are developed annually from actuarial valuations in accordance with ERISA. Inherent in these valuations are assumptions including discount rates, mortality, retirement, turnover and expected long-term rates of return on plan assets. Material changes in cash funding requirements may occur in the future due to changes in these assumptions or if certain assumptions are not realized.

Benefit Payments

Estimated future benefit payments for the WHX Pension Plan over the next ten years are as follows (in thousands):

Years	Amount
2007	$ 33,009
2008	32,715
2009	32,633
2010	32,560
2011	32,278
2012 - 2016	156,693

Non-Qualified Pension Plans

In addition to the aforementioned benefit plans, H&H has a non-qualified pension plan for certain current and retired employees. Such plan adopted an amendment effective January 1, 2006, to freeze benefits under the plan. On March 4, 2005, WHX adopted the WHX Corporation Supplemental Executive Retirement Plan, effective as of February 1, 2004, which provides for specified benefits to be paid to certain of its employees. The WHX Corporate Supplemental Executive Retirement Plan (SERP) benefits were settled as of August 5, 2005, in accordance with SFAS 88 and this plan was terminated on December 29, 2005.

The measurement date for plan obligations is December 31.

The following table presents a reconciliation of beginning and ending balances of the projected benefit obligation for these non-qualified plans:

	2006	2005
	(in thousands)	
Benefit obligation at January 1	$ 939	$ 2,475
Service cost	-	135
Interest cost	11	93
Actuarial (gain) loss	(82)	(43)
Amendments	(382)	-
Benefits paid	(6)	(569)
Adjustment due to legal settlement	-	(540)
Curtailment	(267)	(612)
Benefit obligation at December 31	$ 213	$ 939

The following table presents the beginning- of- year and end-of-year accumulated benefit obligation:

	2006	2005
	(In thousands)	
Accumulated benefit obligation at January 1	$ 627	$ 1,060
Accumulated benefit obligation at December 31	213	627

The following table presents weighted-average assumptions used to determine benefit obligations at December 31:

	2006	2005
Discount rate	5.80%	5.50%
H&H rate of compensation increase	-	5.00%
WHX rate of compensation increase	-	4.00%

The funded status of the plans, reconciled to the amounts reported on the balance sheets as of December 31 follows:

	2006	2005
	(in thousands)	
Projected benefit obligation	$ (213)	$ (939)
Fair value of assets	-	-
Funded status	(213)	(939)
Unrecognized prior service cost	N/A	87
Unrecognized loss	N/A	110
Net amount recognized	$ (213)	$ (742)

The following table presents the amounts recognized in the consolidated balance sheets for these non-qualified plans as of December 31:

	2006	2005
	(in thousands)	
Accrued pension liability	$ (215)	$ (742)
Additional minimum pension liability	-	-
Intangible pension asset	-	-
Accumulated other comprehensive income	2	-
Net liability recognized	$ (213)	$ (742)

The following table presents the components of net periodic pension cost (benefit) for the non-qualified pension plans:

	2006	2005	2004
		(in thousands)	
Service Cost	$ -	$ 135	$ 194
Interest Cost	11	93	130
Amortization of Prior Service Cost	-	51	84
Amortization of Actuarial Gain (loss)	-	3	-
Curtailment -net	(531) (a)	243	-
Adjustment due to legal settlement	-	(456)	-
Other	-	13	-
	$ (520)	$ 82	$ 408

(a) Effective January 1, 2006, the H&H non-qualified pension plan adopted an amendment under the plan to freeze benefits for all participants. This resulted in a curtailment credit of $0.5 million, which was recorded in the first quarter of 2006.

The following table presents weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2006	2005	2004
Discount rate	5.50%	5.75%	6.25%
H&H rate of compensation increase	-	5.00%	5.00%
WHX rate of compensation increase	-	4.00%	4.00%

Contributions

The non-qualified plan is not funded. Employer contributions are equal to annual benefit payments.

Benefit Payments

There are no future benefits to be paid from the WHX non-qualified pension plan. Estimated future benefit payments for the Handy & Harman non-qualified plan over the next ten years are as follows:

Year	Amount
(in thousands)	
2007	$ 6
2008	6
2009	5
2010	5
2011	5
2012 - 2016	159

401(k) Plans

Certain H&H employees participate in an H&H sponsored savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute from 1% to 15% of their income on a pretax basis. H&H matches 50% of the first 3% of the employee's contribution. Until the 4th Quarter of 2004, most of H&H's matching contributions were invested in shares of WHX common stock and became immediately vested. After the 4th Quarter of 2004, all matching contributions were in cash. The charge to operations for the Company's matching contribution amounted to $0.8 million, $0.7 million, and $0.7 million for 2006, 2005 and 2004, respectively. In addition, in 2006, the Company accrued an additional contribution to the 401(k) Plan of $0.8 million due to the freezing of benefits under the pension plans.

The number of shares of the Company's pre-bankruptcy filing common stock held by the H&H 401(k) plan was 465,277 at December 31, 2004. WHX Corporation's Chapter 11 Plan of Reorganization became effective on July 29, 2005 and holders of WHX's pre-bankruptcy filing common stock received no distribution under the Plan.

Other Postretirement Benefits

Certain current and retired employees of H&H are covered by postretirement medical benefit plans. The benefits provided are for medical and prescription drugs. Contributions from a majority of the participants are required, and for those retirees and spouses the Company's payments are capped.

The measurement date for plan obligations is December 31.

The following table presents a reconciliation of beginning and ending balances of the Accumulated Postretirement Benefit Obligation ("APBO"):

	2006	2005
	(in thousands)	
APBO at January 1,	$ 7,454	$ 8,621
Service cost	72	69
Interest cost	368	493
Actuarial loss	360	2,039
Plan amendments	-	(2,128)
Benefits paid (net)	(912)	(1,218)
Medicare part D recognition	-	(422)
APBO at December 31,	$ 7,342	$ 7,454

The above H&H other post-retirement benefit plans are unfunded.

The following table presents weighted-average assumptions used to determine benefit obligations at December 31:

	2006	2005
Discount rate	5.80%	5.50%
Health care cost trend rate - initial	9.00%	9.00%
Health care cost trend rate - ultimate	5.00%	5.00%
Year ultimate is reached	2011	2010

Three of the Company's subsidiaries amended their other postretirement benefit plans in 2005 to cease providing prescription drug benefits to participants older than age 65. The adjustments recognized as a result of these amendments in 2005 were $2.1 million, of which $0.3 million will be amortized through net periodic cost in 2006. At the end of 2005, one of the Company's subsidiaries provided prescription drug benefits which were at least actuarially equivalent to Medicare part D and applied for the government subsidy in 2006.

At December 31, 2006, the health care cost trend rate was 9% decreasing to an ultimate rate of 5% by the year 2011. A one percentage point increase in healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 2006 by $0.6 million and the aggregate of the service cost and interest cost components of 2006 annual expense by $52,000. A one percentage point decrease in healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2006 by $0.5 million and the aggregate of the service cost and interest cost components of 2006 annual expense by $43,000.

The following table presents the amounts recognized in the consolidated balance sheets for this plan as of December 31:

	2006	2005
	(in thousands)	
Funded Status	$ (7,342)	$ (7,454)
Unrecognized Prior Service Cost	N/A	(1,257)
Unrecognized Actuarial Loss	N/A	1,591
Net amount recognized	$ (7,342)	$ (7,120)

The following table presents the components of net periodic cost for the postretirement medical benefit plans:

	2006	2005	2004
		(in thousands)	
Service Cost	$ 72	$ 69	$ 61
Interest Cost	368	493	521
Amortization of Prior Service Cost	(158)	109	109
Amortization of Actuarial Gain	123	35	(21)
	$ 405	$ 706	$ 670

Weighted average assumptions used to determine net postretirement cost for the three years ended December 31 were as follows:

	2006	2005	2004
Discount rate	5.50%	5.75%	6.25%
Health care cost trend rate - initial	9.00%	10.00%	10.00%
Health care cost trend rate - ultimate	5.00%	5.00%	5.00%
Year ultimate is reached	2010	2008	2007

Contributions

Employer contributions are expected to be $0.7 million for the 2007 plan year.

Benefit Payments

Expected benefit payments over the next ten years are as follows:

Year	Amount
(in thousands)	
2007	$ 714
2008	646
2009	582
2010	567
2011	548
2012 - 2016	2,501

One of the Company's postretirement welfare plans is affected by The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). Beginning in 2006, the Act provides a federal subsidy payment to companies providing benefit plans that meet certain criteria regarding their generosity. The Company expects to receive those subsidy payments. The Company has accounted for the Act in accordance with FASB Staff Position No. FAS 106-2, which required, in the Company's case, recognition on July 1, 2004. The adoption of FSP 106-2 on July 1, 2004 did not have a material impact on the Company's financial statements. The effect of the Medicare Part D subsidy is expected to reduce the Company's future contributions by approximately 14%.

The Company has an Executive Post-Retirement Life Insurance Program which provides for life insurance benefits equal to three and one half times payroll, as defined for certain Company executives upon their retirement. Under FAS 106, the Company is required to recognize in its financial statements an annual cost and benefit obligation related to estimated future benefit payments to be made to its current and retired executives. Funding for these obligations is made by the Company.

The following table presents a reconciliation of beginning and ending balances of the Executive Life Insurance Obligation ("APBO"):

	2006	2005
	(in thousands)	
APBO at January 1,	$ 899	$ 842
Service cost	71	121
Interest cost	54	55
Actuarial loss	87	74
Curtailment	-	(193)
APBO at December 31,	$ 1,111	$ 899

Weighted average assumptions used to determine the executive life insurance benefit obligations at December 31 were as follows:

	2006	2005	2004
Discount rate	5.80%	5.50%	5.75%

The following table presents the amounts recognized in the consolidated balance sheets for this plan as of December 31:

	2006	2005
	(in thousands)	
Funded Status	$ (1,111)	$ (899)
Unrecognized loss	N/A	-
Net amount recognized	$ (1,111)	$ (899)

The following table presents the components of net periodic cost for the Executive Life Insurance Obligation:

	2006	2005	2004
		(in thousands)	
Service Cost	$ 71	$ 121	$ 99
Interest Cost	53	55	44
Curtailment	-	(21)	-
Amortization of Actuarial Loss	-	1	-
	$ 124	$ 156	$ 143

Weighted average assumptions used to determine the executive life insurance net periodic cost for the years ended December 31 were as follows:

	2006	2005	2004
Discount rate	5.50%	5.75%	6.25%
Rate of compensation increase	4.00%	4.00%	4.00%

Contributions

Employer contributions are expected to be $0.7 million for the 2007 plan year.

Benefit Payments

Expected benefit payments over the next ten years are as follows:

Year	Amount
(in thousands)	
2007	$ 675
2008	20
2009	20
2010	19
2011	19
2012 - 2016	81

Note 8 - Income Taxes

The provision for (benefit from) income taxes for the three years ended December 31 is as follows:

	2006	2005	2004
		(in thousands)	
Income Taxes			
Current			
Federal tax provision (benefit)	$ (1,640)	$ -	$ -
State tax provision	488	1,392	1,544
Foreign tax provision	890	651	426
Total income taxes current	(262)	2,043	1,970
Deferred			
Federal tax provision	258	258	258
State tax provision (benefit)	35	37	(64)
Foreign tax provision	-	4	8
Income tax provision	$ 31	$ 2,342	$ 2,172
Components of Total Income Taxes			
Continuing operations	$ 31	$ 2,342	$ 2,172
Discontinued operations	1,640	-	-
Income tax provision	$ 1,671	$ 2,342	$ 2,172

There is no tax provision associated with discontinued operations in 2005 and 2004, since such operations were generating tax losses in the jurisdictions in which they operated and due to the Company's loss position in these same jurisdictions, the Company does not anticipate realizing a benefit associated with the discontinued operations tax losses.

Deferred income taxes result from temporary differences in the financial basis and tax basis of assets and liabilities. The amounts shown on the following table represent the temporary differences between the Company's consolidated tax return basis of assets and liabilities and the corresponding basis for financial reporting.

Deferred Income Tax Sources

	2006	2005
	(in thousands)	
Current Deferred Tax Items:		
Inventory	$ 3,740	$ 2,611
Environmental Costs	4,493	11,425
Accrued Expenses	1,483	3,774
Miscellaneous Other	536	469
Current deferred income tax asset before valuation allowance	10,252	18,279
Valuation allowance	(9,913)	(17,467)
Current deferred tax asset	$ 339	$ 812
Other- net	$ (123)	$ (123)
Current deferred tax liability	$ (123)	$ (123)
Non-Current Deferred Tax Items:		
Postretirement and postemployment employee benefits	$ 2,465	$ 2,951
Net operating loss carryforwards	61,910	46,225
Capital loss carryforward	1,588	1,588
Additional minimum pension liability	21,920	25,924
Pension	-	6,466
Minimum tax credit carryforwards	1,850	1,850
Non current deferred tax asset before valuation allowance	89,733	85,004
Valuation allowance	(86,760)	(81,193)
Non current deferred tax asset	2,973	3,811
Property plant and equipment	(3,082)	(5,005)
Pension	(609)	-
Intangible assets	(2,150)	(1,854)
Non current deferred tax liability	(5,841)	(6,859)
Net non current deferred tax asset (liability)	$ (2,868)	$ (3,048)

Net deferred tax assets amounting to $96.7 million have been fully reserved since in the opinion of management, it is more likely than not such tax benefits will not be realized in future periods. Included in deferred tax assets at December 31, 2006 are federal net operating loss carryforwards (NOL's) of $162.7 million .These NOL's expire between 2007 and 2026. Management performs a periodic evaluation of deferred tax assets and will adjust valuation allowance as circumstances warrant. Also, included in deferred income tax assets is a capital loss carryforward of $4.0 million related to the sale of the WPC $10.0 million note.

Upon its emergence from bankruptcy on July 29, 2005, the Company experienced an ownership change as defined by Section 382 of the Internal Revenue Code, which imposes annual limitations on the utilization of net operating carryforwards post ownership change. The Company believes it qualifies for the bankruptcy exception to the general Section 382 limitations. Under this exception, the annual limitation imposed by Section 382 resulting from an ownership change will not apply, instead the net operating loss carryforwards must be reduced by certain interest expense paid creditors who became stockholders as a result of the bankruptcy reorganization. Thus, the Company's net operating losses of $162.7 million as of December 31, 2006 include a reduction of $31.0 million ($10.8 million tax-effect). Additionally, if the Company should undergo a second ownership change within two years of the date of change as a result of the reorganization, its remaining net operating losses would be reduced to zero. Accordingly, in order to avoid subsequent ownership changes, the Company's new charter contains a 5% ownership limit pursuant to which certain transfers of the Company's shares will be limited.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. These earnings are deemed to be permanently reinvested, and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. In 2006 and 2005, the Company had $5.1 million and $4.2 million, respectively of undistributed foreign earnings.

Total state and foreign income taxes paid in 2006, 2005, and 2004 by continuing operations were $2.0 million, $1.9 million and $1.0 million, respectively.

For federal income tax purposes, the statute of limitations for audit by the Internal Revenue Service ("IRS") is open for years 2003 through 2006. Management believes it has adequately provided for all taxes on income.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as follows:

	Year Ended December 31		
	2006	2005	2004
	(in thousands)		
Loss from continuing operations before taxes	$ (20,832)	$ (28,108)	$ (119,774)
Tax benefit at statutory rate	$ (7,291)	$ (9,838)	$ (41,921)
Increase (decrease) in tax due to:			
Equity earnings on foreign affiliates	(57)	(77)	(44)
Sale of foreign affiliates	470	-	-
Non deductible goodwill impairment charge	-	-	27,926
State income tax, net of federal effect	317	942	940
Increase in valuation allowance	6,298	10,612	18,484
Sale of WPC note	-	-	(3,500)
Net effect of foreign tax rate	112	537	114
Other	182	166	173
Tax provision	$ 31	$ 2,342	$ 2,172

Note 9- Inventories

	December 31	
	2006	2005
	(in thousands)	
Finished products	$ 16,162	$ 17,804
In-process	5,743	4,851
Raw materials	25,423	19,226
Fine and fabricated precious metal in various stages of completion	17,702	24,266
	65,030	66,147
LIFO reserve	(7,853)	(5,169)
	$ 57,177	$ 60,978

Certain customers and suppliers of the H&H Precious Metal Segment choose to do business on a "toll" basis. Such customers and suppliers furnish precious metal to H&H for return in fabricated form (customer metal) or for purchase from or return to the supplier. When the customer's precious metal is returned in fabricated form, the customer is charged a fabrication charge. The value of this toll precious metal is not included in the Company's balance sheet. Up until March 2004, the Company maintained a consignment arrangement with respect to most of its precious metal inventory. Consequently, to the extent that the quantity of customer and supplier precious metal, as well as precious metal owned by the Company, did not meet operating needs, the Company would either consign or buy precious metal. This consignment facility was terminated on March 30, 2004 and H&H purchased approximately $15.0 million of precious metal.

The following table summarizes customer toll and owned precious metal quantities:

	December 31 2006	December 31 2005
Silver ounces:		
Customer metal	137,711	79,442
H&H owned metal (a)	1,057,900	1,537,900
Gold ounces:		
Customer metal	907	305
H&H owned metal (a)	5,800	19,417
Palladium ounces:		
Customer metal	1,338	1,060
H&H owned metal (a)	1,535	2,161

Supplemental inventory information:

	December 31 2006		December 31 2005	
	(in thousands, except per ounce)			
Precious metals stated at LIFO cost (a)	$	9,849	$	19,097
Market value per ounce:				
Silver	$	12.852	$	8.910
Gold	$	635.99	$	516.00
Palladium	$	323.50	$	255.00

(a) During 2006, the Company's precious metal inventory was reduced principally by the wind-down of its HHEM operation and the sale of its Singapore operation. Accordingly, the Company experienced a liquidation of its precious metal inventory which is accounted for under the LIFO method. Operating income for 2006 includes a $5.3 million credit to cost of goods sold from the liquidation of precious metal inventories valued at LIFO. The operating income for 2004 includes a non-cash charge to cost of goods sold resulting from the lower of cost or market adjustment to precious metal inventories in the amount of approximately $1.0 million.

Note 10- Property, Plant and Equipment

	December 31 2006		December 31 2005	
	(in thousands)			
Land	$	4,047	$	7,490
Buildings, machinery and equipment		118,911		151,764
Construction in progress		7,096		8,115
		130,054		167,369
Accumulated depreciation and amortization		51,934		76,219
	$	78,120	$	91,150

The reduction in the amount of Property, Plant and Equipment during 2006 was principally due to the Asset Impairment charges in 2006, and the reclassification of long-lived assets to current Assets Held for Sale and Other Non-Current Assets on the consolidated balance sheet as of December 31, 2006 (see Note 5).

Depreciation expense for continuing operations for the years 2006, 2005 and 2004 was $12.3 million, $12.7 million and $12.5 million, respectively.

Note 11 - Goodwill and Other Intangibles

The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2006 were as follows:

	Precious Metals	Tubing	Engineered Materials	Total
		(in thousands)		
Balance as of January 1, 2006	$ -	$ 1,895	$ 47,551	$ 49,446
Acquisition	-	-	3,584	3,584
Balance at December 31, 2006	$ -	$ 1,895	$ 51,135	$ 53,030

The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2005 were as follows:

	Precious Metals	Tubing	Engineered Materials	Total
		(in thousands)		
Balance as of January 1, 2005	$ -	$ 1,895	$ 47,551	$ 49,446
Activity	-	-	-	-
Balance at December 31, 2005	$ -	$ 1,895	$ 47,551	$ 49,446

The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2004 were as follows:

	Precious Metals	Tubing	Engineered Materials	Total
		(in thousands)		
Balance as of January 1, 2004	$ 45,630	$ 36,404	$ 47,551	$ 129,585
Impairment loss	(45,630)	(34,158)	-	(79,788)
Pre acquisition foreign NOL utilized	-	(351)	-	(351)
Balance at December 31, 2004	$ -	$ 1,895	$ 47,551	$ 49,446

The Company conducted the required annual goodwill impairment reviews in 2006, 2005, and 2004, and computed updated valuations for each reporting unit using a discounted cash flow approach and market approach. Based on the results of this review, there was no goodwill impairment in 2006 and 2005, but in 2004, the Company recorded a $79.8 million non-cash goodwill impairment charge relating to the following businesses: $34.2 million for specialty tubing, $45.6 million for precious metals. The Company recorded these charges because the fair value of goodwill, as determined by estimated cash flow projections and data on market comparables, was less than the reporting units' carrying value. The decrease in value was related to a reduction in the projection of future profitability, increased working capital requirements, and changes in the discount rates.

Other intangible assets as of December 31, 2006 and 2005 consisted of:

	December 31 2006	December 31 2005
	(in thousands)	
Products and customer relationships	$ 11,500	$ -
Trademark/Brand name	1,200	-
Patents and patent applications	1,423	552
Non-compete agreement	400	-
Other	1,123	376
	15,646	928
Accumulated amortization	404	326
Intangible assets, net	$ 15,242	$ 602

The increase in intangible assets principally related to the acquisition of a roofing fastener business by H&H in December 2006. See Note 6 for the details of the acquisition. Amortization of intangibles totaled $0.1 million in 2006, 2005 and 2004.

The estimated amortization expense for each of the five succeeding years and thereafter is as follows:

	Products and Customer Relationships	Trademarks	Patents and Patent Applications	Non-Compete Agreements	Other	Total
			(in thousands)			
2007	$ 575	$ 120	$ 90	$ 100	$ 192	$ 1,077
2008	575	120	90	100	192	1,077
2009	575	120	90	100	192	1,077
2010	575	120	90	100	192	1,077
2011	575	120	90	-	152	937
Thereafter	8,625	600	734	-	38	9,997
	$ 11,500	$ 1,200	$ 1,184	$ 400	$ 958	$ 15,242

Note 12 – Debt

Long-term debt at December 31, 2006 and 2005 is as follows:

	Year Ended December 31 2006	Year Ended December 31 2005
	(in thousands)	
H&H Term Loan - related party	$ 89,627	$ 70,627
H&H Credit Facility - Term Loan A	14,453	22,664
H&H Term Loan - Term B	42,000	-
H&H Supplemental Term Loan	6,883	-
Sovereign - OMG	6,868	-
Other H&H debt	5,475	5,352
	165,306	98,643
Less portion due within one year	4,778	93,754
Total long-term debt	$ 160,528	$ 4,889

Fair value of the long term debt approximates its carrying cost due to variable interest rates.

As of December 31, 2005, due to default on certain financial covenants in its various loan agreements, the Company classified much of its debt as short-term due to the lenders' ability to demand immediate payment. As of December 31, 2006, such debt has been classified as long-term since the Company is no longer in default on the debt, and the debts' maturity date is June 30, 2008.

Long term debt as of December 31, 2006 matures in each of the next five years as follows: 2007 $4,778; 2008 $149,474, 2009 $652; 2010 $655; 2011 $6,805 and thereafter $2,942.

Short Term Debt and Preferred Stock

Short term debt at December 31, 2006 and 2005 was as follows:

	Year Ended December 31	
	2006	2005
	(in thousands)	
Revolving Credit Facility - Wachovia	$ 35,221	$ 45,980
Manditorily Redeemable Preferred Stock - related party	5,100	5,100
	$ 40,321	$ 51,080

SFAS No. 150 (As Amended),"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity",requires an issuer to classify a financial instrument issued in the form of shares that are mandatorily redeemable,as a liability in its balance sheet.

A summary of the financial agreements at December 31, 2006 and 2005 follows:

Handy & Harman Credit Facilities

On March 31, 2004, H&H entered into a revolving credit facility (the "Revolver") and a $22.2 million Term A Loan with Wachovia Capital Finance, formerly Congress Financial Corporation, as agent and lender, ("Wachovia Facilities") and a $71.0 million Term B Loan with Ableco Finance LLP ("Ableco"). On October 29, 2004 the Term B Loan was assigned to Canpartners Investments IV, LLC ("Canpartners").

The Revolver provided for up to $62.9 million of borrowings dependent on the levels of and collateralized by eligible accounts receivable and inventory. The Revolver provided for interest at LIBOR plus 2.75% or the U.S. Base rate plus 1.00%. An amendment to the facility on December 29, 2004 lowered the margins on the Revolver to LIBOR plus 2.25% or the U.S. Base Rate plus 0.5%. The Wachovia Facilities mature on March 31, 2007 (although by amendment signed on March 29, 2007, were extended until June 30, 2008). The Term A Loan is collateralized by eligible equipment and real estate, and provided for interest at LIBOR plus 3.25% or the prime rate plus 1.5%. An amendment to the facility on December 29, 2004 lowered the margins on the Term Loan A to LIBOR plus 2.5% or the U.S. Base Rate plus .75%. Borrowings under the Wachovia Facilities are collateralized by first priority security interests in and liens upon all present and future stock and assets of H&H and its subsidiaries including all contract rights, deposit accounts, investment property, inventory, equipment, real property, and all products and proceeds thereof. The principal of the Term A Loan is payable in monthly installments of $0.2 million. The Wachovia Facilities contain affirmative, negative, and financial covenants (including minimum EBITDA, maximum leverage, and fixed charge coverage, and restrictions on cash distributions that can be made to WHX). H&H's availability under its revolving credit facility and other facilities as of December 31, 2006 was $19.1 million.

On May 20, 2005, H&H entered into an amendment to the Loan and Security Agreement with Wachovia ("Wachovia Amendment"). The Wachovia Amendment provided for amendments to certain financial covenants, up to an additional equipment loan of $3 million, as well as certain other terms and conditions. On September 8, 2005, H&H entered into an amendment to the Wachovia Facilities. This amendment provided for, among other things, (i) the revision of the calculation of components of the borrowing base which results in an increase in availability and (ii) the increase of the current outstanding amount of the Term A loan to $22.2 million. The amended Term A Loan originally required monthly payments of $0.3 million. The Term A Loan was reduced by the proceeds received from the sale of H&H's Wire group.

On December 29, 2005, H&H entered into an amendment to the Wachovia Facilities. This amendment provided for, among other things, (i) the increase of the borrowing base by $3.5 million through January 31, 2006, (ii) the waiver of certain defaults and (iii) certain related amendments to the covenants. On January 24, 2006, H&H entered into a consent and amendment to the Wachovia Facilities. This consent and amendment was made in connection with a loan agreement entered into by H&H's

wholly-owned subsidiary, OMG, Inc., with Sovereign Bank dated as of January 24, 2006 collateralized by a mortgage on OMG, Inc.'s real property pursuant to which an $8.0 million term loan was made available to OMG, Inc. This consent and amendment provides for, among other things, amending certain definitions to reflect the loan agreement entered into by OMG, Inc.

On March 31, 2006, H&H entered into an amendment to the Wachovia Facilities. This amendment provided for, among other things, consent to the increase of the Term B Loan on the same date in the principal amount of $9.0 million and the prepayment of a portion of H&H's subordinated intercompany promissory note issued to WHX (the "WHX Note") in the principal amount of $9.0 million. After the payment of $9.0 million by H&H, WHX converted the remaining intercompany note balance to equity.

In connection with the refinancing of the H&H credit facilities in March 2004, the Company wrote off deferred financing fees of $1.2 million. This charge was classified as loss on early retirement of debt.

The Term B Loan matures on March 31, 2007 (by amendment signed on March 29, 2007, was extended until June 30, 2008) and provides for annual payments based on 40% of excess cash flow as defined in the agreement. Interest was payable monthly at the Prime Rate plus 8%. At no time will the Prime Rate of interest be below 4%. The Term B Facility has a second priority security interest in and lien on all assets of H&H, subject to the prior lien of the Wachovia Facilities and a prior lien of $15.5 million to the PBGC in connection with the PBGC Settlement Agreement. The Term B facility contains affirmative, negative, and financial covenants (including minimum EBITDA, maximum leverage and fixed charge coverage, restrictions on cash distributions that can be made to WHX and cross default provisions with the Wachovia Facilities).

On October 29, 2004, Handy & Harman completed the assignment of its $71.0 million Term B Loan from Ableco, as agent, and the existing lenders thereto, to Canpartners Investments IV, LLC ("Canpartners"), an entity affiliated with Canyon Capital Advisors LLC, as agent and lender. Substantially all of the terms and conditions of the term loan continued without amendment, with the principal exception that the interest rate for the loan was reduced by 4.0% per annum, effective October 29, 2004. In connection with the assignment, the Company paid third party fees of approximately $1.8 million. These fees are included in interest expense.

On May 20, 2005, H&H entered into an amendment to the Loan and Security Agreement with Canpartners ("Canpartners Amendment"). The Canpartners Amendment provided for amendments to certain financial covenants as well as certain other terms and conditions. On September 8, 2005, H&H completed the assignment of its approximately $70.6 million Term B Loan from Canpartners, to Steel Partners II, L.P. ("Steel"), as agent and lender. Substantially all of the terms and conditions of the Term B Loan continued without amendment. Steel is the beneficial holder of 5,029,793 shares of the Company's common stock, representing approximately 50% of the outstanding shares. Warren Lichtenstein, the sole executive officer and managing member of Steel Partners, L.L.C., the general partner of Steel Partners II, L.P., is the Chairman of the Board of the Company.

On December 29, 2005, H&H entered into an amendment to its Term B Loan with Steel. This amendment provides for, among other things, (i) the increase of the Term B Loan in January 2006 by $10 million, to $81 million, (ii) the waiver of certain defaults and (iii) certain related amendments to the covenants. On January 24, 2006, H&H entered into a consent and amendment to its Term B Loan. This consent and amendment was made in connection with a five-year loan and security agreement entered into by H&H's wholly-owned subsidiary, OMG, Inc., with Sovereign Bank dated as of January 24, 2006 collateralized by a mortgage on OMG, Inc.'s real property pursuant to which an $8.0 million term loan was made available to OMG, Inc. This consent and amendment provides for, among other things, (i) the amendment of certain definitions to reflect the loan agreement entered into by OMG, Inc. and (ii) the increase of the indebtedness covenant, each to reflect the loan agreement entered into by OMG, Inc.

On March 31, 2006, H&H entered into an amendment to the Term B Loan. This amendment provided for, among other things, an additional loan of $9.0 million to H&H and its subsidiaries to be used to make a prepayment on the WHX Note of up to such amount.

H&H and its bank group amended its facilities as of October 30, 2006 to provide, among other things, an additional $7.0 million term loan upon the filing of its 2005 Annual Report on Form 10-K, and an immediate $3.0 million of borrowing availability under its revolving credit facility. On December 27, 2006, Wachovia provided H&H with such $7.0 million loan.

On December 28, 2006, H&H and certain of H&H's subsidiaries amended their Loan and Security Agreement with Wachovia and their Loan and Security Agreement with Steel to provide, in part, for: (i) the consummation of the transactions contemplated by the PBGC Settlement Agreement and the waiver of possible events of default that may have occurred relating to the matters covered by the PBGC Settlement Agreement; and (ii) a $42 million term loan funded by Ableco Finance LLC. A portion of the loan ($26 million) was used to fund an acquisition by H&H, $3.2 million was paid as a contribution to the WHX Pension Plan, and approximately $12 million of the loan was used to reduce H&H's outstanding balance of its revolving credit facility.

On March 29, 2007, H&H and certain of H&H's subsidiaries amended the respective Loan and Security Agreements with Wachovia and Steel to, among other things, (i) amend the definition of EBITDA, (ii) reset the levels and amend certain of the financial covenants, (iii) extend the termination date of the credit facilities from March 31, 2007 to June 30, 2008, (iv) permit the extension by H&H to WHX of an unsecured loan for required payments to the pension plan, under certain conditions, and (v) permit the extension by H&H to WHX of an unsecured loan for other uses in the aggregate principal amount not to exceed $3.5 million under certain conditions. The amendments also provided for the pledge of 65% of all outstanding securities of Indiana Tube Danmark A/S, a Danish corporation and a wholly-owned subsidiary of Handy & Harman International, Ltd., and Protechno, S.A., a French corporation and a wholly-owned subsidiary of Indiana Tube Danmark A/S. Finally, the amendments also provided for waivers of certain events of default existing as of March 29, 2007.

Other Handy & Harman Debt

On January 24, 2006, H&H's wholly-owned subsidiary, OMG, Inc., entered into an $8.0 million five-year loan and security agreement with Sovereign Bank. The loan is collateralized by a mortgage on OMG, Inc.'s real property. Principal is payable monthly in installments of $12 thousand. The loan bears interest at a variable rate equal to Libor plus 2.25%. The Company has a $1.0 million restricted cash deposit with Sovereign Bank that further collateralizes the outstanding liability.

In March 2004, H&H's wholly owned Danish subsidiary entered into a financing agreement to replace and repay existing debt that had been issued under a multi-currency facility within the existing H&H Senior Secured Credit Facilities. The new Danish facilities are with a Danish bank and include a revolving credit facility and term loans. At December 31, 2006 and 2005 there was approximately $5.5 million and $5.4 million, respectively, outstanding under the term loans. At December 31, 2006, there was no debt outstanding and at December 31, 2005, $0.5 million was borrowed under the revolving credit facility.

Mandatorily Redeemable Preferred Stock

On October 26, 2005, WHX CS Corp. ("CS"), a wholly-owned subsidiary of the Company, entered into a Stock Purchase Agreement with Steel. Pursuant to this agreement, CS sold 1,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Steel Shares"), to Steel. Steel paid a purchase price of $5,100 per share or an aggregate purchase price of $5.1 million. The Steel Shares accrue dividends at 6.0% ($306,000) per annum. The Steel Shares were required to be redeemed by CS for $5.1 million plus all accrued and unpaid dividends on October 26, 2006 or, at the sole option of the Board of Directors of CS, on any earlier date. However, there was no such redemption on that date. The proceeds of the sale were used by CS to purchase 1,898,337 shares of Cosine Communications, Inc.

Interest Cost

Cash interest paid in 2006, 2005, and 2004 was $11.1, $12.6, and $20.1 million, respectively. The Company has not capitalized any interest costs in 2006, 2005, and 2004. Weighted average interest rates for the years ended December 31, 2006, 2005, and 2004 were 10.79%, 8.50%, and 8.49% respectively.

Note 13- Earnings Per Share

The computation of basic earnings per common share is based upon the weighted average number of shares of common stock outstanding. As a result of the Company's emergence from bankruptcy in 2005, there have been changes to the authorized and outstanding common stock of WHX. As discussed in Note 3, the Company emerged from protection under Chapter 11 of the Bankruptcy Code on July 29, 2005. Prior to emergence, the Company had 5,522,926 preferred and 5,485,856 common shares outstanding.

Upon emergence from bankruptcy, holders of the Company's 10 ½% Senior Notes, with a carrying value of $96.6 million (including accrued interest through the date of filing for bankruptcy), received 9,200,000 shares of common stock in full and complete satisfaction of all claims, in exchange for the extinguishment of this debt. The preferred stock, with a carrying value of $267 million, was extinguished upon emergence from bankruptcy in exchange for the residual shares of common stock outstanding, (800,485 shares), plus warrants to purchase an additional 752,688 common shares. Holders of the pre-bankruptcy common stock received no distribution under the Plan.

For purposes of calculating the 2005 Earnings Per Share, the Company has included the gain on the extinguishment of the preferred stock of $258 million (representing the difference between the fair value of the common stock and warrants issued upon emergence from bankruptcy to the preferred stockholders and the carrying value of the preferred stock) as an increase in net income available to common shareholders in accordance with EITF Topic D-42, "The Effect on the Calculation of Earnings per Share for the

Redemption or Induced Conversion of Preferred Stock". As to the weighted average number of common shares outstanding for 2005, the Company has accounted for the common shares cancelled in connection with the emergence from Chapter 11 as a retirement, and the issuance of common shares to the preferred shareholders and Senior Note holders as an issuance.

Since the Company did not qualify for fresh-start reporting under the guidance in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the pre-emergence common shares of 5,485,856 and post-bankruptcy shares of 10,000,485 are combined, on a weighted average basis, in the denominator used for earnings per share calculations in 2005 on the basis that such common shares are of the same class of stock.

In 2005 during bankruptcy and in 2004, the conversion of preferred stock, the exercise of options to purchase common stock, and the inclusion of non-vested restricted common stock awards would have had an anti-dilutive effect. At July 29, 2005 and December 31, 2004, the assumed conversion of preferred stock would have increased outstanding shares of common stock by 5,127,914 shares. Stock options to purchase 1,302,068 shares of common stock were outstanding during 2004, but were not included in the computation of diluted earnings per share because the options exercise prices were greater than the average market price of the common shares during such period. At December 31, 2005 there are no restricted stock awards, and at December 31, 2004 there were 26,667, respectively, of non-vested common stock associated with restricted stock awards. Preferred stock dividends and interest on the 10 ½% Senior Notes of $3.9 million and $7.8 million, respectively, were not recorded while the Company was being reorganized in Chapter 11, and are therefore not included in the 2005 earnings per share calculation on the basis that such dividends and interest were not considered to be an allowed claim. A reconciliation of the income and shares used in the earnings per share computation follows:

	Year ended December 31, 2006		
	Income (loss) (Numerator)	Shares (Denominator)	Per-Share Amount
	(Dollars and shares in thousands)		
Net loss	$ (18,150)		
Basic EPS and Diluted EPS			
Loss applicable to common stockholders	$ (18,150)	10,000	$ (1.82)

	Year ended December 31, 2005		
	Income (loss) (Numerator)	Shares (Denominator)	Per-Share Amount
	(Dollars and shares in thousands)		
Net loss	$ (34,657)		
Add: Gain on extinguishment of preferred stock	257,782		
Less: Preferred stock dividends	3,561		
Basic EPS and Diluted EPS			
Income applicable to common stockholders	$ 219,564	7,232	$ 30.36

The assumed conversion of preferred stock, the exercise of stock options and the effect of non-vested restricted stock awards had an anti-dilutive effect on earnings per-share in 2005.

	Year ended December 31, 2004		
	Income (loss) (Numerator)	Shares (Denominator)	Per-Share Amount
	(Dollars and shares in thousands)		
Net loss	$ (140,444)		
Less: Preferred stock dividends	19,424		
Basic EPS and Diluted EPS			
Loss available to common stockholders	$ (159,868)	5,442	$ (29.38)

The assumed conversion of preferred stock, the exercise of stock options and the effect of non-vested restricted stock awards had an anti-dilutive effect on earnings per-share in 2004.

Note 14 - Stockholders' (Deficit) Equity

The authorized capital stock of WHX consists of 40,000,000 shares of Common Stock, $0.01 par value, of which 10,000,498 shares were issued and outstanding as of December 31, 2006 and 2005, and 5,000,000 shares of preferred stock, none of which were issued and outstanding as of December 31, 2006 or 2005. Although the Board of Directors of WHX is expressly authorized to fix the designations, preferences and rights, limitations or restrictions of the Preferred Stock by adoption of a Preferred Stock Designation resolution, the Board of Directors has not yet done so. The Common Stock of WHX has voting power, is entitled to receive dividends when and if declared by the Board of Directors and subject to any preferential dividend rights of any then-outstanding Preferred Stock, and in liquidation, after distribution of the preferential amount, if any, due to the Preferred Stockholders, are entitled to receive all the remaining assets of the corporation.

Prior to emergence from bankruptcy, the authorized capital stock of WHX consisted of 60,000,000 shares of Common Stock, $.01 par value, of which 5,485,856 shares were outstanding as of December 31, 2004, and 10,000,000 shares of Preferred Stock, $.10 par value, of which 2,573,926 shares of Series A Convertible Preferred Stock and 2,949,000 shares of Series B Convertible Preferred Stock were outstanding as of December 31, 2004. As a result of the Plan and Bankruptcy Filing, the original common stock was cancelled with no consideration provided to the common stockholders and the Series A and Series B Convertible Preferred Stock was cancelled in exchange for 8% of the common stock of reorganized WHX, plus warrants to purchase common stock in reorganized WHX.

Dividends on the shares of the Series A and Series B Convertible Preferred Stock were cumulative and payable quarterly in arrears, in an amount equal to $3.25 per share per annum and $3.75 per share per annum for the Series A and B Stock, respectively. By the terms of the Company's Senior Notes, the payment of dividends on the Company's Preferred Stock was prohibited. Each share of the Series A Convertible Preferred Stock was convertible at the option of the holder into shares of Common Stock, at a conversion rate of 1.0562 shares of Common Stock for each share of Preferred Stock. The Series A Convertible Preferred Stock was redeemable at the option of the Company, initially at $52.275 per share and thereafter at prices declining ratably to $50 per share on and after July 1, 2003, plus accrued and unpaid dividends to the redemption date. Each share of the Series B Convertible Preferred Stock was convertible at the option of the holder into shares of Common Stock at a conversion rate of 0.8170 share of Common Stock for each share of Preferred Stock. The Series B Convertible Preferred Stock was redeemable at the option of the Company initially at $52.625 per share and thereafter at prices declining ratably to $50 per share on and after October 1, 2004, plus accrued and unpaid dividends to the redemption date. As previously described, upon emergence from bankruptcy, all shares of preferred stock and accrued dividends were deemed cancelled and annulled.

Warrants

As described above, as part of the Plan of Reorganization, on July 29, 2005 in exchange for the extinguishment and cancellation of their stock, the Series A preferred stockholders, and Series B preferred stockholders received their pro rata share of 800,000 shares of the new common stock of the reorganized WHX and their pro rata share of 752,688 warrants to purchase common stock of the reorganized company, exercisable at $11.20 per share and expiring February 28, 2008. As of the Effective Date, the warrants were valued at $1.3 million using the Black-Scholes valuation method at $1.71 per warrant.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) balances as of December 31, 2006, 2005 and 2004 were comprised as follows:

	2006	2005	2004
		(in thousands)	
Cumulative minimum pension liability adjustment (net of tax of $5,262)	$ -	$ (59,754)	$ (39,980)
Net actuarial losses and prior service costs and credits (net of tax of $5,262)	(50,525)	-	-
Foreign currency translation adjustment	3,190	2,328	3,369
	$ (47,335)	$ (57,426)	$ (36,611)

Note 15- Stock-Based Compensation

Post-Bankruptcy Stock Option Plans

The Company has agreed to grant stock options upon adoption of a stock option plan by the Board of Directors and registration thereof with the SEC, or in lieu thereof, phantom stock options or equivalent other consideration (at the sole discretion of the Company), to various officers and employees of the Company, on or as of the following effective dates (in the case of December 31, 2006, on or before) and in the following respective amounts, with strike prices or equivalent values as if granted on the dates set forth:

June 30, 2006	25,000 shares
September 30, 2006	130,000 shares
December 31, 2006	205,000 shares
September 30, 2007	60,000 shares

The trading price per share of the Company's common stock as of June 30, 2006 and September 30, 2006 was $9.20 and $9.00, respectively and as of December 31, 2006 the trading price was $8.45 per share. Under SFAS 123R, the Company is required to adjust its obligation to the fair value of such stock options or phantom stock options from the effective date of grant up to the date of actual grant. The Company has not adopted a stock option plan as of March 31, 2007.

Pre-Bankruptcy Stock Option Plans

The following stock option plans (the "Option Plans") were in effect until WHX emerged from bankruptcy in July 2005. In accordance with the plan of reorganization all such stock option plans were cancelled and annulled.

The Option Plans were intended to assist in securing and retaining in the employ of the Company directors, officers, consultants, advisors and employees by allowing them to participate in the ownership and the development and financial success of the Company through the grant of incentive and non-qualified options (collectively, the "Options"), stock appreciation rights, restricted stock, and other equity incentives or stock or stock based awards ("Equity Incentives"). Incentive stock options granted under the Option Plans were intended to be "Incentive Stock Options" as defined by Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code").

2003 Incentive Stock Plan

An aggregate of 250,000 shares of Common Stock were subject to the 2003 Plan. The term of Options granted under the 2003 Plan did not exceed 10 years (five years in the case of an incentive Option granted to an optionee owning more than 10% of the voting stock of the Company (a "10% Holder"). The Option price for Options was not to be less than 100% of the fair market value of the shares of Common Stock at the time the Option was granted; provided, however, that with respect to an incentive option, in the case of a 10% Holder, the purchase price per share was at least 110% of such fair market value. In 2003 the Company awarded 80,000 shares of restricted common stock to members of the Board of Directors at a fair market value of $2.48 per share. These shares vested 1/3 immediately and 1/3 in 2004 and continued to vest until such stock was cancelled on the Effective Date. Compensation expense related to restricted stock awards was recognized over the vesting period.

2001 Stock Option Plan

An aggregate of 500,000 shares of Common Stock were reserved for issuance upon exercise of Options under the 2001 Plan. The term of Options granted under the 2001 Plan did not exceed 10 years (five years in the case of an incentive 2001 Option granted to an optionee owning more than 10% of the voting stock of the Company (a "10% Holder"). The Option price for 2001 Options was not to be less than 100% of the fair market value of the shares of Common Stock at the time the Option was granted; provided, however, that with respect to an incentive option, in the case of a 10% Holder, the purchase price per share was at least 110% of such fair market value.

1991 Stock Option Plan

An aggregate of 1,250,000 shares of Common Stock were reserved for issuance upon exercise of 1991 Options under the 1991 Plan, as amended. The term of 1991 Options granted under the 1991 Plan did not exceed 15 years (five years in the case of an incentive 1991 Option granted to an optionee owning more than 10% of the voting stock of the Company). The Option price for 1991 Options was not less than 100% of the fair market value of the shares of Common Stock at the time the Options were granted; provided, however, that with respect to an incentive option, in the case of a 10% Holder, the purchase price per share was at least 110% of such fair market value.

Directors Option Plans

The 1993 Directors D&O Plan ("1993 D&O Plan") was authorized to issue shares of Common Stock pursuant to the exercise of options with respect to a maximum of 133,333 shares of Common Stock. The options vested over three years from the date of grant. The 1997 Directors Stock Option Plan ("1997 D&O Plan") was authorized to issue an additional 133,333 shares of Common Stock.

A Summary of the Option Plans:

	Number of Options							Weighted
	1991	D&O	WPN	2001	2003	Prices		Average
	Plan	Plan	Grant	Plan	Plan	Low	High	Option Price
Balance 1/1/04	476,089	120,000	333,333	481,500	160,078	$ 2.300	$49.875	$ 14.603
Granted	150,000	10,000	-	-	-	$ 1.720	$ 1.950	$ 1.940
Cancelled	(71,433)	-	(333,333)	(11,666)	(12,500)	$ 1.950	$39.938	$ 23.756
Balance 12/31/04	554,656	130,000	-	469,834	147,578	$ 1.720	$49.875	$ 9.880
Cancelled	(554,656)	(130,000)	-	(469,834)	(147,578)	$ 1.720	$49.875	$ 9.880
Balance 12/31/05	-	-	-	-	-			
Balance 12/31/06	-	-	-	-	-			
Options exercisable	-	-	-	-	-	$ -	$ -	$ -

Note 16- Commitments and Contingencies

Operating Lease Commitments:

The Company leases certain facilities under non-cancelable operating lease arrangements. Rent expense for continuing operations for the Company in 2006, 2005 and 2004 was $2.8 million, $3.0 million and $2.4 million, respectively. Future minimum operating lease and rental commitments under non-cancelable operating leases are as follows (in thousands):

Year	Amount
2007	$ 2,325
2008	1,453
2009	1,107
2010	721
2011	614
2012 and thereafter	1,158
	$ 7,378

Legal Matters:

Sumco Inc. v. Underwriters at Lloyd's, London, Lexington Insurance Company, Hartford Fire Insurance Company, and Wurttembergische Versicherung AG

On July 7, 2004, Sumco Inc. ("Sumco"), a wholly-owned subsidiary of H&H, filed suit in the Marion County Superior Court of Indiana against certain underwriters affiliated with Lloyd's, London, Lexington Insurance Company, Hartford Fire Insurance Company, and Wurttembergische Versicherung AG (the defendants). Sumco seeks to recover monies from these insurance carriers for losses incurred as a result of a January 20, 2002 fire at its metal plating facility in Indianapolis, Indiana. At the time of the fire, Sumco's parent corporation, WHX, had in place layered fire insurance policies with combined limits of $25 million and a deductible of $100,000. The defendants represent carriers who provided $15 million in insurance coverage in excess of two underlying policies of $5 million each. Defendants have previously paid $5 million in claims. Sumco contends that its losses are in excess of the policy limits, defendants have acted in bad faith, and that it is entitled to the payment of the remaining approximate $10 million in insurance coverage provided by the defendants. In December 2006, the Court ruled on the Motion for Summary Judgment. It denied the insurers' motion for summary judgment on the bad faith claims and limited the compensatory damages that Sumco could recover. The defendants have denied the allegations of the complaint and asserted certain defenses. The parties settled their claims in May 2007 for an aggregate payment to WHX of $5,689,276 from the defendants, and an assignment of their interest to WHX in up to another $1.7 million in proceeds resulting from the settlement of subrogation claims against various third parties (the recovery of which, in whole or part, is not assured). Steel Partners has a first lien on these proceeds and the Pension Benefit Guaranty Corporation has a second lien.

Handy & Harman Refining Group, Inc., Debtor Plaintiffs v. Handy & Harman, Defendant

H&H was a defendant in a lawsuit (the "Indemnity Action") filed by Handy & Harman Refining Group, Inc. ("HHRG") (an unrelated party to H&H) seeking a money judgment in the amount of $8.5 million, plus interest, which as of December 31, 2005 was alleged to be approximately $4.0 million, for an alleged breach of contract in connection with H&H's sale of its Precious Metals Refining Division to HHRG in 1996. HHRG subsequently filed for Chapter 11 and commenced the Indemnity Action in the Bankruptcy Court on or about August 14, 2002. On or about May 26, 2004, the Indemnity Action was transferred to the United States District Court for the District of Connecticut. H&H filed a proof of claim in the HHRG bankruptcy which had an outstanding amount of approximately $1.9 million and funds had been set aside in that amount by HHRG. The parties settled this matter in June 2006 for the surrender of the full amount of H&H's proof of claim of $1.9 million plus a payment of $438,000 to HHRG. The settlement was approved by the Bankruptcy Court.

HH East Parcel, LLC. v. Handy & Harman

This action arises out of a purchase and sale agreement entered into in 2003 whereby H&H agreed to sell the eastern parcel of a commercial site in Fairfield, Connecticut to HH East Parcel, LLC ("HH East"). On or about April 5, 2005, HH East filed a Demand for Arbitration with the American Arbitration Association seeking legal and equitable relief including completion of the remediation of environmental conditions at the site in accordance with the terms of the agreement. An arbitration hearing was held in November 2005 in Connecticut, pursuant to which HH East was awarded an amount equal to $5,000 per day from January 1, 2005 through the date on which remediation is completed. This award amounts to approximately $4.0 million through the completion date of April 6, 2007. H&H applied to the Superior Court of Connecticut, Fairfield County, to have the arbitration award vacated and a decision was issued on June 26, 2006, denying H&H's application. H&H is appealing this decision. H&H has been working cooperatively with the Connecticut Department of Environmental Protection ("CTDEP") with respect to its obligations under a consent order entered into in 1989 that applies to both the eastern and western parcels of the property. H&H has been conducting an investigation of the western parcel, and is continuing the process of evaluating various options for its remediation. The sale of the eastern parcel that is the subject of this litigation triggered statutory obligations under Connecticut law to investigate and remediate pollution at or emanating from the eastern parcel. H&H completed the investigation and has been actively conducting remediation of all soil conditions on the eastern parcel for more than three years. Although no groundwater remediation is required, there will be monitoring of same for several years. Remediation of all soil conditions on site was completed on April 6, 2007. The total remediation is expected to exceed $28.0 million, of which approximately $23.9 million had been expended through December 31, 2006. H&H received reimbursement of $2.0 million of these costs from its carrier under a cost-cap insurance policy and is pursuing its potential entitlement to additional coverage.

Paul E. Dixon & Dennis C. Kelly v. Handy & Harman

Two former officers of H&H filed a Statement of Claim with the American Arbitration Association ("Arbitration") on or about January 3, 2006, alleging four claims against H&H. The Claimants were employees of H&H until September 2005 when their employment was terminated by H&H. Their claims include seeking payments allegedly due under employment contracts and allegedly arising from the terminations, and seeking recovery of benefits under what they allege was the Handy & Harman Supplemental Executive Retirement Plan.

The Statement of Claim recites that the employment agreements of each of the Claimants provides that H&H may terminate their employment at any time, without prior notice, for any of the following reasons: "(i) [the officer's] engaging in conduct which is materially injurious to [H&H] or [WHX], their subsidiaries or affiliates, or any of their respective customer or supplier relationships, monetarily or otherwise; (ii) [the officer's] engaging in any act of fraud, misappropriation or embezzlement or any act which would constitute a felony (other than minor traffic violations); or (iii) [the officer's] material breach of the agreement." The Statement of Claim further alleges, and H&H has not disputed, that each Claimant's employment was terminated in September 2005 pursuant to a letter, which stated in part, that each Claimant had violated provisions of such officer's employment agreement, contained in the previous sentence, "by, *inter alia*, attempting to amend and put in place various benefit plans to personally benefit yourself, without notice to, or approval of the Board of Directors; for further failing to disclose the existence of the relevant plan documents and other information to the Board; for failing to cooperate in the Company's investigation of these important issues; for material losses to the Company in connection with these actions....".

In the Arbitration, Claimants sought an award in excess of $4 million each, plus interest, costs and attorneys' fees. Claimants also sought indemnification for certain matters and an injunction against H&H with regard to life insurance policies. H&H brought a special proceeding on February 15, 2006 in the Supreme Court of the State of New York, County of Westchester, for a judgment staying the arbitration of three of the four claims. On March 10, 2006, all of the parties filed a stipulation with the court, discontinuing the court proceeding and agreeing therein, among other things, that all claims asserted by the Claimants in the Arbitration (which was also discontinued at that time) would be asserted in Supreme Court, Westchester County.

In April 2006, Claimants served a request for benefits, severance and other amounts, similar to those described above, on H&H and various plan administrators and fiduciaries thereof. The request was reviewed in accordance with the procedures of the plans at issue and by letter dated September 27, 2006; Claimants were notified that their request was largely denied. They filed an appeal on December 11, 2006 with the Plan Administrator, which appeal was denied on February 9, 2007. While no action is pending in any court, H&H does not believe that it is liable to Claimants under the claims that have been asserted to date, and it intends to defend itself vigorously against any claims that may be asserted by Claimants. There can be no assurance that H&H will be successful in defending against any such claims, or that H&H will not have any liability on account of claims that may be asserted by Claimants. Such liability, if any, cannot be reasonably estimated at this time, and. accordingly, there can be no assurance that the resolution of this matter will not be material to the financial position, results of operations and cash flow of the Company.

Arista Development LLC v. Handy & Harman Electronic Materials Corporation

In 2004, a subsidiary of H&H entered into an agreement to sell a commercial/industrial property in North Attleboro, Massachusetts. Disputes between the parties led to suit being brought in Bristol Superior Court in Massachusetts. The plaintiff alleges that H&H is liable for breach of contract and certain consequential damages as a result of H&H's termination of the agreement in 2005, although H&H subsequently revoked its notice of termination. H&H has denied liability and has been vigorously defending the case. The court entered a preliminary injunction enjoining H&H from conveying the property to anyone other than the plaintiff during the pendency of the case. Discovery on liability and damages has been stayed while the parties are actively engaged in settlement discussions, on which they have reached agreement in principle, subject to certain conditions. Concurrently with these settlement efforts, H&H is continuing to comply with a 1987 consent order from the Massachusetts Department of Environmental Protection ("MADEP") to investigate and remediate the soil and groundwater conditions. H&H is in discussions with the EPA, the MADEP and the plaintiff in connection with the remedial activities. Since discovery is not completed, it cannot be known at this time whether it is foreseeable or probable that plaintiff would prevail in the litigation or whether H&H would have any liability to the plaintiff.

Environmental Actions

In connection with the sale of its Fairfield, Connecticut facility in 2003, the Company was responsible for demolition and environmental remediation of the site, the estimated cost of which was included in the loss on sale recorded in 2003. H&H determined that an increase in the reserve for environmental remediation was needed in the amount of $28.3 million, which was recorded in the fourth quarter of 2004. This change in reserve was caused by the discovery of underground debris and soil contaminants that had not been anticipated. These additional costs are included in environmental remediation expense. An additional $3.8 million was recorded in selling, general and administrative expenses as a penalty related to Fairfield East. The Company retains title to a parcel of land adjacent to the property sold in 2003. This parcel is classified as other non-current assets, in the amount of $2.0 million, on the consolidated balance sheet at December 31, 2006 and 2005.

H&H entered into an administrative consent order (the "ACO") in 1986 with the New Jersey Department of Environmental Protection ("NJDEP") with regard to certain property that it purchased in 1984 in New Jersey. The ACO involves remediation to be performed with regard to soil and groundwater contamination allegedly from TCE. H&H settled a case brought by the local municipality in regard to this site in 1998 and also settled with certain of its insurance carriers. H&H is actively remediating the property and continuing to investigate the most effective methods for achieving compliance with the ACO. A remedial investigation report was filed with the NJDEP in May of 2006. Once the investigation has been completed, it will be followed by a feasibility study and a remedial action work plan that will be submitted to NJDEP. H&H anticipates entering into discussions in the near future with NJDEP to address that agency's natural resource damage claims, the ultimate scope and cost of which cannot be estimated at this time. The ongoing cost of remediation is presently estimated at approximately $450,000 per year, plus anticipated additional costs in early 2007 of approximately $700,000. Pursuant to a settlement agreement with the former operator of this facility, the responsibility for site investigation and remediation costs have been allocated, 75% to the former operator and 25% to H&H. To date, total investigation and remediation costs of $237,000 and $79,000 have been settled by the former operator and H&H, respectively, in accordance with this agreement. Additionally, H&H is currently being reimbursed through insurance coverage for a portion of those costs for which the company is responsible. There is additional excess insurance coverage which H&H intends to pursue as necessary.

H&H has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or similar state statutes at several sites and is a party to ACO's in connection with certain properties. H&H may be subject to joint and several liabilities imposed by CERCLA on potentially responsible parties. Due to the technical and regulatory complexity of remedial activities and the difficulties attendant in identifying potentially responsible parties and allocating or determining liability among them, H&H is unable to reasonably estimate the ultimate cost of compliance with such laws.

In a case entitled Agere Systems, Inc., et al. v. Advanced Environmental Technology Corp., et al. (U.S. District Court, EDPA), five companies, all of which are PRPs for the Boarhead Farm site in Bucks County, Pennsylvania, brought CERCLA contribution and similar claims under Pennsylvania's environmental laws against a number of companies in 2002, including a subsidiary of H&H, which the plaintiffs claim contributed to the contamination of the Boarhead Farm site. A number of the plaintiffs entered into settlements with several of the named defendants and consent decrees with the Environmental Protection Agency ("EPA") regarding the remediation of groundwater and soil contamination at the Boarhead Farm site. There are currently nine non-settling defendants, including H&H, against which the plaintiffs are pursuing their claims. Fact discovery has been concluded and the parties are engaged in expert discovery. The plaintiffs have already made substantial payments to the EPA in past response costs and have themselves incurred costs for groundwater and soil remediation, which remediation is continuing. Plaintiffs are seeking reimbursement of a portion of amounts incurred and an allocation of future amounts from H&H and the other non-settling defendants. H&H has been advised by counsel that its responsibility for this site, if any, should be minimal and has demanded coverage from its insurance carrier for any claims for which it could be held liable. It is not possible to reasonably estimate the cost of remediation or H&H's share, if any, of the liability at this time.

H&H received a notice letter from the EPA in August 2006 formally naming H&H as a PRP at the Shpack landfill superfund site in Attleboro, Massachusetts. H&H then voluntarily joined a group of ten (10) other PRPs (which group has since increased to thirteen (13)) to work cooperatively regarding remediation of this site. Investigative work is ongoing to determine whether there are other parties that sent hazardous substances to the Shpack site but that have not received notice letters nor been named as PRPs to date. No allocation as to percentages of responsibility for any of the PRPs has been assigned or accepted; proposed allocations are expected to be determined during the second quarter of 2007 (although that could be extended),, at which point H&H could still withdraw from the group. The PRP group submitted its good faith offer to the EPA in late October 2006. It is not anticipated that the EPA will accept or reject the PRP's offer until some time in 2007. If accepted, it is not anticipated that PRP remedial activities at the site will begin before 2008. The remediation of a significant amount of the contamination at the site is the responsibility of the U.S. Army Corps of Engineers. That portion of the work has begun but is not expected to be completed before 2008, at which time the remaining work will be more clearly defined. The Company has recorded a reserve of $1.5 million in 2006 in connection with this matter.

As discussed above, H&H has existing and contingent liabilities relating to environmental matters, including capital expenditures, costs of remediation and potential fines and penalties relating to possible violations of national and state environmental laws. H&H has substantial remediation expenses on an ongoing basis, although such costs are continually being readjusted based upon the emergence of new techniques and alternative methods. In addition, the Company has insurance coverage available for several of these matters. Based upon information currently available, including H&H's prior capital expenditures, anticipated capital expenditures, and information available to H&H on pending judicial and administrative proceedings, H&H does not expect its environmental compliance costs, including the incurrence of additional fines and penalties, if any, relating to the operation of its facilities to have a material adverse effect on the financial position, but there can be no such assurances. Such costs could be material to H&H's results of operations and cash flows. We anticipate that H&H will pay such amounts out of its working capital, although there is no assurance that H&H will have sufficient funds to pay such amounts. In the event that H&H is unable to fund these liabilities, claims could be made against WHX for payment of such liabilities. As further information comes into the Company's possession, it will continue to reassess such evaluations.

Other Litigation

H&H or its subsidiaries are a defendant in numerous cases pending in a variety of jurisdictions relating to welding emissions. Generally, the factual underpinning of the plaintiffs' claims is that the use of welding products for their ordinary and intended purposes in the welding process causes emissions of fumes that contain manganese, which is toxic to the human central nervous system. The plaintiffs assert that they were over-exposed to welding fumes emitted by welding products manufactured and supplied by H&H and other co-defendants. H&H denies liability and is defending these actions. It is not possible to reasonably estimate H&H's exposure or share, if any, of the liability at this time.

In addition to the foregoing cases, there are a number of other product liability, exposure, accident, casualty and other claims against H&H or its subsidiaries in connection with a variety of products sold by its subsidiaries over several years, as well as litigation related to employment matters, contract matters, sales and purchase transactions and general liability claims, many of which arise in the ordinary course of business. It is not possible to reasonably estimate H&H's exposure or share, if any, of the liability at this time.

There is insurance coverage available for many of these actions, which are being litigated in a variety of jurisdictions. To date, H&H has not incurred and does not believe it will incur any significant liability with respect to these claims, which it contests vigorously in most cases. However, it is possible that the ultimate resolution of such litigation and claims could have a material adverse effect on quarterly or annual results of operations, financial position and cash flows when they are resolved in future periods.

Pension Plan Contingency Arising from the WPC Group Bankruptcy

Wheeling-Pittsburgh Corporation ("WPC") and six of its subsidiaries (collectively referred to as the "WPC Group"), including Wheeling-Pittsburgh Steel Corporation ("WPSC"), a vertically integrated manufacturer of value-added and flat rolled steel products, was a wholly owned subsidiary of WHX. On November 16, 2000, the WPC Group filed a petition seeking reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. A Chapter 11 Plan of Reorganization for the WPC Group (the "WPC POR") was consummated on August 1, 2003, pursuant to which, among other things, the WPC Group ceased to be a subsidiary of WHX effective August 1, 2003, and from that date forward has been an independent company.

As part of the WPC POR, the Company agreed to make certain contributions (the "WHX Contributions") to the reorganized company. Under the WHX Contributions, the Company forgave the repayment of its claims against the WPC Group of approximately $39.0 million and, additionally, contributed to the reorganized company $20.0 million of cash, for which the Company received a note in the amount of $10.0 million. The note was fully reserved upon receipt.

On March 6, 2003, the PBGC published its Notice of Determination ("Notice") and on March 7, 2003 filed a Summons and Complaint ("Complaint") in United States District Court for the Southern District of New York seeking the involuntary termination of the WHX Pension Plan (the "WHX Plan"), a defined benefit pension plan sponsored by the Company that provides pension benefits to active and retired employees of WHX and H&H and certain benefits to active and retired employees of members of the WPC Group. WHX filed an answer to this complaint on March 27, 2003, contesting the PBGC's action. On July 24, 2003, the Company entered into an agreement among the PBGC, WPC, WPSC, and the United Steelworkers of America, AFL-CIO-CLC ("USWA") in settlement of matters relating to the PBGC v. WHX Corporation, Civil Action No. 03-CV-1553, in the United States District Court for the Southern District of New York ("Termination Litigation"), in which the PBGC was seeking to terminate the WHX Plan. Under the settlement, among other things, WHX agreed (a) that the WHX Plan, as it is currently constituted, is a single employer pension plan, (b) to contribute funds to the WHX Plan equal to moneys spent (if any) by WHX or its affiliates to purchase WHX 10.5% Senior Notes ("Senior Notes") in future open market transactions, and (c) to grant to the PBGC a pari passu security interest of up to $50.0 million in the event WHX obtains any future financing on a secured basis or provides any security or collateral for the Senior Notes.

Also under the settlement, all parties agreed that as of the effective date of the WPC POR, (a) no shutdowns had occurred at any WPC Group facility, (b) no member of the WPC Group is a participating employer under the WHX Plan, (c) continuous service for WPC Group employees was broken, (d) no WPC Group employees will become entitled to "Rule of 65" or "70/80" Retirement Benefits (collectively, "Shutdown Benefits") by reason of events occurring after the effective date of the WPC POR, and (e) the WHX Plan would provide for a limited early retirement option to allow up to 650 WPSC USWA-represented employees the right to receive retirement benefits based on the employee's years of service as of July 31, 2003 with a monthly benefit equal to $40 multiplied by the employee's years of service.

Finally, under the settlement, the PBGC agreed (a) that, after the effective date of the WPC POR, if it terminates the WHX Plan at least one day prior to a WPC Group facility shutdown, WHX shall be released from any additional liability to PBGC resulting from the shutdown, (b) to withdraw its claims in the WPC Bankruptcy Proceedings, and (c) to dismiss the Termination Litigation.

The agreement with the PBGC also contains the provision that WHX will not contest a future action by the PBGC to terminate the WHX Plan in connection with a future WPC Group facility shutdown. In the event that such a plan termination occurs, the PBGC has agreed to release WHX from any claims relating to the shutdown. However, there may be PBGC claims related to unfunded liabilities that may exist as a result of a termination of the WHX Plan.

Note 17 - Related Party Transactions

On October 26, 2005, WHX CS Corp. ("CS"), a wholly-owned subsidiary of the Company, entered into a Stock Purchase Agreement with Steel. Pursuant to that agreement, CS sold 1,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Steel Shares") to Steel. Steel paid a purchase price of $5,100 per share or an aggregate purchase price of $5.1 million. The Steel Shares accrue dividends at 6.0% ($306,000) per annum. The Steel Shares were required to be redeemed by CS for $5.1 million plus all accrued and unpaid dividends on October 26, 2006 or, at the sole option of the Board of Directors of CS, on any earlier date. However, there was no such redemption on that date. The proceeds of this sale were used by CS to purchase 1,898,337 shares of Cosine Communications, Inc. As of December 31, 2006, $0.4 million was due to Steel for accrued dividends on the Steel Shares.

As of December 31, 2005, the Company had two investments accounted for under the equity method: 18.8% ownership of the outstanding common stock of Cosine Communications Inc. (Cosine) and 50% of the outstanding common stock of H&H Mfg. (Singapore). These investments are presented in other non-current assets. The Company accounts for Cosine under the equity method because a related party (Steel) owns an additional 30% of the outstanding common stock and indirectly has the ability to exercise control. The investment balance of Cosine Communications at December 31, 2006 was $4.2 million and as of December 31, 2005, was $5.1 million. As of December 31, 2006, the Company wrote down the carrying value of its investment in Cosine by $0.8 million to equal 18.8% of the net assets of Cosine as of that date. At December 31, 2006 Cosine had total assets of $23.0 million, including cash, cash equivalents, and short term investments of $22.9 million, current liabilities of $0.6 million and stockholders' equity of $22.4 million. Cosine reported sales of $1.4 million and net income of $0.4 million for the year ended December 31, 2006. The market value of the Company's investment in Cosine as of December 31, 2006 was $6.3 million. The investment balance of H&H Mfg at December 31, 2005 and 2004 was $ 4.0 million and $4.1 million, respectively. During 2006, the Company sold its investment in H&H Mfg. (Singapore) for proceeds of $0.6 million in cash and settlement of intercompany liabilities, and recorded a gain on the sale of $0.2 million.

On September 8, 2005, H&H completed the assignment of its approximately $70.6 million Term B Loan from Canpartners, to Steel Partners II, L.P. ("Steel"), as agent and lender. Substantially all of the terms and conditions of the Term B Loan continued without amendment. Steel is the beneficial holder of 5,029,793 shares of the Company's common stock, representing approximately 50% of the outstanding shares. As of December 31, 2006, $9.8 million of accrued interest was owed to Steel in connection with the Term B loan. Interest is not expected to be paid in cash to Steel pursuant to the terms of a Subordination Agreement between Steel and Wachovia. Mr. Warren Lichtenstein, the sole executive officer and managing member of Steel Partners, L.L.C., the general partner of Steel Partners II, L.P., is the Chairman of the Board of the Company.

Mr. Glen Kassan, an Executive Vice President with Steel Partners Ltd., was appointed Chief Executive Officer of WHX on October 7, 2005. In 2005, Mr. Kassan received no compensation. In 2006, the Compensation Committee approved a salary of $600,000 per annum for Mr. Kassan, effective January 1, 2006.

A current member of the Company's Board of Directors, Mr. Garen W. Smith, owns 49% of Abundance Corp., which had a consulting agreement with WHX that terminated in February of 2005. Abundance Corp. was paid $200,000 per annum under the terms of the consulting agreement. Fees of $212,699 and $23,555 were incurred for services performed in 2004 and 2005.

During the period January 1, 2004 to December 31, 2006, the Company was billed $2.7 million in legal fees for services performed by Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP ("Olshan"), a law firm in which a former director of the Company is a retired partner. The director resigned upon emergence from bankruptcy in July 2005. As of December 31, 2006, $1.0 million was payable to Olshan for services rendered and billed.

The former Chairman of the Board of the Company, Mr. Ronald Labow, is the president and sole shareholder of WPN Corp. ("WPN"). On February 1, 2004, WPN entered into an Investment Consulting Agreement with the Company on behalf of the WHX Pension Plan Trust pursuant to which WPN would manage the assets of the WHX Pension Plan Trust. Under the Agreement, WPN is paid by the WHX Pension Plan Trust 0.525% per year of the amount of the assets under management. The WHX Pension Plan Trust Agreement was negotiated by a board committee composed of independent directors, which committee recommended the approval of such Investment Consulting Agreement to the full board, which approved such agreement.

Note 18 - Other Income (Expense)

	Year Ended December 31,		
	2006	2005	2004
	(in thousands)		
Interest and investment income	$ 39	$ 225	$ 439
Equity income in affiliated companies	163	219	125
Foreign currency transaction loss	(376)	(565)	155
Investment loss - Cosine	(820)	-	-
Gain on sale of Singapore	187	-	-
Gain on WPSC Note Recovery	-	-	5,596
Other, net	(27)	272	(299)
	$ (834)	$ 151	$6,016

Note 19 - Reportable Segments

The Company has three reportable segments: (1) Precious Metal. This segment manufactures and sells precious metal products and electroplated material, containing silver, gold, and palladium in combination with base metals for use in a wide variety of industrial applications; (2) Tubing. This segment manufactures and sells tubing products and fabrications primarily from stainless steel, carbon steel and specialty alloys, for use in a wide variety of industrial applications; (3) Engineered Materials. This segment manufactures specialty roofing and construction fasteners, products for gas, electricity and water distribution using steel and plastic which are sold to the construction and natural gas and water distribution industries, and electrogalvanized products used in the construction and appliance industries.

Management has determined that certain operating segments should be aggregated and presented within a single reporting segment on the basis that such operating segments have similar economic characteristics and share other qualitative characteristics. Management reviews gross profit and operating income to evaluate segment performance. Operating income for the reportable segments excludes unallocated general corporate expenses. Other income and expense, interest expense, and income taxes are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management.

The following tables present information about reportable segments for the years ending December 31:

	2006	2005	2004
		(in thousands)	
Net Sales			
Precious Metal	$ 146,014	$ 116,958	$ 105,289
Tubing	120,873	114,355	104,019
Engineered Materials	194,076	172,502	162,653
Net sales	$ 460,963	$ 403,815	$ 371,961
Segment operating income (loss)			
Precious Metal (a,c)	$ 5,122	$ (1,644)	$ (44,828)
Tubing (b,d)	(8,916)	(446)	(30,793)
Engineered Materials	15,855	13,462	16,367
Subtotal	12,061	11,372	(59,254)
Pension expense (credit)	(4,785)	(1,623)	(3,957)
Unallocated corporate expenses	4,069	10,198	12,171
Insurance proceeds	(811)	-	-
Environmental remediation expense (e)	2,909	-	28,971
Fairfield penalty (e)	180	-	3,845
Loss (gain) on disposal of assets (f)	(31)	103	(592)
Income (loss) from operations	10,530	2,694	(99,692)
Interest expense	22,535	17,236	25,486
Chapter 11 and related reorganization expenses	-	9,454	-
Loss on early retirement of debt	-	-	1,161
Realized and unrealized loss (gain) on derivatives	7,993	4,263	(549)
Other (income) loss	834	(151)	(6,016)
Loss from continuing operations before taxes	$ (20,832)	$ (28,108)	$ (119,774)

(a) Includes an asset impairment charge of $3.4 million in 2006.

(b) Includes an asset impairment charge of $1.8 million and restructuring charges of $2.4 million in 2006.

(c) Includes a goodwill impairment charge of $45.6 million in 2004.

(d) Includes a goodwill impairment charge of $34.2 million in 2004.

(e) Environmental remediation expense and Fairfield penalty have not been allocated to the reporting segments since the related facilities have been closed for several years and are not indicative of current operating results.

(f) Loss (gain) on disposal of assets includes the following amounts by segment for 2006, 2005 and 2004, respectively. Precious Metal - $46, $9, and $101; Tubing - ($109), ($5), and ($13); Engineered Materials - $32, $99, and ($4); Corporate - $0, $0, and ($676).

Capital Expenditures	2006	2005	2004
		(in thousands)	
Precious Metal	$ 2,019	$ 2,054	$ 2,337
Tubing	3,781	6,040	2,213
Engineered Materials	1,756 a	11,291	3,054
Corporate and other	139	989	1,766
	$ 7,695 a	$ 20,374	$ 9,370

a) Capital expenditures do not include assets added in the OMG Midwest acquisition. See Note 6.

Total Assets	2006	2005
	(in thousands)	
Precious Metal	$ 60,562	$ 75,342
Tubing	68,038	74,330
Engineered Materials	145,845	113,870
Discontinued Operations	-	2,975
Corporate and other	19,410	29,681
	$ 293,855	$ 296,198

The following table presents revenue and long-lived asset information by geographic area as of and for the years ended December 31. Long-lived assets consist of property, plant and equipment, non current assets held for sale and the Company's 50% investment in H&H Manufacturing (Singapore) in 2005 and 2004.

Geographic Information

	Revenue			Long-Lived Assets		
	2006	2005	2004	2006	2005	2004
		(in thousands)			(in thousands)	
United States	$ 417,866	$ 371,216	$ 346,858	$ 76,686	$ 82,765	$ 74,667
Foreign	43,097	32,599	25,103	8,309	12,510	13,800
	$ 460,963	$ 403,815	$ 371,961	$ 84,995	$ 95,275	$ 88,467

Foreign revenue is based on the country in which the legal subsidiary is domiciled. Neither revenue nor long-lived assets from any single foreign country was material to the consolidated revenues of the Company.

In 2006 and 2005, no customer accounted for more than 5% of H&H's sales. In 2004, one customer within our engineered materials segment accounted for 7.1% of H&H's sales.

Note 20 - Quarterly Information (Unaudited)

Financial results by quarter for the two fiscal years ended December 31, 2006 and 2005 are as follows:

(In Thousands)	Net Sales	Gross Profit	Operating Income (Loss)	Net Income (Loss)	Basic Income (Loss) Per Share Applicable to Common Shares
2006:		(in thousands)			
1st Quarter	$ 112,761	$ 21,409	$ 3,474 a	$ (7,066) a	$ (0.71)
2nd Quarter	125,223	23,519	3,736 b	(1,739) b	(0.17)
3rd Quarter	121,609	23,898	8,653	5,115 c	0.51
4th Quarter	101,370	15,748	(5,333) d	(14,460) d	(1.45)
	$ 460,963	$ 84,574	$ 10,530	$ (18,150)	$ (1.82)
2005:					
1st Quarter	$ 95,929	$ 18,260	$ 3,040	$ (6,496) e	$ (1.84)
2nd Quarter	105,556	20,544	5,100	(3,925) e	(0.72)
3rd Quarter	103,142	19,052	(2,371)	(12,671) e	31.36 f
4th Quarter	99,188	14,766	(3,075)	(11,565)	(1.16)
	$ 403,815	$ 72,622	$ 2,694	$ (34,657)	$ 30.36

(a) 1st Quarter 2006 results included environmental remediation expenses of $2.9 million.

(b) 2nd Quarter 2006 results included asset impairment charges of $1.8 million and restructuring charges of $1.9 million (balance of restructuring charges of $0.5 million were recorded in the 3rd Quarter of 2006).

(c) 3rd Quarter 2006 results included an after-tax gain on the sale of assets of discontinued operations of $2.9 million.

(d) 4th Quarter 2006 results included asset impairment charges of $3.4 million. Furthermore, 4th Quarter results are historically lower than the other quarters due to the Company's business cycle.

(e) 2005 operating results included Chapter 11 and related reorganization expenses of $1.5 million, $3.1 million, and $4.9 million in the 1st, 2nd, and 3rd Quarters of 2005, respectively.

(f) For purposes of calculating the 3rd quarter 2005 earnings per share, the Company included a gain on the extinguishment of preferred stock of $257.8 million (representing the difference between the fair value of the common stock and warrants issued upon emergence from bankruptcy to the preferred stockholders and the carrying value of the preferred stock) as an increase in net income available to common shareholders in accordance with EITF Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock". See Note 13 to Consolidated Financial Statements for discussion on earnings per share.

Note 21 – Subsequent Event

On April 12, 2007, Steel Partners II, L.P. ("Steel"), a Delaware limited partnership, and WHX entered into a Stock Purchase Agreement whereby WHX acquired Steel's entire interest in BZ Acquisition Corp. ("BZA"), a Delaware corporation and wholly owned subsidiary of Steel (the "BZA Transfer") for $10.00. In addition, WHX agreed to reimburse all reasonable fees and expenses incurred by Steel in connection with the Offer and the Merger (each as defined below). BZA is the acquisition subsidiary in a tender offer to acquire up to all of the outstanding stock of Bairnco Corporation, a Delaware corporation ("Bairnco") for $13.50 per share in cash. Steel beneficially owns approximately 50.3% of WHX's outstanding common stock.

Steel, BZA, and Bairnco entered into an Agreement and Plan of Merger dated as of February 23, 2007 (the "Merger Agreement"), pursuant to which BZA amended its tender offer to acquire all of the outstanding common shares of Bairnco at a price of $13.50 per share in cash (the "Offer"). In addition, all Bairnco shareholders of record on March 5, 2007 continued to be entitled to receive the declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share. On April 13, 2007, upon the expiration of the Offer pursuant to the Merger Agreement, BZA acquired approximately 88.9% of the outstanding common stock of Bairnco.

Pursuant to the Merger Agreement, on April 24, 2007, BZA was merged with and into Bairnco with Bairnco continuing as the surviving corporation as a wholly owned subsidiary of WHX (the "Merger"). At the effective time of the Merger, each Bairnco common share then outstanding (other than shares owned by BZA or its direct parent entity, shares owned by Bairnco as treasury stock and shares held by stockholders who properly exercise their appraisal rights) was automatically converted into the right to receive $13.50 per share in cash without interest and subject to applicable withholding taxes. Immediately prior to the Merger, BZA held approximately 90.1% of the outstanding shares of Bairnco. The proceeds required to fund the closing of the Offer and the resulting Merger and to pay related fees and expenses were approximately $101.5 million.

In connection with the closing of the Offer, initial financing was provided by Steel through two facilities. Steel extended to BZA bridge loans in principal amount of approximately $75.1 million, $1.4 million, and $10.0 million (and may extend additional loans of approximately $3.6 million, up to an aggregate total amount of borrowings of $90.0 million) pursuant to a Loan and Security Agreement (the "Bridge Loan Agreement"), between BZA and Bairnco, as borrowers, and Steel, as lender. In addition, Steel extended to WHX a $15.0 million subordinated loan, which is unsecured at the WHX level, pursuant to a Subordinated Loan and Security Agreement (the "Subordinated Loan Agreement" and, together with the Bridge Loan Agreement, the "Loan Agreements"), between WHX, as borrower, and Steel, as lender. WHX contributed the $15.0 million proceeds of the subordinated loan to BZA as a capital contribution.

The Bridge Loan Agreement provides for bridge term loans of up to $90 million from Steel to BZA, which were assumed by Bairnco as a result of the Merger. Borrowings under the Bridge Loan Agreement bear (i) cash interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 1.75% and (ii) pay-in-kind interest at a rate per annum equal to 4.5% for the first 90 days the initial loan is outstanding and 5% (instead of 4.5%) for the balance of the term, each as adjusted from time to time. The minimum aggregate interest rate on borrowings under the Bridge Loan Agreement is 14.5% per annum for the first 90 days the initial loan is outstanding, and 15% (instead of 14.5%) per annum for the balance of the term, and the maximum aggregate interest rate on borrowings under the Bridge Loan Agreement is 18% per annum. The cash interest rate and the pay-in-kind interest rate may be adjusted from time to time, by agreement of Steel and Bairnco, so long as the aggregate interest rate remains the same. Interest is payable monthly in arrears. Obligations under the Bridge Loan Agreement are guaranteed by certain of Bairnco's subsidiaries and secured by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. Obligations under the Bridge Loan Agreement are also guaranteed by the Company on an unsecured basis. The scheduled maturity date of the indebtedness under the Bridge Loan Agreement is the earlier to occur of (i) June 30, 2008 and (ii) such time as Bairnco obtains any replacement financing. Indebtedness under the Bridge Loan Agreement may be prepaid without penalty or premium.

The Subordinated Loan Agreement provides for a subordinated term loan of $15 million from Steel to WHX, which is unsecured at the WHX level. Borrowings under the Subordinated Loan Agreement bear pay-in-kind interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 7.75%, adjusted from time to time, with a minimum interest rate of 16% per annum and a maximum interest rate of 19% per annum. Interest is payable monthly in arrears. Obligations under the Subordinated Loan Agreement are guaranteed by Bairnco and certain of its subsidiaries and collateralized by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. The indebtedness under the Subordinated Loan Agreement will mature on the second anniversary of the issuance of the subordinated loan and may be prepaid without penalty or premium.

The Loan Agreements contain customary representations, warranties, covenants, events of default and indemnification provisions. The indebtedness under the Bridge Loan Agreement and the related security interests is subordinated to the indebtedness and related security interests granted under Bairnco's existing senior credit facility with Bank of America, N.A. The guarantees of the indebtedness under the Subordinated Loan Agreement and the related security interests is subordinated to all indebtedness and security interests described in the preceding sentence.

Bairnco's revolving credit facility ("Bairnco Revolving Credit Facility") with Bank of America, N.A. ("Bank of America") permits distributions by Bairnco to WHX under certain conditions, as described below. In connection with the closing of the Offer and the Merger on April 24, 2007, Bairnco became a wholly-owned subsidiary of WHX. The availability under the Bairnco Revolving Credit Facility on March 31, 2007 was approximately $12.0 million.

On November 9, 2006, Bairnco entered into a five year, $42.0 million Senior Secured Credit Facility with Bank of America. The $42.0 million facility is apportioned as follows: a five-year $15.0 million term loan and up to a $27.0 million revolving credit facility, including a $13.0 million sub-limit for letters of credit and a $3.0 million sub-limit for foreign currency loans. The Bairnco Revolving Credit Facility is collateralized by a first lien on substantially all of the domestic assets of Bairnco, the capital stock of domestic subsidiaries and 65% of the capital stock of foreign subsidiaries. The Bairnco Revolving Credit Facility matures on November 8, 2011. This Bairnco Revolving Credit Facility was amended on March 23, 2007 to permit the change of control in connection with the closing of the Offer, among other things, and was further amended on April 24, 2007 to amend certain covenants and to permit the financing under the Loan Agreements, among other things.

The term loan under the Bairnco Revolving Credit Facility has scheduled principal payments of $1.1 million in 2007, 2008, 2009 and 2010, and $1.0 million in 2011, with the balance due at maturity. Interest rates vary on the term loan and are set from time to time in relationship to one of several reference rates, as selected by Bairnco. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates as selected by Bairnco. A commitment fee is paid on the unused portion of the total credit facility. The amount Bairnco can borrow at any given time is based upon a formula that takes into account, among other things, eligible inventory and accounts receivable, which can result in borrowing availability of less than the full amount of the Bairnco Revolving Credit Facility. The Bairnco Revolving Credit Facility contains customary representations, warranties, covenants (including a covenant that permits Bairnco to make distributions to WHX provided that specified conditions are met), events of default and indemnification provisions. The Bairnco Revolving Credit Facility also contains a financial covenant which requires Bairnco to meet a minimum fixed charge coverage ratio, including upon the payment of any distribution from Bairnco to WHX.

In addition, Bairnco has a China foreign loan facility that reflects borrowing by its Chinese facilities through Bank of America, Shanghai, China, which is secured by four U.S. dollar denominated letters of credit totaling $5.2 million issued under the Secured Credit Facility.

Bairnco operates two core businesses – Arlon and Kasco. Arlon designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets. Kasco is a leading provider of meat-room products and maintenance services for the meat and deli departments of supermarkets; restaurants; meat, poultry and fish processing plants; and manufacturers and distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America. WHX believes that the acquisition of Bairnco will be beneficial because of Bairnco's strong positions in niche engineered materials markets, and that it will improve Bairnco's plant level operations, profit margins and working capital. The results of operations and assets of Bairnco will be included in the financial statements of WHX beginning in the second quarter of 2007.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosures***

On January 17, 2007, WHX dismissed PricewaterhouseCoopers LLP ("PwC") as its independent registered public accounting firm, effective upon the completion by PwC of its procedures regarding: (i) the Company's 2004 Annual Report on Form 10-K; and (ii) the financial statements of the Company as of March 31, 2005 and for the quarter then ended, the financial statements of the Company as of June 30, 2005 and for the quarter and six-month periods then ended and the financial statements of the Company as of September 30, 2005 and for the quarter and nine-month periods then ended and the Forms 10-Q for 2005 in which each of the above described financial statements will be included. The decision to dismiss PwC was approved by the Company's Audit Committee.

The reports of PwC on the financial statements of the Company for the fiscal years ended December 31, 2005 and 2004, and the reports of PwC on the financial statements included herein did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except for an explanatory paragraph disclosing substantial doubt about the Company's ability to continue as a going concern.

During the fiscal years ended December 31, 2005, 2004 and 2003, and through the date of this filing, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the fiscal years ended December 31, 2005, 2004 and 2003, and through the date of this filing, there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K, other than as reported in Item 9A of its 2005 Annual Report on Form 10-K.

On January 22, 2007, the Company engaged Grant Thornton LLP ("GT") as the Company's independent registered public accountant. The engagement of GT was approved by the Audit Committee of the Company's Board of Directors. . During the years ended December 31, 2005, 2004 and 2003 and through January 22, 2007, the Company did not consult with GT with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") we conducted an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation we identified certain material weaknesses in our disclosure controls and procedures (discussed below), and the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2006 our disclosure controls and procedures were not effective in ensuring that all information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

Notwithstanding the existence of the material weaknesses discussed below, the Company's management has concluded that the consolidated financial statements included in this Form 10-K fairly present, in all material respects, the Company's financial position, results of operations and cash flows for the interim and annual periods presented in conformity with generally accepted accounting principles.

Although we are not currently required to assess and report on the effectiveness of our internal control over financial reporting under Rules 13a-15 and 15d-15 of the Exchange Act, management is required to evaluate the effectiveness of our disclosure controls and procedures under Rule 13a-15(b). Because of its inherent limitations, internal controls over disclosure controls and procedures may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that such controls may become inadequate because of changes in conditions, or that the degree of compliance with such disclosure controls and procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2006 we have concluded that the Company did not maintain effective disclosure controls and procedures due to the following material weaknesses:

(a) We did not maintain active supervision over the accounting functions at certain of our operating subsidiaries.

(b) We did not maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company's global financial reporting requirements and the complexity of our operations and transactions.

These weaknesses resulted in or could result in conditions that would cause material adjustments to the financial statements for the year ended December 31, 2006 including: the application of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the completeness of the Company's environmental remediation reserves, treatment of the Rabbi trust, capitalization of leases, revenue recognition, and differences between foreign and US GAAP as it applies to certain international subsidiaries.

Plans for Remediation

The Company has taken the following actions to address the material weaknesses noted above:

- Increased the Company's accounting and financial resources by hiring a Senior Vice President, an Assistant Controller, a Treasurer, and a Director of Budgeting and Financial Analysis, and retaining a regional accounting firm of certified public accountants to assist financial management in addressing various accounting matters;
- Increased the level of review and discussion on complex and judgmental accounting matters;
- Improved controls regarding timely communication of all significant events to management and the Board of Directors; and
- Enhanced the monthly financial reporting to senior management and the Board.

Additional actions planned by management include:

- Initiating processes and procedures to better document employee responsibilities including transaction review and monitoring activities;
- The engagement of a third party resource to support our review, documentation and testing of the effectiveness of our internal control over financial reporting under the Section 404 provisions of the Sarbanes-Oxley Act ; and
- Reviewing and modifying the nature and scope of internal audit activities.

Management will consider the design and operating effectiveness of these actions and will make additional changes it determines appropriate. We cannot assure you that the measures we have taken, or will take, to remediate these material weaknesses will be effective or that we will be successful in implementing them before December 31, 2007 or December 31, 2008, the dates on which the Company and its independent registered public accounting firm, respectively, must first report on the effectiveness of our internal control over financial reporting under the Section 404 provisions of the Sarbanes-Oxley Act.

Internal control over disclosure controls and procedures, no matter how well designed, has inherent limitations. Therefore, even those internal controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. We will continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future.

Our management report on internal control over financial reporting for the year ended December 31, 2005 described material weaknesses in our internal control over financial reporting which have been remediated as of December 31,2006, including effective controls over (1)the maintenance of appropriately designed and documented company wide policies, (2) the maintenance of an effective anti-fraud program designed to detect and prevent fraud, including (i) an effective whistle-blower program, and (ii) an ongoing program to manage identified fraud risks, (3) the accuracy, valuation and disclosure of our goodwill and intangible asset accounts and the related impairment expenses accounts, (4) the accounting for income taxes, including the completeness and accuracy of income taxes payable, deferred income tax assets, liabilities and related valuation allowances and the income tax provision, (5) the accounting for derivative instruments and hedging activities related to precious metal inventory, and (6) the preparation and review of the consolidated statement of cash flow.

These material weaknesses continued to exist as of the end of the first three quarters of 2006. In the fourth quarter of 2006, we completed the updating of the Company's accounting policies and procedures, including our whistle-blower program and our program to manage identified fraud risks, to ensure such accounting policies and procedures were complete and current. We engaged third party valuation firms to assist management in the evaluation of goodwill and other intangible assets and to assist us in the determination of any related impairments. We engaged a regional accounting firm of certified public accountants to assist the company in the completeness and accuracy of its accounting for income taxes. We account for our derivative instruments related to precious metal separately from our precious metal inventory. Our controls over the preparation of the statement of cash flows have been enhanced by the addition of accounting and finance personnel along with increased review over all accounting matters. In connection with these efforts and in connection with the evaluation of internal controls described above, management has determined that these material weaknesses have been remediated as of December 31, 2006. Management considers the remediation of these material weaknesses during our quarter ended December 31, 2006 to represent a change that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10.*Directors and Executive Officers of the Company*

Set forth below are the names and ages of the directors and executive officers of the Company and their principal occupations at present and for the past five years. There are, to the knowledge of the Company, no agreements or understandings by which these individuals were so selected. No family relationships exist between any directors or executive officers, as such term is defined in Item 402 of Regulation S-K promulgated under Exchange Act. The Board has adopted independence standards for directors that conform to the standards required by the Nasdaq Stock Market ("Nasdaq") for listed companies. Based on the Company's director independence standards, the Board has affirmatively determined that Louis Klein, Jr. and Garen W. Smith are independent.

Name	Age	All Offices with the Company	Director Since
Warren G. Lichtenstein	41	Chairman of the Board	2005
Jack L. Howard	45	Director	2005
Ellen T. Harmon	53	Vice President, General Counsel and Secretary	2006
Robert K. Hynes	52	Vice President and Chief Financial Officer	2005
Glen M. Kassan	63	Vice Chairman and Chief Executive Officer	2005
Louis Klein, Jr.*	71	Director	2002
James F.McCabe, Jr.	44	Senior Vice President	2007
Daniel P. Murphy, Jr.	45	Director	2005
John J. Quicke	57	Director and Vice President	2005
Joshua E. Schechter	33	Director	2005
Garen W. Smith*	64	Director	2002

*Member of the Compensation Committee and the Audit Committee

Business Background

The following is a summary of the business background and experience of each of the persons named above:

Warren G. Lichtenstein. Chairman of the Board of Directors. Warren G. Lichtenstein has served as Chairman of the Board of WHX since July 2005. He has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Partners LLC"), the general partner of Steel, a private investment partnership, since January 1, 1996 and the President, Chief Executive Officer and a director of Steel Partners, Ltd. ("SPL"), a management and advisory company that provides management services to Steel Partners II and its affiliates, since June 1999. He is also a co-founder of Steel Partners Japan Strategic Fund (Offshore), L.P., a private investment partnership investing in Japan, and Steel Partners China Access Fund I LP, a private equity partnership investing in China. Mr. Lichtenstein has been a director (currently Chairman of the Board) of United Industrial Corporation ("United Industrial"), a company principally focused on the design, production and support of defense systems and a manufacturer of combustion equipment for biomass and refuse fuels, since May 2001. Mr. Lichtenstein has been Chairman of the Board of SL Industries, Inc. ("SL Industries"), a designer and manufacturer of power electronics, power motion equipment, power protection equipment, and teleprotection and specialized communication equipment, since January 24, 2002 and served as Chief Executive Officer from February 4, 2002 to August 10, 2005. He had previously served as a director of SL Industries from 1993 to 1997. Mr. Lichtenstein has been a director of KT&G Corporation, South Korea's largest tobacco company, since March 2006. Mr. Lichtenstein was a director of Layne Christensen Company ("Layne Christensen"), a provider of products and services for the water, mineral, construction and energy markets, from January 2004 to October 2006. Mr. Lichtenstein served as a director of WebFinancial Corporation ("WebFinancial"), a consumer and commercial lender, from 1996 to June 2005, as Chairman and Chief Executive Officer from December 1997 to June 2005 and as President from December 1997 to December 2003.

Jack L. Howard. Director. Jack L. Howard has been a director of WHX since July 2005. He has been a registered principal of Mutual Securities, Inc., a registered broker-dealer, since 1989. He has served as Vice Chairman of SPL since December 2003. Mr. Howard has served as Chairman of the Board of WebFinancial since June 2005, as a director of WebFinancial since 1996, and as its Vice President since 1997. From 1997 to May 2000, he also served as Secretary, Treasurer and Chief Financial Officer of WebFinancial. He has served as Chairman of the Board and Chief Executive Officer of Gateway Industries, Inc., a provider of database development and web site design and development services, since February 2004, as Vice President of Gateway since December 2001 and as a director of Gateway since 1994. He has been a director of CoSine Communications, Inc., a global telecommunications equipment supplier, since July 2005. He has been a director of BNS Holding, Inc., a holding company that owns the majority of Collins Industries, Inc., a manufacturer of school buses, ambulances and terminal trucks, since June 2004. Mr. Howard presently serves as a director of NOVT Corporation ("NOVT"), a former developer of advanced medical treatments for coronary and vascular disease.

Ellen T. Harmon. Vice President, General Counsel and Secretary. Ellen T. Harmon has been Vice President, General Counsel and Secretary of each of the Company and H&H since February 2006. She was Senior Vice President, General Counsel and Secretary of The Robert Allen Group, Inc., an international designer and distributor of home furnishings and fabrics to the interior design trade, furniture manufacturers, and the contract and hospitality markets, from January 2004 through January 2006. She was Vice President, General Counsel and Secretary of Metallurg, Inc., an international producer and supplier of high-quality specialty metals, alloys and metallic chemicals utilized in the production of high-performance aluminum and titanium alloys, specialty steel, superalloys and certain non-metallic materials for various applications in the aerospace, power supply, automotive, petrochemical processing and telecommunications industries, from 1999 through 2002.

Robert K. Hynes. Vice President and Chief Financial Officer. Robert K. Hynes has been the Vice President and Chief Financial Officer of the Company since January 2003 and was Vice-President—Finance from June 2001 through January 2003. Mr. Hynes has been Vice-President of H&H since March 2000.

Glen M. Kassan. Vice Chairman of the Board of Directors, Chief Executive Officer and Secretary. Glen M. Kassan has served as a director of the Company since July 2005 and as the Company's Vice Chairman of the Board of Directors, Chief Executive Officer and Secretary since October 2005. He has been an Operating Partner of SPL since August 1999 and an Operating Partner of its predecessor from October 1999 to May 2001. He has served as the Vice President and Secretary of WebFinancial since June 2000 and as Chief Financial Officer from June 2000 through 2007. He has served as a director of SL Industries since January 24, 2002, its Vice Chairman since August 10, 2005 and served as its President from February 4, 2002 to August 10, 2005. He has served as a director of United Industrial since October 2002.

Louis Klein, Jr. Director. Louis Klein, Jr. has served as a director of WHX since 2002. He has been trustee of Manville Personal Injury Settlement Trust since 1991, trustee of WT Mutual Fund and WT Investment Trust I (Wilmington Trust) since 1998 and trustee of the CRM Mutual Fund since 2005. He has also been a director of Bulwark Corporation since 1998, a private company engaged in real estate investment.

James F. McCabe, Jr. Senior Vice President. James F. McCabe, Jr. has been Senior Vice President of each of the Company and H&H since March 1, 2007. As Mr. McCabe's employment did not commence until March 1, 2007, Mr. McCabe is not a named executive officer of the Company for the fiscal year ended December 31, 2006. From 2004 to 2006, Mr. McCabe served as Vice President of Finance and Treasurer of American Water, NE Region, a division of RWE which is a public utility based in Essen, Germany. Previously, he served as President of Teleflex Aerospace from 2002 to 2003, which manufactures and services turbine components and aircraft cargo systems. Mr. McCabe previously served as Chief Operating Officer of Sermatech International, a surface-engineering/specialty coatings business, from 2000 to 2001, and as its President from 2001 to 2002.

Daniel P. Murphy, Jr. Director. President of H&H, a subsidiary of WHX. Daniel P. Murphy, Jr. has served as a director of WHX since July 2005. He has been President of H&H since February 2003 and was Vice President of Handy & Harman Engineered Materials Group from January 2002 through February 2003. He was also President of OMG, Inc., a subsidiary of H&H, from February 1994 through December 2001.

John J. Quicke. Director and Vice President. John J. Quicke has served as a director of WHX since July 2005 and as a Vice President since October 2005. He has served as an Operating Partner of SPL since September 2005. Mr. Quicke has served as Chairman of the Board of NOVT since April 2006 and served as President and Chief Executive Officer of NOVT from April 2006 to November 2006. Mr. Quicke currently serves as a director of Layne Christensen and Angelica Corporation, a provider of healthcare linen management services. He served as a director, President and Chief Operating Officer of Sequa Corporation ("Sequa"), a diversified industrial company, from 1993 to March 2004, and Vice Chairman and Executive Officer of Sequa from March 2004 to March 2005. As Vice Chairman and Executive Officer of Sequa, Mr. Quicke was responsible for the Automotive, Metal Coating, Specialty Chemicals, Industrial Machinery and Other Product operating segments of the company. From March 2005 to August 2005, Mr. Quicke occasionally served as a consultant to Steel Partners II and explored other business opportunities.

Joshua E. Schechter. Director. Joshua E. Schechter has served as a director of WHX since July 2005. He has been an Investment Professional with SPL since June 2001. He was an Associate in the Corporate Finance Group of Imperial Capital LLC ("Imperial Capital"), a boutique investment bank, from 2000 to 2001 and an Analyst with Imperial Capital from 1998 to 2000. Mr. Schechter currently serves as a director of Jackson Products, Inc.

Garen W. Smith. Director. Garen W. Smith has served as a director of WHX since 2002. He was Chairman of the Board of H&H from 2003 through September 2005. Mr. Smith was Vice President, Secretary and Treasurer of Abundance Corp., a consulting company that provides services to the Company, from 2002 to February 2005. In addition, he was President and Chief Executive Officer of Unimast Incorporated from 1991 to 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership and changes in ownership (typically, Forms 3, 4 and/or 5) of such equity securities with the SEC and Nasdaq. Such entities are also required by SEC regulations to furnish the Company with copies of all such Section 16(a) reports.

Based solely on a review of Forms 3 and 4 and amendments thereto furnished to the Company and written representations that no Form 5 or amendments thereto were required, the Company believes that during the fiscal year ended December 31, 2006, its directors and officers, and greater than 10% beneficial owners, have complied with all Section 16(a) filing requirements.

Audit Committee

The Company has a separately standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The Audit Committee has a charter, a current copy of which is available on the Company's website, www.whxcorp.com. The members of the Audit Committee are Louis Klein Jr. and Garen W. Smith. Each of Messrs. Klein and Smith are non-employee members of the Board. After reviewing the qualifications of the current members of the Audit Committee, and any relationships they may have with the Company that might affect their independence from the Company, the Board has determined that (1) all current Audit Committee members are "independent" as that concept is defined in Section 10A of the Exchange Act, (2) all current Audit Committee members are financially literate, and (3) Mr. Klein qualifies as an "audit committee financial expert" under the applicable rules promulgated pursuant to the Exchange Act. The Audit Committee met six times and did not take action by unanimous written consent during the fiscal year ended December 31, 2006.

Item 11. *Executive Compensation*

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis describes the material elements of compensation awarded to, earned by or paid to each of our executive officers who served as named executive officers during the fiscal year ended December 31, 2006. This compensation discussion focuses on the information contained in the following tables and related footnotes and narrative for primarily the last completed fiscal year, but we also describe compensation actions taken before or after the last completed fiscal year to the extent that it enhances the understanding of our executive compensation disclosure. The Compensation Committee currently oversees the design and administration of our executive compensation program.

Our current executive compensation program includes the following principal components: (i) base salary, (ii) discretionary annual cash performance-based incentives, (iii) severance payments, and (iv) perquisites and other compensation. In addition, it is contemplated that from 2007 and onwards our executive compensation program will include stock option grants and other equity incentives.

Executive Compensation Objectives

The objectives of our executive compensation program are to:

- Attract, motivate and retain talented and experienced executive officers;
- Ensure officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders; and
- Reward our executive officers with incentives so we can retain them and provide stability for the Company as we grow.

To achieve these objectives, our overall compensation program aims to pay our named executive officers competitively, consistent with our success and their contribution to that success. To accomplish this we provide compensation in the form of cash. Stockholder approval of the Company's 2007 Incentive Stock Plan is being sought, which if approved, would permit us to offer options and other equity incentives in the future. Although our Compensation Committee has not adopted any formal guidelines for allocating total compensation between cash and equity, and in 2006 the issuance of equity was not available, the Compensation Committee considers the practices of comparable companies, while also considering the balance between providing short-term incentives and long-term parallel investment with stockholders to align the interests of management with stockholders.

Determination of Compensation Awards

Our Compensation Committee is provided with the primary authority to determine the compensation awards available to our executive officers. To aid the Compensation Committee in making its determination, our Chief Executive Officer provides recommendations annually to the Compensation Committee regarding the compensation of all executive officers, excluding himself.

The Compensation Committee has the sole authority to determine our Chief Executive Officer's compensation. The performance of our Chief Executive Officer is reviewed annually by the Compensation Committee.

Compensation Benchmarking and Peer Group

We have engaged a compensation consultant to review our policies and procedures with respect to executive compensation, and the Compensation Committee has considered its findings in setting compensation levels. Our Compensation Committee also informally considers competitive market practices by reviewing publicly available information relating to compensation of executive officers at other comparable companies.

Elements of Compensation

The principal elements of our executive compensation are:

- base salary;
- discretionary annual cash performance-based incentives;
- long-term incentive plan awards;
- severance benefits; and
- perquisites and other compensation.

Base Salaries

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. All of our named executive officers, other than our Chief Executive Officer, are subject to employment agreements, and accordingly each of their compensation has been determined as set forth in their respective agreement. When establishing base salaries for 2006, subject to the provisions of each person's employment agreement, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual's responsibility, the ability to replace the individual, the base salary of the individual at their prior employment and the number of well qualified candidates to assume the individual's role. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions at comparable companies.

Discretionary Annual Cash Performance-Based Incentives

Our Compensation Committee approves the annual cash incentive award for our Chief Executive Officer and each other named executive officer. Our Compensation Committee's determination, other than with respect to the Chief Executive Officer, is generally based upon our Chief Executive Officer's recommendations.

Our Compensation Committee has adopted a Short-Term Incentive Plan ("STIP") with two components, a return on invested capital ("ROIC") based component and a component based on the achievement of pre-determined individual objectives. Based on the determination of the objectives under the two components, the maximum percentage of base salary that may be earned by the named executive officers is 100%. STIP bonuses earned will be paid annually. No STIP bonus will be paid if either component is below a predetermined threshold.

In addition, our Compensation Committee has the authority to award discretionary annual bonuses to our executive officers in the form of cash. The annual bonuses, if any, are intended to compensate officers for individual performance, for our overall financial performance and for achieving important milestones. Bonuses for 2006 for Ms. Harmon and Mr. Hynes in the respective amounts of $130,000 and $100,000 were awarded as discretionary bonuses under the STIP.

Long-Term Incentive Plan Awards

In 2006, WHX did not have a long-term incentive plan.

For our named executive officers, our proposed stock option program is based on grants that will be individually negotiated in connection with employment agreements and other grants to our executives. Stock options provide a relatively straightforward incentive for our executives and result in less immediate dilution of existing stockholders' interests.

No stock option grants were made to any of the named executive officers during the fiscal year ended December 31, 2006. No options were held by the named executive officers as of December 31, 2006. Stockholder approval of the Company's 2007 Incentive Stock Plan is being sought so that the Company may begin to issue stock options to its directors, officers, employees, consultants and advisors in the future. It is contemplated that, if approved, the following grants of options will be made to our named executive officers: Robert K. Hynes, options to acquire 25,000 shares of the Company; Daniel P. Murphy, Jr., options to acquire 100,000 shares of the Company; and Ellen T. Harmon, options to acquire 25,000 shares of the Company.

The proposed stock option grants described above are required in the Acknowledgement and Release Agreements entered into with Messrs. Murphy and Hynes (as described below) and in the employment agreement entered into by and among the Company, H&H and Ms. Harmon. In each case, the options were required to be granted by a certain date (December 31, 2006 in the case of Mr. Murphy, June 30, 2006 in the case of Mr. Hynes, and September 30, 2006 in the case of Ms. Harmon), or "phantom" options were to have been issued. To date, no such "phantom" options have been issued.

Severance and Change in Control Benefits

We provide the opportunity for certain of our named executive officers to be protected under the severance and change in control provisions contained in their employment agreements. We provide this opportunity to attract and retain an appropriate caliber of talent for the position. Our severance and change in control provisions for our named executive officers are summarized below in "Potential Payments upon Termination or Change-in-Control." We believe that these severance and change in control benefits are an essential element of our executive compensation and assist us in recruiting and retaining talented executives.

Perquisites and Other Compensation

We provide the opportunity for our named executive officers and other executives to receive certain perquisites and general health and welfare benefits. For the last completed fiscal year, we provided the following personal benefits and perquisites to certain of our named executives officers: health insurance, automobile allowance or company car, life and disability insurance, 401(k) plan, golf club membership, financial, estate and tax planning, and various other matters.

Other Payments

Pursuant to Acknowledgement and Release Agreements, dated November 10, 2005, each of Messrs. Murphy and Hynes agreed to remain with the Company in the period after the Company's emergence from bankruptcy in July 2005. Each of Messrs. Murphy and Hynes agreed to remain an employee of the Company through at least March 31, 2006 in consideration for (i) a cash bonus of $250,000 paid on March 31, 2006 to Mr. Murphy, and $250,000 to Mr. Hynes, payable in installments, the last of which vest upon filing of the Company's 2004 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for 2005, (ii) an increase in the life insurance levels provided in the H&H Post-Retirement Life Insurance Program and (iii) the grant to Messrs. Murphy and Hynes of 100,000 options and 25,000 options, respectively, to purchase Common Stock upon our adoption of a stock option plan. As previously stated, these options were required to be granted by certain dates that have passed or "phantom" options were to have been issued. To date, no such "phantom" options have been issued. In addition, each of Messrs Murphy and Hynes provided a release to the Company. These payments were attributed to Messrs. Murphy's and Hynes' compensation in 2005.

Summary Compensation Table

The following table sets forth all compensation awarded to, paid to or earned by the following type of executive officers for the fiscal year ended December 31, 2006: (i) individuals who served as, or acted in the capacity of, the Company's principal executive officer for the fiscal year ended December 31, 2006; (ii) individuals who served as, or acted in the capacity of, the Company's principal financial officer for the fiscal year ended December 31, 2006; (iii) the Company's three most highly compensated executive officers, other than the chief executive and chief financial officer, who were serving as executive officers at the end of the fiscal year ended December 31, 2006 (of which there were only two); and (iv) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2006 (of which there were none). We refer to these individuals collectively as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Changes in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(h)	(i)	(j)
Glen M. Kassan Chief Executive Officer	2006	600,000	—	—	5,544	605,544
Robert K. Hynes Vice President and Chief Financial Officer	2006	256,538	100,000	23,294[1]	12,916[2]	392,748
Daniel P. Murphy, Jr. President of H&H (4)	2006	450,000	—	3,394[1]	32,555[3]	485,949
Ellen T. Harmon Vice President, General Counsel and Secretary	2006	235,000	130,000	—	8,876	373,876

(1) Represents the aggregate change in the actuarial present value of the accumulated benefit under all defined benefit and actuarial plans (including supplemental plans) for the prior completed fiscal year.

(2) Includes payments for supplemental healthcare, life insurance, car allowance and 401(k) matching payments.

(3) Includes payments for reimbursement of financial services, supplemental healthcare, life insurance, car allowance, club dues and 401(k) matching payments.

(4) Mr. Murphy's 2006 bonus has not yet been determined.

Grants of Plan-Based Awards

We made no grants of plan-based awards to any of our named executive officers in 2006.

Narrative Disclosure to Summary Compensation Table

The compensation paid to the named executive officers includes salary and non-equity incentive compensation. In addition, each named executive officer is eligible to receive contributions to his or her 401(k) plan under our matching contribution program.

In 2006, salaries and bonuses accounted for approximately 99% of total compensation for our principal executive officer and 94% on average for our other named executive officers.

Glen M. Kassan. Glen M. Kassan was appointed Chief Executive Officer on October 7, 2005. In 2006, our Compensation Committee approved a salary of $600,000 per annum for Mr. Kassan effective January 1, 2006. There is no employment agreement between the Company and Mr. Kassan regarding Mr. Kassan's employment with the Company.

Employment Agreements

Robert K. Hynes. Mr. Hynes is party to an employment agreement with WHX and H&H dated March 4, 2005 and whose initial term ended on June 30, 2005 and which by the terms of the employment agreement will automatically extend for successive one-year terms unless earlier terminated pursuant to its terms. Mr. Hynes' employment agreement provides for an annual base salary of no less than $250,000 and an annual bonus to be awarded at the Company's sole discretion.

In addition, Mr. Hynes, pursuant to his employment agreement, is entitled to receive health insurance coverage (if and to the extent provided to all other employees of the Company), four weeks paid vacation, a Company car and reimbursement for annual financial, estate and tax planning and preparation expense up to a maximum of 3% of his annual base salary in effect on January 1 of each tax year.

Daniel P. Murphy, Jr. Mr. Murphy is party to a two-year employment agreement with H&H dated February 11, 2004, whose initial term ended on February 11, 2006 and which by the terms of the employment agreement will automatically extend for successive one-year terms unless earlier terminated pursuant to its terms. Mr. Murphy's employment agreement provides for an annual salary of no less than $350,000 and an annual bonus to be awarded at H&H's sole discretion, as ratified by WHX's Board.

In addition, Mr. Murphy, pursuant to his employment agreement, is entitled to receive health insurance coverage (if and to the extent provided to all other employees of H&H), four weeks paid vacation, a Company car or car allowance not to exceed $1,000 per month, annual dues at a golf club of his selection which is reasonably acceptable to the Company, non-exclusive use of a two-bedroom apartment in the Rye, New York area and a reasonable relocation allowance, as determined by H&H.

Hynes and Murphy Acknowledgement and Release Agreements. In November 2005, each of Messrs. Murphy and Hynes entered into an Acknowledgement and Release Agreement with the Company pursuant to which each such executive agreed to remain with the Company in the period after the Company's emergence from bankruptcy in July 2005. Each of Messrs. Murphy and Hynes agreed to remain an employee of the Company through at least March 31, 2006 in consideration for (i) a cash bonus of $250,000 paid on March 31, 2006 to Mr. Murphy, and $250,000 to Mr. Hynes, payable in installments, the last of which vest upon filing of the Company's 2004 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for 2005, (ii) an increase in the life insurance levels provided in the H&H Post-Retirement Life Insurance Program, and (iii) the grant to Messrs. Murphy and Hynes of 100,000 options and 25,000 options, respectively, to purchase Common Stock upon our adoption of a stock option plan. In addition, each Acknowledgement and Release Agreement provided a release to the Company by such executive. The proposed stock options described above which were required in the Acknowledgement and Release Agreements entered into with Messrs. Murphy and Hynes were required, in each case, to be granted by a certain date (December 31, 2006 in the case of Mr. Murphy and June 30, 2006 in the case of Mr. Hynes), or "phantom" options were to have been issued. No such "phantom" options have been issued.

Ellen T. Harmon. On February 6, 2006, Ellen T. Harmon became Vice President, Secretary and General Counsel of the Company pursuant to a one-year employment agreement dated February 6, 2006, whose initial term expired on February 6, 2007 and which by the terms of the employment agreement was automatically extended on February 6, 2007 until February 6, 2008, and thereafter will automatically be further extended for successive one-year periods unless earlier terminated pursuant to its terms. Ms. Harmon's employment agreement provides for an annual base salary of $260,000, 25,000 options to purchase Common Stock upon adoption of a stock option plan, and an annual bonus to be awarded at the Company's sole discretion. The proposed stock option grants described above were required to be granted by September 30, 2006, or "phantom" options were to have been issued. No such "phantom" options have been issued.

In addition, pursuant to Ms. Harmon's employment agreement, she is entitled to four weeks paid vacation, health insurance coverage (if and to the extent provided to all other employees of the Company), a car allowance of up to $600 per month, and life insurance, disability insurance and 401(k) benefits, if and to the extent provided to executives of either WHX or H&H.

James F. McCabe, Jr. On February 1, 2007, James F. McCabe, Jr. entered into a one-year employment agreement with each of the Company and H&H effective on March 1, 2007, and which by the terms of the employment agreement, will automatically extend for successive one-year periods unless earlier terminated pursuant to its terms. The employment agreement provides for an annual salary of no less than $300,000 and an annual bonus to be awarded at the Company's sole discretion, provided that McCabe's bonus for 2007 will not be less than $100,000 as long as his employment has not been terminated for cause and as long as he has not voluntarily terminated his employment prior to April 1, 2008. In addition, the employment agreement provides for the grant of 50,000 options to purchase Company Common Stock upon the Company's adoption of a stock option plan and registration of underlying shares by September 30, 2007, or alternatively 50,000 "phantom" options in lieu of such options if such a plan has not been adopted by such date.

In addition, pursuant to Mr. McCabe's employment agreement, he is entitled to four weeks paid vacation, health insurance coverage (if and to the extent provided to all other employees of the Company), a temporary living allowance of $3,400 per month through February 2009, a car allowance of $600 per month, and life insurance, disability insurance and 401(k) benefits, if and to the extent provided to executives of either WHX or H&H.

As Mr. McCabe's employment did not commence until March 1, 2007, Mr. McCabe is not a named executive officer of the Company for the fiscal year ended December 31, 2006.

See "Potential Payments upon Termination or Change-in-Control" for further discussion on termination, retirement and change-in-control provisions of the employment agreements. ·

Potential Payments Upon Termination or a Change in Control

Robert K. Hynes. In the event that either of the following occurs: (i) the Company terminates Mr. Hynes' employment, other than with cause and other than due to his death or disability, or (ii) Mr. Hynes elects termination following a reduction in his annual base salary, a relocation of the Company's headquarters more than 50 miles from New York, New York, or a failure by the

Company to obtain a satisfactory agreement from a successor to assume the employment agreement, and the Company fails to cure such events within 30 days after receipt of written notice from Mr. Hynes, he or his personal representative or estate, as applicable, will receive a payment of one-year's base salary at the highest rate in effect for the twelve preceding months plus any bonus plan compensation that has been accrued and he will also be entitled to receive the other benefits to which he is entitled for a period of twelve months following such termination or until such time he becomes eligible to receive comparable benefits from a subsequent employer, if earlier.

In the event that the Company terminates Mr. Hynes' employment for conduct that is materially injurious to the Company, for any act that constitutes fraud, misappropriation, embezzlement or a felony, or Mr. Hynes' material breach of his employment agreement, Mr. Hynes will receive his base salary through the date of termination and the Company will have no further obligation to Mr. Hynes.

Daniel P. Murphy, Jr. In the event that either of the following occurs, Mr. Murphy will receive a payment of two years' base salary at the base salary in effect at the time of termination: (i) Mr. Murphy's employment agreement is terminated by H&H other than with cause and other than due to Mr. Murphy's death or disability, or (ii) Mr. Murphy elects termination following a material diminution in his position or a relocation of H&H's headquarters more than 50 miles from Rye, New York and Agawam, Massachusetts and H&H fails to cure such diminution or relocation within ten days of receipt of written notice of termination from Mr. Murphy. In the event that Mr. Murphy's employment is terminated due to his death or disability or with cause, which includes conduct that is materially injurious to H&H, any act that constitutes fraud, misappropriation, embezzlement or a felony, or Mr. Murphy's material breach of his employment agreement, H&H will have no further obligation to Mr. Murphy.

Following a change in control of H&H, Mr. Murphy will be entitled to terminate his employment and receive a payment of two years' base salary at the base salary in effect at the time of termination. In the event of a change of control, H&H has ten days from the receipt of any notice of termination from Mr. Murphy to request Mr. Murphy to continue his employment at his then present base salary on a pro rata basis for 60 days from such request.

Ellen T. Harmon. In the event that either of the following occurs, Ms. Harmon will receive a payment of one year's base salary at the base salary in effect at the time of termination together with monthly COBRA payments of any health-related benefits (medical, dental, and vision) as are then in effect for a period of twelve months following such termination or until such time as she becomes eligible to receive comparable benefits from a subsequent employer, if earlier, any bonus payments which she may be then entitled to, and a car allowance for a one year period after termination: (i) Ms. Harmon's employment agreement is terminated by the Company other than with cause or other than due to Ms. Harmon's death or disability, or (ii) Ms. Harmon elects termination following a material diminution in her position or a relocation of the Company's headquarters more than 50 miles from Rye, New York and the Company fails to cure such diminution or relocation within ten days of receipt of written notice of termination from Ms. Harmon.

In the event that Ms. Harmon's employment is terminated due to death or disability or with cause, which includes conduct that is materially injurious to the Company, any act that constitutes fraud, misappropriation, embezzlement or a felony or sexual or other harassment of any employee of either WHX or H&H, the willful or continued failure by Ms. Harmon to substantially perform her duties, or Ms. Harmon's material violation or breach of her employment agreement, she will be entitled to receive the aggregate of any due but unpaid compensation through the date of termination. In the event that Ms. Harmon's employment is terminated due to her death or due to her disability, her estate will be paid all life insurance proceeds to which it is entitled and she will be paid any disability insurance proceeds to which she is entitled, respectively.

James F. McCabe, Jr. In the event that either of the following occurs, Mr. McCabe will receive a payment of one year's base salary at the base salary in effect at the time of termination, monthly COBRA payments of any health-related benefits (medical, dental, and vision) as are then in effect for a period of twelve months following such termination or until such time as he becomes eligible to receive coverage from a subsequent employer, if earlier, and a car (not living) allowance for a one year period after termination: (i) Mr. McCabe's employment agreement is terminated by the Company other than with cause or other than due to Mr. McCabe's death or disability, or (ii) Mr. McCabe elects termination following a material diminution in his position or a relocation of the Company's headquarters and the Company fails to cure such diminution or relocation within ten days of receipt of written notice of termination from Mr. McCabe.

In the event that Mr. McCabe's employment is terminated due to death or disability or with cause, which includes conduct that is materially injurious to the Company, any act that constitutes fraud, misappropriation, embezzlement or a felony or sexual or other harassment of any employee of either WHX or H&H, the willful or continued failure by Mr. McCabe to substantially perform his duties, or Mr. McCabe's material violation or breach of his employment agreement, he will be entitled to receive the aggregate of any due but unpaid compensation through the date of termination. In the event that Mr. McCabe is terminated due to his death or due to his disability, his estate will be paid all life insurance proceeds to which it is entitled and he will be paid any disability insurance proceeds to which he is entitled, respectively.

Pension Benefits

The following table summarizes the pension benefits held by our named executive officers in 2006.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
(a)	(b)	(c)	(d)	(e)
Glen M. Kassan Chief Executive Officer	--	--	--	--
Robert K. Hynes Vice President and Chief Financial Officer	WHX Pension Plan	16.417	$352,673	0
	H&H SERP	16.417	$93,852	0
Daniel P. Murphy, Jr. President of H&H	WHX Pension Plan	4.0	$86,967	0
	H&H SERP	4.0	$65,805	0
Ellen T. Harmon Vice President, General Counsel and Secretary	--	--	--	--

The WHX Pension Plan, a defined benefit plan, provides benefits to certain current and former employees of the Company and its current and former subsidiaries, H&H and Wheeling-Pittsburgh Steel Corporation.

In 2005, the WHX Pension Plan was amended to freeze benefit accruals for all hourly non-bargained and salaried H&H plan participants and to close the WHX Pension Plan to future entrants. The only participants who continue to receive benefit accruals are approximately 260 active employees who are covered by collective bargaining agreements.

The WHX Pension Plan provides for annual benefits following normal retirement at various normal retirement ages, under a variety of benefit formulas depending on the covered group. The bargained participants earn benefits under a service multiplier arrangement that varies based on collective bargaining agreements. For all other participants, the frozen benefits are based on either multiplier arrangements for hourly-paid participants or a percentage of final average earnings formula for salaried participants.

The WHX Pension Plan provides benefits to two of the named executive officers, Messrs. Hynes and Murphy. For purposes of H&H salaried participants, such as Messrs. Hynes and Murphy, "compensation" includes base salary earned prior to December 31, 2005. The WHX Pension Plan does not include any amount payable as a bonus, commission, overtime premium, shift differential, reward, prize or any type of compensation other than regular fixed salary or wage. The annual limit on compensation has been adjusted in accordance with Code Section 401(a)(17)(B) which allowed for maximum compensation of $210,000 in plan year 2005, earnings in years thereafter are not included in the calculation of benefits under the WHX Pension Plan. Prior to January 1, 2006, certain H&H executives, including Messrs. Hynes and Murphy, earned benefits under the Handy & Harman SERP. The SERP restored benefits lost due to the 401(a)(17) compensation limit and included into the definition of compensation, 25% of annual Management Incentive Plan awards.

The WHX Pension Plan provides for early retirement under a variety of eligibility rules pertinent to each covered group. Early retirement benefits are the retirement income that would be applicable at normal retirement, reduced either by a fixed factor per month or on an actuarial equivalence basis, depending on the covered group. Mr. Hynes is the only named executive officer meeting the requirements needed to take early retirement, without reduction per the applicable schedule of the WHX Pension Plan. The normal form of payment under the WHX Pension Plan also varies, but is a straight life annuity for most participants and a ten-year certain and life annuity for others. The Wheeling-Pittsburgh Steel Corporation bargained participants earn a straight life annuity under a 414(k) arrangement and have the option to take up to $10,000 of their defined contribution plan assets as a lump sum.

The foregoing table shows years of credited service, present value of accumulated benefit payable by the Company, and payments made by the Company during the last fiscal year for each named executive officer. The valuation method and material assumptions applied in quantifying the present value of accumulated benefit are set forth in Note 7 to the Company's Consolidated Financial Statements contained in its Form 10-K for the year ended December 31, 2006.

Director Compensation

The following table summarizes compensation that our directors earned during 2006 for services as members of our Board of Directors.

Name	Fees Earned or Paid in Cash ($)	Total ($)
(a)	(b)	(h)
Warren G. Lichtenstein	-	-
Jack L. Howard	-	-
Glen M. Kassan	-	-
Louis Klein, Jr.	30,800	30,800
Daniel P. Murphy, Jr.	-	-
Joshua E. Schechter	-	-
Garen W. Smith	25,500	25,500[1]
John J. Quicke	-	

(1) In addition, Mr. Smith and his wife also receive medical benefits pursuant to an agreement entered into as of June 19, 2002 by and between the Company, Unimast Incorporated ("Unimast") and Mr. Smith in connection with the sale by the Company of Unimast, its wholly-owned subsidiary, and the termination of Mr. Smith's employment as President and Chief Executive Officer of Unimast.

Effective January 10, 2007, our Board of Directors adopted the following compensation schedule for non-affiliated directors:

Annual Retainer for Directors:	$25,000
Board Meeting Fee:	$1,500
Annual Retainer for Committee Chair (other than Audit Committee Chair):	$5,000
Committee Meeting Fee (other than for Audit Committee):	$1,000
Special Committee Fee:	$10,000
Annual Retainer for Audit Committee Members:	$5,000
Annual Retainer for Audit Committee Chair:	$10,000

Deferred Compensation Agreements

Except as described with respect to the employment agreements of Messrs. Hynes and Murphy or Ms. Harmon, no plan or arrangement exists which results in compensation to a named executive officer in excess of $100,000 upon such officer's future termination of employment or upon a change-of-control.

Compensation Committee Interlocks and Insider Participation

No member of our Board's Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Compensation Committee.

Compensation Committee Report

We have reviewed and discussed with management certain Executive Compensation and Compensation Discussion and Analysis provisions to be included in this Annual Report on Form 10-K. Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the Executive Compensation and Compensation Discussion and Analysis provisions referred to above be included in the Company's Annual Report on Form 10-K.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Louis Klein, Jr.
Garen W. Smith

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Securities Authorized for Issuance Under Equity Compensation Plans

No securities have been issued or are authorized for issuance under equity compensation plans.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the beneficial ownership of shares of our Common Stock as of April 5, 2007, held by:

- Each person who beneficially owns 5% or more of the shares of Common Stock then outstanding;
- Each of our directors;
- Each of our named executive officers;
- All of our directors and executive officers as a group.

The information in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options, if any, held by that person that were exercisable on April 5, 2007 or would be exercisable within 60 days following April 5, 2007 are considered outstanding. Such shares, however, are not considered outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge and unless otherwise indicated, each stockholder has sole voting power and investment power over the shares listed as beneficially owned by such stockholder, subject to community property laws where applicable. Percentage ownership is based on 10,000,498 shares of Common Stock outstanding as of April 5, 2007. Unless otherwise listed in the table below, the address of each such beneficial owner is c/o WHX Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Steel Partners II, L.P. (1) 590 Madison Avenue New York, New York 10022	5,029,793	50.3%
Praesidium Investment Management Company, LLC (2) 747 Third Avenue New York, New York 10017	726,541	7.27%
Wynnefield Capital Management, LLC (3) 450 Seventh Avenue, Suite 509 New York, NY 10123	647,595	6.50%
GAMCO Investors, Inc. (4) One Corporate Center Rye, New York 10580-1435	620,270	6.20%
Warren G. Lichtenstein (1)	5,029,793	50.3%
Ellen T. Harmon	0	0
Jack L. Howard	0	0
Robert K. Hynes	0	0
Glen M. Kassan	0	0
Louis Klein, Jr.	2,000	*
James F. McCabe, Jr.	0	0
Daniel P. Murphy, Jr.	0	0
John J. Quicke	0	0
Joshua E. Schechter	0	0
Garen W. Smith (5)	285	*
All Directors and Executive Officers as a Group (11 persons)	5,032,078	50.3%

* less than 1%

(1) Based upon Amendment No. 2 to Schedule 13D it filed on October 31, 2005, Steel Partners II beneficially owns 5,029,793 shares of Common Stock. Partners L.L.C., as the general partner of Steel Partners II, may be deemed to beneficially own the shares of Common Stock owned by Steel Partners II. Mr. Lichtenstein, as the sole executive officer and managing member of Partners L.L.C., may be deemed to beneficially own the shares of Common Stock owned by Steel Partners II. Mr. Lichtenstein has sole voting and dispositive power with respect to the 5,029,793 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock owned by Steel Partners II except to the extent of his pecuniary interest therein.

(2) Based on a Schedule 13G it filed on November 15, 2005, Praesidium Investment Management Company, LLC beneficially owns 726,541 shares of Common Stock.

(3) Based on a Schedule 13G it filed on February 15, 2007, a group including Wynnefield Capital Management, LLC beneficially owns 647,595 shares of Common Stock.

(4) Based on a Schedule 13D/A it filed on November 3, 2006, GAMCO Investors, Inc. beneficially owns 620,270 shares of Common Stock.

(5) Includes 138 shares of Common Stock issuable upon his exercise of a warrant within 60 days hereof.

Item 13. ***Certain Relationships and Related Transactions***

Warren G. Lichtenstein, Chairman of the Board of the Company, is also the sole executive officer and managing member of Partners LLC, the general partner of Steel Partners II. Mr. Lichtenstein is also the President, Chief Executive Officer and a Director of SPL, a management and advisory company that provides management services to Steel Partners II and its affiliates. Steel Partners II owns 5,029,793 shares of the Company's Common Stock. In addition, Glen M. Kassan (Director and Chief Executive Officer of WHX), John J. Quicke (Director and Vice President of WHX), Jack L. Howard (Director) and Joshua E. Schechter (Director) are employees of SPL, an affiliate of Steel Partners II.

To our knowledge, there are no transactions involving the Company and any related person, as that term is used in applicable SEC regulations, in the fiscal year ended December 31, 2006 which are required to be disclosed in this Annual Report on Form 10-K which are not disclosed. Our Board of Directors is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related party transactions.

Item 14. ***Principal Accountant Fees and Services***

The Audit Committee's policy is to pre-approve services to be performed by the Company's independent public accountants in the categories of audit services, audit-related services, tax services and other services. Additionally, the Audit Committee will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. The Audit Committee has approved all fees and advised us that it has determined that the non-audit services rendered by PwC during our most recent fiscal year are compatible with maintaining the independence of such auditors.

Audit Fees

The aggregate fees billed by PwC for professional services rendered for the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and for the reviews of the interim financial statements included in our Quarterly Reports on Form 10-Q for that fiscal year were $2,126,888. The aggregate fees billed by GT for professional services rendered for the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and for the reviews of the interim financial statements included in our Quarterly Reports on Form 10-Q for that fiscal year were $1,680,144.

Audit-Related Fees

There were no fees billed by PwC or GT for audit-related services for the fiscal years ended December 31, 2006 and December 31, 2005.

Tax Fees

The aggregate fees billed by PwC for tax services for the fiscal year ended December 31, 2005 were $18,442. For the fiscal year ended December 31, 2005, these fees related to tax compliance, preparation of tax returns, tax planning and tax assistance for international service employees. There were no fees billed by GT for tax services for the fiscal year ended December 31, 2006.

All Other Fees

The aggregate fees billed by PwC for bankruptcy case administration for the fiscal year ended December 31, 2005 were $237,851. There were no fees for other professional services rendered during the fiscal year ended December 31, 2006.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) 3. ***Exhibits***

2.1 First Amended Chapter 11 Plan of Reorganization of the Company, dated June 8, 2005 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed July 28, 2005).

2.2 Third Amended Joint Plan of Reorganization of Wheeling-Pittsburgh Steel Corporation, dated May 19, 2003 (incorporated by reference to Exhibit 2.1 to Wheeling-Pittsburgh Corporation's Registration Statement on Form 10).

3.1 Amended and Restated Certificate of Incorporation of WHX (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K filed December 27, 2006).

3.2 Amended and Restated By-Laws of WHX (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed December 27, 2006).

4.1 Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Congress Financial Corporation, dated March 31, 2004 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-K filed April 14, 2004).

4.2 Consent and Amendment No. 1 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Congress Financial Corporation, dated as of August 31, 2004 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q filed November 15, 2004).

4.3 Amendment No. 2 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Congress Financial Corporation, dated as of October 29, 2004 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q filed November 15, 2004).

4.4 Amendment No. 3 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Congress Financial Corporation, dated as of December 29, 2004) (incorporated by reference to Exhibit 4.4 to the Company's Form 10-K filed December 27, 2006).

4.5 Amendment No. 4 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Wachovia Bank, National Association, a national banking association, successor by merger to Congress Financial Corporation, dated as of May 20, 2005) (incorporated by reference to Exhibit 4.5 to the Company's Form 10-K filed December 27, 2006).

4.6 Amendment No. 5 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Wachovia Bank, National Association, a national banking association, successor by merger to Congress Financial Corporation, dated as of September 8, 2005) (incorporated by reference to Exhibit 4.6 to the Company's Form 10-K filed December 27, 2006).

4.7 Amendment No. 6 and Waiver to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Wachovia Bank, National Association, a national banking association, successor by merger to Congress Financial Corporation, dated as of December 29, 2005) (incorporated by reference to Exhibit 4.7 to the Company's Form 10-K filed December 27, 2006).

4.8 Consent and Amendment No. 7 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Wachovia Bank, National Association, a national banking association, successor by merger to Congress Financial Corporation, dated as of January 24, 2006) (incorporated by reference to Exhibit 4.8 to the Company's Form 10-K filed December 27, 2006).

4.9 Amendment No. 8 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Wachovia Bank, National Association, a national banking association, successor by merger to Congress Financial Corporation, dated as of March 31, 2006 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed April 6, 2006).

4.10 Amendment No. 9 to the Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Wachovia Bank, National Association, a national banking association, successor by merger to Congress Financial Corporation, dated as of July 18, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed July 24, 2006).

4.11 Amendment No. 10 to the Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Wachovia Bank, National Association, a national banking association, successor by merger to Congress Financial Corporation, dated as of October 30, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed November 03, 2006).

4.12 Amendment No. 11 to the Loan and Security Agreement by and among Handy & Harman and its subsidiaries, and Wachovia Bank, National Association, as agent, dated December 28, 2006 (incorporated by reference to Exhibit 99.1.3 to the Company's Form 8-K filed January 4, 2007).

4.13 Amendment No. 12 to the Loan and Security Agreement by and among Handy & Harman and its subsidiaries, and Wachovia Bank, National Association, as agent, dated December 28, 2006 (incorporated by reference to Exhibit 99.1.4 to the Company's Form 8-K filed January 4, 2007).

4.14 Amendment No. 13 to the Loan and Security Agreement by and among Handy & Harman and its subsidiaries, and Wachovia Bank, National Association, as agent, dated March 29, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed March 30, 2007).

4.15 Certificate of Designations, Preferences and Other Rights and Qualifications of Series A Preferred Stock of WHX CS Corp. (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed November 1, 2005).

4.16 Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Ableco Finance LLC, dated March 31, 2004 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K filed April 14, 2004).

4.17 Loan and Security Agreement Amendment by and among Handy & Harman, certain of its affiliates and Canpartners Investments IV, LLC, dated as of October 29, 2004 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-Q filed November 15, 2004).

4.18 Amendment No. 2 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Canpartners Investments IV, LLC, dated as of December 29, 2004.

4.19 Amendment No. 3 and Waiver to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Steel Partners II, L.P., successor by assignment from Canpartners Investments IV, LLC, dated as of December 29, 2005.

4.20 Consent and Amendment No. 4 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Steel Partners II, L.P., successor by assignment from Canpartners Investments IV, LLC, dated as of January 24, 2006.

4.21 Amendment No. 5 to Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Steel Partners II, L.P., successor by assignment from Canpartners Investments IV, LLC, dated as of March 31, 2006 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed April 6, 2006).

4.22 Amendment No. 6 to the Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Steel Partners II, L.P., successor by assignment from Canpartners Investments IV, LLC, dated as of July 18, 2006 (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed July 24, 2006).

4.23 Amendment No. 7 to the Loan and Security Agreement by and among Handy & Harman, certain of its affiliates and Steel Partners II, L.P., successor by assignment from Canpartners Investments IV, LLC, dated as of October 30, 2006 (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed November 3, 2006).

4.24 Amendment No. 8 to the Loan and Security Agreement by and among Handy & Harman and its subsidiaries, and Steel Partners II, L.P, dated December 28, 2006 (incorporated by reference to Exhibit 99.1.5 to the Company's Form 8-K filed January 4, 2007).

4.25 Amendment No. 9 to the Loan and Security Agreement by and among Handy & Harman and its subsidiaries, and Steel Partners, II, L.P. dated December 28, 2006 (incorporated by reference to Exhibit 99.1.6 to the Company's Form 8-K filed January 4, 2007).

4.26	Amendment No. 10 to the Loan and Security Agreement by and among Handy & Harman and its subsidiaries, and Steel Partners, II, L.P. dated March 29, 2007 (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed March 30, 2007).
4.27	Loan and Security Agreement by and among BZ Acquisition Corp., Bairnco Corporation and Steel Partners II, L.P., dated April 17, 2007 (incorporated by reference to Exhibit 99.3 to the Company's Form 8-K filed April 12, 2007).
4.28	Subordinated Loan and Security Agreement between WHX Corporation and Steel Partners II, L.P., dated April 17, 2007 (incorporated by reference to Exhibit 99.4 to the Company's Form 8-K filed April 12, 2007).
*4.29	Revolving Credit Facility entered into by and among Bairnco Corporation, Arlon, Inc., Kasco Corporation, Bertram & Graf Gmbh, Atlantic Service Co. Ltd., Atlantic Service Co. (UK) Ltd. and Eurokasco S.A., as borrowers, and certain financial institutions, as lenders and Bank of America, N.A., as agent, dated November 9, 2006.
*4.30	Amendment No. 1 to Revolving Credit Facility entered into by and between Bairnco Corporation and Bank of America, N.A., dated March 23, 2007.
*4.31	Amendment No. 2 to Revolving Credit Facility entered into by and between Bairnco Corporation and Bank of America, N.A., dated April 24, 2007
10.1	Settlement and Release Agreement by and among Wheeling-Pittsburgh Steel Corporation ("WPSC") and Wheeling-Pittsburgh Corporation ("WPC"), the Company and certain affiliates of WPSC, WPC and the Company (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed May 30, 2001).
10.2	Amended and Restated Employment Agreement by and among WHX, H&H and Robert K. Hynes, dated as of March 4, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed March 8, 2005).
10.3	Employment Agreement by and between H&H and Daniel P. Murphy, effective February 11, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed November 15, 2004).
10.4	Warrant Agreement by and between the Company and Equiserve Trust Company, N.A., dated as of July 29, 2005) (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K filed December 27, 2006).
10.5	Acknowledgement and Release dated November 14, 2005, by and among WHX, H&H and Robert K. Hynes (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed April 6, 2006).
10.6	Acknowledgement and Release dated November 10, 2005, by and between H&H and Daniel P. Murphy (incorporated by reference to Exhibit 10.1 to the Company's 8K filed April 6, 2006).
10.7	Employment Agreement by and among WHX, H&H and Ellen T. Harmon, dated as of February 6, 2006) (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed December 27, 2006).
10.8	Stock Purchase Agreement by and between WHX CS Corp. and Steel Partners II, L.P., dated October 26, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed November 1, 2005).
10.9	Supplemental Executive Retirement Plan (As Amended and Restated as of January 1, 1998) (incorporated by reference to Exhibit 10.9 to the Company's Form 10-K filed December 27, 2006).
10.10	Agreement by and among the Pension Benefit Guaranty Corporation, WHX Corporation, Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Corporation and the United Steel Workers of America, AFL-CIO-CLC, dated as of July 31, 2003) (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed December 27, 2006).
10.11	2006 Bonus Plan of the Company) (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K filed December 27, 2006).
10.12	Settlement Agreement by and among WHX Corporation, Handy & Harman, and Pension Benefit Guaranty Corporation dated December 28, 2006 (incorporated by reference to Exhibit 99.1.2 to the Company's Form 8-K filed January 4, 2007
10.13	Asset Purchase Agreement by and among Illinois Tool Works Inc., ITW Canada, OMG Roofing, Inc., and OMG, Inc., dated December 28, 2006) (incorporated by reference to Exhibit 10.12 to the Company's Form 10-K filed March 9, 2007).
*10.14	Employment Agreement by and among WHX Corporation, Handy & Harman, and James McCabe dated as of February 1, 2007.

14.1	Code of Ethics of WHX Corporation (incorporated by reference to Exhibit 14.1 to the Company's Form 10-K filed December 27, 2006).
21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 to the Company's Form 10-K filed December 27, 2006).
*31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32	Certification by Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Financial Statements and Schedules:

1. Audited Financial Statements of WHX Corporation (Parent Only). See pages F-1 to F-10.
2. Schedule II – Valuation and Qualifying Accounts and Reserves. See Page F-11

* - filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 18, 2007.

WHX CORPORATION

By: /s/ Glen M. Kassan
Name: Glen M. Kassan
Title: Chief Executive Officer

POWER OF ATTORNEY

WHX Corporation and each of the undersigned do hereby appoint Glen M. Kassan and Robert K. Hynes, and each of them severally, its or his true and lawful attorney to execute on behalf of WHX Corporation and the undersigned any and all amendments to this Annual Report on Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; each of such attorneys shall have the power to act hereunder with or without the other.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By: /s/ Warren G. Lichtenstein Warren G. Lichtenstein, Chairman of the Board	May 18, 2007 Date
By: /s/ Glen M. Kassan Glen M. Kassan, Director and Chief Executive Officer (Principal Executive Officer)	May 18, 2007 Date
By: /s/ Robert K. Hynes Robert K. Hynes, Chief Financial Officer (Principal Accounting Officer)	May 18, 2007 Date
By: /s/ Joshua E. Schechter Joshua E. Schechter, Director	May 18, 2007 Date
By: /s/ John J. Quicke John J. Quicke, Director	May 18, 2007 Date
By: /s/ Louis Klein, Jr. Louis Klein, Jr., Director	May 18, 2007 Date
By: /s/ Jack L. Howard Jack L. Howard, Director	May 18, 2007 Date
By: /s/ Daniel P. Murphy, Jr. Daniel P. Murphy, Jr., Director	May 18, 2007 Date
By: /s/ Garen W. Smith Garen W. Smith, Director	May 18, 2007 Date

Exhibit 31.1

CERTIFICATIONS

I, Glen M. Kassan, certify that:

1. I have reviewed this annual report on Form 10-K of WHX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Glen M. Kassan
Glen M. Kassan
Principal Executive Officer

May 18, 2007

Exhibit 31.2

CERTIFICATIONS

I, Robert K. Hynes, certify that:

1. I have reviewed this annual report on Form 10-K of WHX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Robert K. Hynes
Robert K. Hynes
Principal Financial Officer

May 18, 2007

Exhibit 32

Section 1350 Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of WHX Corporation, a Delaware corporation (the "Corporation"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2006 (the "Form 10-K") of the Corporation fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ Glen M. Kassan
Glen M. Kassan
Principal Executive Officer

May 18, 2007

/s/ Robert K. Hynes
Robert K. Hynes
Principal Financial Officer

May 18, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
WHX Corporation

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of WHX Corporation and Subsidiaries, as of and for the year ended December 31, 2006, referred to in our report dated May 14, 2007, which is included in Item 8 of this Form 10-K. Our report on the consolidated financial statements includes an explanatory paragraph, which discusses the change in the method of accounting for the Company's pension and post retirement obligations in 2006 as discussed in Note 7 to the consolidated financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Item 15(b)(1) and Item 15(b)(2) are presented for purposes of additional analysis and are not a required part of the basic financial statements. These schedules, as of and for the year ended December 31, 2006, have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Grant Thornton LLP
New York, New York
May 14, 2007

Report of Independent Registered Public Accounting Firm on Financial Statement Schedules

To the Board of Directors and
Stockholders of WHX Corporation:

Our audits of the consolidated financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 (the "2005 consolidated financial statements") referred to in our report dated December 14, 2006 appearing in the 2006 Annual Report to Shareholders of WHX Corporation (which report and consolidated financial statements are included in Item 8 of this Form 10-K) also included an audit of the financial statement schedules as of December 31, 2005 and for the two-year period ended on December 31, 2005 listed in Item 15(b) (1) and Item 15(b) (2) (the "2005 Schedules")of this Form 10-K. In our opinion, the 2005 Schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in Note 1 to the WHX Corporation (Parent Only) financial statements as of December 31, 2005 included in the annual report on Form 10-K for the year ended December 31, 2005 (the "2005 WHX Financial Statements"), the 2003 consolidated financial statements and the 2003 WHX financial statements have been restated.

The accompanying WHX financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 have been prepared assuming that WHX Corporation ("WHX") will continue as a going concern. As more fully described in Note 1 to the 2005 WHX Financial Statements, WHX had their plan of reorganization (the "Plan") approved by the bankruptcy court and emerged from bankruptcy effective July 29, 2005. The Plan resulted in the discharge of all pre-bankruptcy claims against WHX, except for its liability to its pension plan, and substantially altered the rights and interests of equity security holders. WHX is a holding company with no bank facility of its own and since emerging from bankruptcy has not had access to dividends from its only operating subsidiary, Handy & Harman ("H&H"). Additionally, H&H's credit facility was scheduled to mature on March 31, 2007 and H&H has also experienced certain liquidity issues, as more fully described in Note 1 to the 2005 WHX Financial Statements. WHX has as its principal source of cash certain limited discrete transactions and has significant cash requirements including the funding of the WHX Pension Plan and certain other administrative costs. If WHX does not obtain additional liquidity, it is likely that WHX will not have sufficient cash to continue to operate through 2007 and pay its liabilities as they become due in the normal course of business. These conditions raise substantial doubt about the ability of WHX to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the 2005 WHX Financial Statements. The 2005 WHX Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
December 14, 2006

WHX CORPORATION (PARENT ONLY)

Statements of Operations

	Year ended December 31,		
	2006	2005	2004
		(in thousands)	
Expenses (credits):			
Pension credit	$ (4,785)	$ (2,101)	$ (3,957)
Administrative and general expense	3,813	10,734	10,198
Subtotal - expenses (credits)	(972)	8,633	6,241
Interest expense	-	2,008	10,775
Interest income	(1,004)	(3,084)	(2,264)
Chapter 11 and related reorganization expenses	-	9,454	-
Equity in after-tax losses of subsidiaries	(20,126)	(17,876)	(131,632)
Other income - net	-	230	5,940
Loss before taxes	(18,150)	(34,657)	(140,444)
Tax provision (benefit)	-	-	-
Net loss	(18,150)	(34,657)	(140,444)
Add: Extinguishment of preferred stock	-	257,782	-
Less: Dividend requirement for preferred stock	-	3,561	19,424
Net income (loss) applicable to common stock	$ (18,150)	$ 219,564	$ (159,868)

SEE NOTES TO PARENT ONLY FINANCIAL STATEMENTS

WHX CORPORATION (PARENT ONLY)

Balance Sheets

	December 31, 2006	December 31, 2005
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 102	$ 6
Other current assets	238	284
Total current assets	340	290
Investment in and advances to subsidiaries - net	(8,995)	(22,122)
Intangible pension asset	-	586
Subordinated Note - Handy & Harman	-	52,374
Deferred charges and other assets	-	27
	$ (8,655)	$ 31,155
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,043	$ 629
Accrued expenses	620	4,413
Total current liabilities	1,663	5,042
Accrued pension liability	53,445	16,216
Additional minimum pension liability	-	65,601
	55,108	86,859
Commitments and contingencies		
Stockholders' (Deficit) Equity:		
Preferred stock - $.10 par value; authorized 5,000 shares; issued and outstanding -0- shares , as of December 31, 2006 and 2005	-	-
Common stock - $.01 par value; authorized 40,000 shares; issued and outstanding: 10,000 shares, as of December 31, 2006 and 2005	100	100
Accumulated other comprehensive loss	(47,335)	(57,426)
Additional paid-in capital	394,308	394,308
Warrants	1,287	1,287
Accumulated deficit	(412,123)	(393,973)
	(63,763)	(55,704)
	$ (8,655)	$ 31,155

SEE NOTES TO PARENT ONLY FINANCIAL STATEMENTS

WHX CORPORATION (PARENT ONLY)

Statements of Cash Flows

	Year ended December 31,		
	2006	2005	2004
		(in thousands)	
Cash Flows From Operating Activities			
Net loss	$ (18,150)	$ (34,657)	$ (140,444)
Non cash income and expenses			
Amortization of deferred financing fees	27	192	992
Gain on WPSC note recovery	-	-	(5,596)
Equity in loss of subsidiaries	20,126	17,876	131,632
Interest accrued	(1,004)	(3,084)	(2,263)
Decrease/(increase) in working capital elements			
Receivables - including affiliated companies	11,125	15,770	57,301
Other current	(21,207)	3,441	(6,194)
Other items (net)	179	10	2,571
Net cash (used in)/provided by operating activities	(8,904)	(452)	37,999
Cash Flows from Investing Activities			
Handy & Harman - Subordinated Note	9,000	-	(43,449)
Proceeds from sale of WPSC note	-	-	5,596
Net cash provided by (used in) by investing activities	9,000	-	(37,853)
Net cash provided by (used in) financing activities	-	-	-
Increase/(decrease) in cash and cash equivalents	96	(452)	146
Cash and cash equivalents at beginning of period	6	458	312
Cash and cash equivalents at end of period	$ 102	$ 6	$ 458

SEE NOTES TO PARENT ONLY FINANCIAL STATEMENTS

NOTES TO WHX PARENT ONLY FINANCIAL STATEMENTS

Note 1 - Background

Basis of Presentation:

The WHX Corporation (Parent Only) ("WHX") financial statements include the accounts of all subsidiary companies accounted for under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles ("GAAP") have been condensed or omitted. These WHX parent only financial statements are prepared on the same basis of accounting as the WHX consolidated financial statements, except that the WHX subsidiaries are accounted for under the equity method of accounting. For a complete description of the accounting policies and other required GAAP disclosures, refer to the Company's audited consolidated financial statements for the year ended December 31, 2006 contained in Item 8 of this Form 10-K (the "consolidated financial statements").

WHX is a holding company that has been structured to invest in and manage a group of businesses. Its primary subsidiary company is Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business units encompass three segments: precious metals, tubing, and engineered materials. WHX Corporation, together with all of its subsidiaries, are referred to herein as "the Company". In April 2007, WHX acquired Bairnco Corporation ("Bairnco"). See Note 6- Subsequent Event.

Management's Plans and Liquidity:

WHX incurred net losses of $18.2 million, $34.7 million and $140.4 million for the years ended December 31, 2006, 2005 and 2004, respectively and an accumulated deficit of $412.1 million as of December 31, 2006.

In March 2005, WHX filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Following WHX's emergence from bankruptcy in July 2005, it continued to experience liquidity issues. WHX is a holding company and has as its sole source of cash flow distributions from its operating subsidiaries, H&H and Bairnco (see Note 6 – Subsequent Event), or other discrete transactions. H&H's bank credit facilities and term loan effectively do not permit it to transfer any cash or other assets to WHX, (with the exception of unsecured loans to be used to make required contributions to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions), and are collateralized by substantially all of H&H's assets. Bairnco's revolving credit facility with Bank of America, N.A. permits distributions by Bairnco to WHX under certain conditions, as described in Note 6. WHX has no bank credit facility of its own. WHX's ongoing operating cash flow requirements consist of funding the minimum requirements of the WHX Pension Plan and paying other administrative costs.

Since emerging from bankruptcy, due to covenant restrictions in H&H's credit facilities, there have been no dividends from H&H to WHX, and the sole sources of cash flow for WHX have consisted of:

- The issuance of $5.1 million in preferred stock by a newly created subsidiary (WHX CS Corp.) in October 2005, which was invested in the equity of a public company (Cosine Communications Inc.), and
- partial payment of the H&H subordinated debt to WHX of $9.0 million, which required the approval of the banks participating in the H&H bank facility. Subsequent to this transaction, in 2006, the remaining intercompany subordinated debt balance of $44.2 million was converted to equity.
- As permitted by the March 29, 2007 Amendment and Waiver to the Loan and Security Agreements, an unsecured loan from H&H for required payments to the pension plan, and for other uses of an unsecured loan in the aggregate principal amount not to exceed $3.5 million under certain conditions.
- A $15.0 million subordinated loan from Steel pursuant to a Subordinated Loan and Security Agreement between WHX, as borrower, and Steel, as lender. WHX used the $15.0 million proceeds of the subordinated loan as a capital contribution to acquire Bairnco.

As of December 31, 2006, WHX and its unrestricted subsidiaries had cash of approximately $0.8 million and current liabilities of approximately $7.5 million, including $5.1 million of mandatorily redeemable preferred shares payable to a related party. H&H's availability under its revolving credit facility and other facilities as of December 31, 2006 was $19.1 million. All such facilities, including the term loans, were set to expire on March 31, 2007 (although by amendment signed on March 29, 2007, were extended until June 30, 2008).

In connection with the closing of the Bairnco Offer and the Merger on April 24, 2007 (see Note 6), Bairnco became a wholly-owned subsidiary of WHX. Initial financing was provided by Steel through two facilities, as discussed in Note 6, in the approximate aggregate amount of $101.5 million. In addition, the Bairnco Revolving Credit Facility was amended to permit the closing of the Merger and related financing transactions. The availability under the Bairnco Revolving Credit Facility on March 31, 2007 was approximately $12.0 million. The Bairnco Revolving Credit Facility permits distributions by Bairnco to WHX under certain conditions, as described in Note 6.

Additional information regarding liquidity issues at WHX and H&H are described in Note 1a to the consolidated financial statements.

The following paragraphs describe management's plans and liquidity of the Company which includes WHX, H&H and its other subsidiaries. However, WHX's access to cash flow from H&H is limited by H&H's March 29, 2007 amendment to the loan and security agreement to i) an unsecured loan for required payments to the pension plan, under certain conditions, and ii) an unsecured loan for other uses in the aggregate principal amount not to exceed $3.5 million under certain conditions.

As discussed further below, the Company believes that recent new and amended financing arrangements, acquisitions, the IRS Waiver and the PBGC Settlement Agreement, the sale of a non-essential operating unit, as well as recent improvements in its core operations, and the substantial completion of a major remediation of property relating to certain environmental liabilities should permit the Company to generate sufficient working capital to meet its obligations as they mature over the next twelve months. The ability of the Company to meet its cash requirements over this time period is dependent, in part, on the Company's ability to meet its business plan. Management believes that existing capital resources and sources of credit, including the H&H facilities and the Bairnco facilities, are adequate to meet its current and anticipated cash requirements. The Company also continues to examine all of its options and strategies, including acquisitions, divestitures, and other corporate transactions, to increase cash flow and stockholder value. However, if the Company's cash needs are greater than anticipated or the Company does not materially satisfy its business plan, the Company may be required to seek additional or alternative financing sources. There can be no assurance that such financing will be available or available on terms acceptable to the Company.

As more fully described in the specific notes to the consolidated financial statements, the Company has taken the following actions which it believes will improve liquidity and help provide for adequate liquidity to fund the Company's capital needs for the next twelve months.

- On December 20, 2006, the IRS granted a conditional waiver of the $15.5 million minimum funding requirement for the WHX Pension Plan for the 2005 plan year and on December 28, 2006, WHX, H&H, and the PBGC entered into the PBGC Settlement Agreement in connection with the IRS Waiver and certain other matters. As a result of the PBGC Settlement Agreement and the IRS Waiver, based on estimates from WHX's actuary, the Company expects its minimum funding requirement for the specific plan year and the amortization of the 2005 requirement to be $13.1 million (paid in full in 2006), $10.8 million, $11.0 million, $8.9 million, $7.0 million and $2.3 million (which amounts reflect the recent passage of the Pension Protection Act of 2006) in 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

- Availability under H&H's Loan and Security Agreements' revolving credit facility as of December 31, 2006 was $19.1 million, and as of March 31, 2007, was approximately $15.5 million. On March 29, 2007, all such facilities, including the term loans, were amended to (i) redefine EBITDA, (ii) reset the levels and amend certain of the financial covenants, (iii) extend the termination date of the credit facilities from March 31, 2007 to June 30, 2008, (iv) permit the extension by H&H to WHX of an unsecured loan for required payments to the pension plan, under certain conditions, and (v) permit the extension by H&H to WHX of an unsecured loan for other uses in the aggregate principal amount not to exceed $3.5 million under certain conditions.

- Following the closing of the Bairnco Merger, upon the satisfaction of certain conditions, Bairnco is permitted to make distributions to WHX. As of March 31, 2007, availability under the Bairnco Revolving Credit Facility was approximately $12.0 million, although there is no assurance that such amount will be available in the future, or if available, that Bairnco will satisfy the conditions for distributing this amount to WHX.

- The acquisition by a subsidiary of H&H of a mechanical roofing fastener business for approximately $26 million, including a working capital adjustment, on December 28, 2006, which we believe will prove to be a valuable acquisition which will solidify H&H's position as a leading manufacturer and supplier of mechanical fasteners, accessories and components, and building products for the North American commercial and residential construction industry.

- The sale in March 2007 of a non-core business which had generated operating losses in the past year.

- The substantial completion of remediation of property relating to certain environmental liabilities.

In view of the matters described in the preceding paragraphs, management believes that the Company and WHX have the ability to meet their financing requirements on a continuing basis. However, if the Company's fiscal 2007 planned cash flow projections are not met, management could consider the reduction of certain discretionary expenses and sale of certain assets. In the event that these plans are not sufficient and the Company's credit facilities are not available, the Company's and WHX's ability to operate could be adversely affected.

Note 2 - Investment in and Advances to Subsidiaries - Net

The following table details the investments in associated companies, accounted for under the equity method of accounting:

	December 31	
	2006	2005
	(in thousands)	
Investment in:		
Handy & Harman	$ (8,436)	$ (23,723)
WHX Aviation	(5)	(5)
WHX CS	(1,166)	(16)
Wheeling-Pittsburgh Capital Corporation	615	1,625
WHX Metals	(3)	(3)
Investment in and advances to subsidiaries - net	$ (8,995)	$ (22,122)

In 2004, WHX loaned $43.5 million to H&H (the "Subordinated Note") to repay, in part, its then-existing credit facilities. Such loan was subordinated to the new financing agreements. On March 31, 2006, H&H entered into an amendment to one of the term loans which, among other things, provided for the payment of $9.0 million from H&H towards the outstanding balance of the Subordinated Note. Subsequent to this transaction, the remaining balance of the Subordinated Note was converted to equity.

Note 3 – Other Income

	Year Ended December 31,		
	2006	2005	2004
		(in thousands)	
Interest and investment income, net	$ -	$ -	$ 310
Gain on WPSC Note Recovery	-	-	5,596
Other, net	-	230	34
	$ -	$ 230	$ 5,940

In 2002, WHX agreed to provide additional funds to the WPC Group (a former subsidiary) amounting to $20.0 million. On August 1, 2003, WHX contributed $20.0 million in cash to WPSC, a subsidiary of WPC, and received a $10.0 million subordinated note from WPSC. This note was fully reserved in 2003. In July 2004, WHX realized $5.6 million upon the sale of the note to a third party and, accordingly, the reserve was reversed and $5.6 million was recorded in other income in 2004.

Note 4 – Equity in Earnings (Loss) of Subsidiaries

	Year ended December 31,		
	2006	2005	2004
		(in thousands)	
Handy & Harman	$ (19,016)	$ (18,095)	$ (134,727)
WHX Aviation	-	9	1,256
WHX CS	(1,150)	(16)	-
Wheeling-Pittsburgh Capital Corporation	40	226	1,839
WHX Metals	-	-	-
	$ (20,126)	$ (17,876)	$ (131,632)

Note 5 - Related Party Transactions

Concurrently with the March 31, 2004 refinancing of H&H, WHX loaned $43.5 million to H&H to repay, in part, the Senior Secured Credit Facilities. Such loan was subordinated to the loans from Wachovia and Canpartners. In addition, WHX deposited $5.0 million of cash with Ableco as collateral for the H&H obligation. All of the cash collateral was returned to WHX prior to December 31, 2004.

Note 6 – Subsequent Event

On April 12, 2007, Steel Partners II, L.P. ("Steel"), a Delaware limited partnership, and WHX entered into a Stock Purchase Agreement whereby WHX acquired Steel's entire interest in BZ Acquisition Corp. ("BZA"), a Delaware corporation and wholly owned subsidiary of Steel (the "BZA Transfer") for $10.00. In addition, WHX agreed to reimburse all reasonable fees and expenses incurred by Steel in connection with the Offer and the Merger (each as defined below). BZA is the acquisition subsidiary in a tender offer to acquire up to all of the outstanding stock of Bairnco Corporation, a Delaware corporation ("Bairnco") for $13.50 per share in cash. Steel beneficially owns approximately 50.3% of WHX's outstanding common stock.

Steel, BZA, and Bairnco entered into an Agreement and Plan of Merger dated as of February 23, 2007 (the "Merger Agreement"), pursuant to which BZA amended its tender offer to acquire all of the outstanding common shares of Bairnco at a price of $13.50 per share in cash (the "Offer"). In addition, all Bairnco shareholders of record on March 5, 2007 continued to be entitled to receive the declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share. On April 13, 2007, upon the expiration of the Offer pursuant to the Merger Agreement, BZA acquired approximately 88.9% of the outstanding common stock of Bairnco.

Pursuant to the Merger Agreement, on April 24, 2007, BZA was merged with and into Bairnco with Bairnco continuing as the surviving corporation as a wholly owned subsidiary of WHX (the "Merger"). At the effective time of the Merger, each Bairnco common share then outstanding (other than shares owned by BZA or its direct parent entity, shares owned by Bairnco as treasury stock and shares held by stockholders who properly exercise their appraisal rights) was automatically converted into the right to receive $13.50 per share in cash without interest and subject to applicable withholding taxes. Immediately prior to the Merger, BZA held approximately __% of the outstanding shares of Bairnco. The proceeds required to fund the closing of the Offer and the resulting Merger and to pay related fees and expenses were approximately $101.5 million.

In connection with the closing of the Offer, initial financing was provided by Steel through two facilities. Steel extended to BZA bridge loans in principal amount of approximately $75.1 million, $1.4 million, and $10.0 million (and may extend additional loans of approximately $3.6 million, up to an aggregate total amount of borrowings of $90.0 million) pursuant to a Loan and Security Agreement (the "Bridge Loan Agreement"), between BZA and Bairnco, as borrowers, and Steel, as lender. In addition, Steel extended to WHX a $15.0 million subordinated loan, which is unsecured at the WHX level, pursuant to a Subordinated Loan and Security Agreement (the "Subordinated Loan Agreement" and, together with the Bridge Loan Agreement, the "Loan Agreements"), between WHX, as borrower, and Steel, as lender. WHX contributed the $15.0 million proceeds of the subordinated loan to BZA as a capital contribution.

The Bridge Loan Agreement provides for bridge term loans of up to $90 million from Steel to BZA, which were assumed by Bairnco as a result of the Merger. Borrowings under the Bridge Loan Agreement bear (i) cash interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 1.75% and (ii) pay-in-kind interest at a rate per annum equal to 4.5% for the first 90 days the initial loan is outstanding and 5% (instead of 4.5%) for the balance of the term, each as adjusted from time to time. The minimum aggregate interest rate on borrowings under the Bridge Loan Agreement is 14.5% per annum for the first 90 days the initial loan is outstanding, and 15% (instead of 14.5%) per annum for the balance of the term, and the maximum aggregate interest rate on borrowings under the Bridge Loan Agreement is 18% per annum. The cash interest rate and the pay-in-kind interest rate may be adjusted from time to time, by agreement of Steel and Bairnco, so long as the aggregate interest rate remains the same. Interest is payable monthly in arrears. Obligations under the Bridge Loan Agreement are guaranteed by certain of Bairnco's subsidiaries and secured by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. Obligations under the Bridge Loan Agreement are also guaranteed by the Company on an unsecured basis. The scheduled maturity date of the indebtedness under the Bridge Loan Agreement is the earlier to occur of (i) June 30, 2008 and (ii) such time as Bairnco obtains any replacement financing. Indebtedness under the Bridge Loan Agreement may be prepaid without penalty or premium.

The Subordinated Loan Agreement provides for a subordinated term loan of $15 million from Steel to WHX, which is unsecured at the WHX level. Borrowings under the Subordinated Loan Agreement bear pay-in-kind interest at a rate per annum equal to the prime rate of JP Morgan Chase plus 7.75%, adjusted from time to time, with a minimum interest rate of 16% per annum and a maximum interest rate of 19% per annum. Interest is payable monthly in arrears. Obligations under the Subordinated Loan Agreement are guaranteed by Bairnco and certain of its subsidiaries and secured by a junior lien on the assets of Bairnco and certain of its subsidiaries and capital stock of certain of Bairnco's subsidiaries. The indebtedness under the Subordinated Loan Agreement will mature on the second anniversary of the issuance of the subordinated loan and may be prepaid without penalty or premium.

The Loan Agreements contain customary representations, warranties, covenants, events of default and indemnification provisions. The indebtedness under the Bridge Loan Agreement and the related security interests is subordinated to the indebtedness and related security interests granted under Bairnco's existing senior credit facility with Bank of America, N.A. The guarantees of the indebtedness under the Subordinated Loan Agreement and the related security interests is subordinated to all indebtedness and security interests described in the preceding sentence.

On November 9, 2006, Bairnco entered into a five year, $42.0 million Senior Secured Credit Facility with Bank of America. The $42.0 million facility is apportioned as follows: a five-year $15.0 million term loan and up to a $27.0 million revolving credit facility, including a $13.0 million sub-limit for letters of credit and a $3.0 million sub-limit for foreign currency loans. The Bairnco Revolving Credit Facility is secured by a first lien on substantially all of the domestic assets of Bairnco, the capital stock of domestic subsidiaries and 65% of the capital stock of foreign subsidiaries. The Bairnco Revolving Credit Facility matures on November 8, 2011. This Bairnco Revolving Credit Facility was amended on March 23, 2007 to permit the change of control in connection with the closing of the Offer, among other things, and was further amended on April 24, 2007 to amend certain covenants and to permit the financing under the Loan Agreements, among other things.

The term loan under the Bairnco Revolving Credit Facility has scheduled principal payments of $1.1 million in 2007, 2008, 2009 and 2010, and $1.0 million in 2011, with the balance due at maturity. Interest rates vary on the term loan and are set from time to time in relationship to one of several reference rates, as selected by Bairnco. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates as selected by Bairnco. A commitment fee is paid on the unused portion of the total credit facility. The amount Bairnco can borrow at any given time is based upon a formula that takes into account, among other things, eligible inventory and accounts receivable, which can result in borrowing availability of less than the full amount of the Bairnco Revolving Credit Facility. The Bairnco Revolving Credit Facility contains customary representations, warranties, covenants (including a covenant that permits Bairnco to make distributions to WHX provided that specified conditions are met), events of default and indemnification provisions. The Bairnco Revolving Credit Facility also contains a financial covenant which requires Bairnco to meet a minimum fixed charge coverage ratio, including upon the payment of any distribution from Bairnco to WHX.

In addition, Bairnco has a China foreign loan facility that reflects borrowing by its Chinese facilities through Bank of America, Shanghai, China, which is secured by four U.S. dollar denominated letters of credit totaling $5.2 million issued under the Secured Credit Facility.

Bairnco operates two core businesses – Arlon and Kasco. Arlon designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets. Kasco is a leading provider of meat-room products and maintenance services for the meat and deli departments of supermarkets; restaurants; meat, poultry and fish processing plants; and manufacturers and distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America. WHX believes that the acquisition of Bairnco will be beneficial because of Bairnco's strong positions in niche engineered materials markets, and that it will improve Bairnco's plant level operations, profit margins and working capital. The results of operations and assets of Bairnco will be included in the financial statements of WHX beginning in the second quarter of 2007.

WHX Corporation
Schedule II –Valuation and Qualifying Accounts and Reserves

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Additions/ (Deductions) Describe		Balance at End of of Period
Year ended December 31, 2006					
Valuation allowance on state and local NOL's	4,120	1,078	-		5,198
Valuation allowance on federal NOL's	42,105	17,800	(3,194)	(3)	56,711
Valuation allowance on other net deferred tax assets	52,435	(13,667)	(4,004)	(2)	34,764
	98,660	5,211	(7,198)		96,673
Allowance for Doubtful Accounts	1,087	653	(650)		1,090
Total	99,747	5,864	(7,848)		97,763
Year ended December 31, 2005					
Valuation allowance on state and local NOL's	-	-	4,120	(4)	4,120
Valuation allowance on federal NOL's	40,594	12,360	(10,849)	(1)	42,105
Valuation allowance on other net deferred tax assets	39,169	(216)	13,482	(2)	52,435
	79,763	12,144	6,753		98,660
Allowance for Doubtful Accounts	1,238	467	(618)		1,087
Total	81,001	12,611	6,135		99,747
Year ended December 31, 2004					
Valuation allowance on foreign NOL's	5,810	-	(5,810)	(3)	-
Valuation allowance on federal NOL's	31,694	8,900	-		40,594
Valuation allowance on other net deferred tax assets	16,689	15,100	7,380	(2)	39,169
	54,193	24,000	1,570		79,763
Allowance for Doubtful Accounts	1,003	249	(14)		1,238
Total	55,196	24,249	1,556		81,001

(1) Reduction of NOLs (and related valuation allowance) due to bankruptcy reorganization on July 29, 2005.
(2) Increase (decrease) in valuation allowance relates to deferred tax asset for miniumum pension liabilities recorded in other comprehensive income and the recognition of deferred tax assets for state and local taxes.
(3) Reduction of NOLs (and related valuation allowance) due to expiration of carryforward period.
(4) Increase relates to recognition of deferred tax asset for state and local NOL's.

Performance Graph

Set forth below are a graph and table comparing, for each of the fiscal years indicated, the yearly percentage change in the Company's cumulative total stockholder return on the Company's Common Stock with the cumulative total return of a) the Standard and Poor's 500 Index, a broad equity market index and b) the Hemscott Metals Fabrication Industry Group Index. The initial date is August 22, 2005, which is the first trading date of the Company's Common Stock following the Company's emergence from protection under Chapter 11 of the Bankruptcy Code.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG WHX CORPORATION,
S&P 500 INDEX AND HEMSCOTT GROUP INDEX



175
150
125
100
75
50
25
0
DOLLARS
8/22/2005
12/31/05
12/31/06
WHX CORPORATION
HEMSCOTT GROUP INDEX
S&P 500 INDEX

ASSUMES $100 INVESTED ON AUGUST 22, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2006

	Period Ending		
COMPANY/INDEX/MARKET	**8/22/2005**	**12/30/2005**	**12/29/2006**
WHX CORPORATION	100.00	99.02	82.44
Hemscott Metals Fabrication Group Index	100.00	110.09	149.33
S&P 500 Index	100.00	102.91	119.17

END